SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_________________________________________

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. –)*

SEADRILL PARTNERS LLC
(Name of Issuer)

Common Units Representing Limited Liability Company Interests
(Title of Class of Securities)

Y7545W 109
(CUSIP Number)

Seadrill Limited P.O. Box HM 1593 Par-la-Ville Place, 4th Floor 14 Par-la-Ville Road Hamilton HM 08 Bermuda (441) 295-6935 (telephone number)

with a copy to: Gary J. Wolfe Seward & Kissel LLP One Battery Park Plaza New York, NY 10004 (212) 574-1500 (telephone number)
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 24, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [_]

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y7545W 109	Page 2 of 10

1	Name of Reporting Person
Seadrill Limited

2	Check the appropriate box if a member of a group*		(a) [x]
(b) [_]

3	SEC use only

4	Source of Funds		OO

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		[_]

6	Citizenship or Place of Organization		Bermuda

	7	Sole Voting Power: 0

Number of Shares Beneficially
	8	Shared Voting Power: 14,752,525 common units*

Owned by Each Reporting
	9	Sole Dispositive Power: 0

Person With
	10	Shared Dispositive Power: 14,752,525 common units*

11	Aggregate Amount Beneficially Owned by each Reporting Person: 14,752,525 common units*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares		[_]

13	Percent of Class Represented by Amount in Row (11)		59.5%**

14	Type of Reporting Person		CO

*           Seadrill Limited also beneficially owns 16,543,350 subordinated units representing limited liability company interests in Seadrill Partners LLC, which may be converted into common units on a one-for-one basis (or, in certain circumstances, at a ratio that may be less than one-to-one) at the times set forth in, and subject to the terms and conditions of, the First Amended and Restated Operating Agreement of Seadrill Partners LLC.  The Reporting Person is also the indirect beneficial owner of a non-economic Seadrill Member Interest and the incentive distribution rights representing the right to receive increasing percentages of the cash distributed by Seadrill Partners LLC in excess of $0.4456 per common unit and subordinated unit per quarter, each of which is owned of record by Seadrill Member LLC, a wholly-owned subsidiary of Seadrill Limited.

**           Calculation of percentage is based on a total of 24,815,025 common units outstanding as of  October 24, 2012, the date on which the initial public offering of Seadrill Partners LLC's common units closed.

CUSIP No. Y7545W 109	Page 3 of 10

1	Name of Reporting Person
Hemen Holding Limited

2	Check the appropriate box if a member of a group*		(a) [x]
(b) [_]

3	SEC use only

4	Source of Funds		OO

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		[_]

6	Citizenship or Place of Organization		Cyprus

	7	Sole Voting Power: 0

Number of Shares Beneficially
	8	Shared Voting Power: 14,752,525 common units*

Owned by Each Reporting
	9	Sole Dispositive Power: 0

Person With
	10	Shared Dispositive Power: 14,752,525 common units*

11	Aggregate Amount Beneficially Owned by each Reporting Person: 14,752,525 common units*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares		[_]

13	Percent of Class Represented by Amount in Row (11)		59.5%**

14	Type of Reporting Person		HC

*           Hemen Holding Limited is the principal shareholder of Seadrill Limited, and is indirectly controlled by trusts established by John Fredriksen, Chairman of the Board of Directors of Seadrill Limited, for the benefit of his immediate family (the "Trusts"), and may also be deemed to beneficially own 16,543,350 subordinated units representing limited liability company  interests in Seadrill Partners LLC, which may be converted into common units on a one-for-one basis (or, in certain circumstances, at a ratio that may be less than one-to-one) at the times set forth in, and subject to the terms and conditions of, the First Amended and Restated Operating Agreement of Seadrill Partners LLC.  The Reporting Person is also the indirect beneficial owner of a non-economic Seadrill Member Interest and the incentive distribution rights the right to receive increasing percentages of the cash distributed by Seadrill Partners LLC in excess of $0.4456 per common unit and subordinated unit per quarter, each of which is owned of record by Seadrill Member LLC, a wholly-owned subsidiary of Seadrill Limited.

**           Calculation of percentage is based on a total of 24,815,025 common units outstanding as of  October 24, 2012, the date on which the initial public offering of Seadrill Partners LLC's common units closed.

CUSIP No. Y7545W 109	Page 4 of 10

1	Name of Reporting Person
Greenwich Holdings Limited

2	Check the appropriate box if a member of a group*		(a) [x]
(b) [_]

3	SEC use only

4	Source of Funds		OO

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		[_]

6	Citizenship or Place of Organization		Cyprus

	7	Sole Voting Power: 0

Number of Shares Beneficially
	8	Shared Voting Power: 14,752,525 common units*

Owned by Each Reporting
	9	Sole Dispositive Power: 0

Person With
	10	Shared Dispositive Power: 14,752,525 common units*

11	Aggregate Amount Beneficially Owned by each Reporting Person: 14,752,525 common units*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares		[_]

13	Percent of Class Represented by Amount in Row (11)		59.5%**

14	Type of Reporting Person		HC

*           Greenwich Holdings Limited, which is indirectly controlled by the Trusts, may also be deemed to beneficially own 16,543,350 subordinated units representing limited liability company interests in Seadrill Partners LLC, which may be converted into common units on a one-for-one basis (or, in certain circumstances, at a ratio that may be less than one-to-one) at the times set forth in, and subject to the terms and conditions of, the First Amended and Restated Operating Agreement of Seadrill Partners LLC.  The Reporting Person is also the indirect beneficial owner of a non-economic Seadrill Member Interest and the incentive distribution rights the right to receive increasing percentages of the cash distributed by Seadrill Partners LLC in excess of $0.4456 per common unit and subordinated unit per quarter, each of which is owned of record by Seadrill Member LLC, a wholly-owned subsidiary of Seadrill Limited.

**           Calculation of percentage is based on a total of 24,815,025 common units outstanding as of  October 24, 2012, the date on which the initial public offering of Seadrill Partners LLC's common units closed.

CUSIP No. Y7545W 109	Page 5 of 10

1	Name of Reporting Person
C.K. Limited

2	Check the appropriate box if a member of a group*		(a) [x]
(b) [_]

3	SEC use only

4	Source of Funds		OO

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		[_]

6	Citizenship or Place of Organization		Jersey

	7	Sole Voting Power: 0

Number of Shares Beneficially
	8	Shared Voting Power: 14,752,525 common units*

Owned by Each Reporting
	9	Sole Dispositive Power: 0

Person With
	10	Shared Dispositive Power: 14,752,525 common units*

11	Aggregate Amount Beneficially Owned by each Reporting Person: 14,752,525 common units*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares		[_]

13	Percent of Class Represented by Amount in Row (11)		59.5%**

14	Type of Reporting Person		OO

*           C.K. Limited, which is the trustee of the Trusts, may also be deemed to beneficially own 16,543,350 subordinated units representing limited liability company interests in Seadrill Partners LLC, which may be converted into common units on a one-for-one basis (or, in certain circumstances, at a ratio that may be less than one-to-one) at the times set forth in, and subject to the terms and conditions of, the First Amended and Restated Limited Liability Company Agreement of Seadrill Partners LLC.  The Reporting Person is also the indirect beneficial owner of a non-economic Seadrill Member Interest and the incentive distribution rights the right to receive increasing percentages of the cash distributed by Seadrill Partners LLC in excess of $0.4456 per common unit and subordinated unit per quarter, each of which is owned of record by Seadrill Member LLC, a wholly-owned subsidiary of Seadrill Limited.

**           Calculation of percentage is based on a total of 24,815,025 common units outstanding as of  October 24, 2012, the date on which the initial public offering of Seadrill Partners LLC's common units closed.

CUSIP No. Y7545W 109	Page 6 of 10

SCHEDULE 13D

The reporting persons named in Item 2 below are hereby jointly filing this Schedule 13D (this "Statement") because, due to certain affiliations and relationships among the reporting persons, such reporting persons may be deemed to beneficially own some or all of the same securities directly or indirectly acquired from the Company (defined below) by one or more of the reporting persons. In accordance with Rule 13d-1(k)(1)(iii) promulgated pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the reporting persons named in Item 2 below have executed a written agreement relating to the joint filing of this Schedule 13D (the "Joint Filing Agreement"), a copy of which is annexed hereto as Exhibit A.

Item 1.  Security and Issuer.

This Statement is being filed with respect to the common units representing limited liability company interests (each, a "Common Unit") of Seadrill Partners LLC (the "Company"). The address of the principal executive offices of the Company is:

13th Floor, One America Square,
17 Crosswall, London, EC3N 2LB,
United Kingdom

Item 2.  Identity and Background

This Statement is being filed on behalf of: (i) Seadrill Limited, a Bermuda company; (ii) Hemen Holding Limited, a Cyprus holding company ("Hemen"); (iii) Greenwich Holdings Limited, a Cyprus holding company ("Greenwich"); and (iv) C.K. Limited, a Jersey company ("C.K. Limited") (collectively, the "Reporting Persons").

The total Common Units reported as beneficially owned by each of Hemen, Greenwich and C.K. Limited include the Common Units reported as beneficially owned by Seadrill Limited.  As of the date of this Schedule 13D, Hemen and another related company beneficially owned 115,097,583 common shares of Seadrill Limited, representing approximately 24.6% of the common shares of Seadrill Limited outstanding.  Hemen is also party to separate Total Return Swap Agreements relating to 3,900,000 of Seadrill Limited's common shares.  Greenwich is the sole shareholder of Hemen.  As such, Hemen and Greenwich may be deemed to share beneficial ownership of the Common Units beneficially owned by Seadrill Limited, but disclaim such beneficial ownership to the extent such beneficial ownership exceeds their pecuniary interest.  Mr. John Fredriksen, Chairman of the Board of Directors of Seadrill Limited, may be deemed indirectly to have influence over Hemen and Greenwich the shares of which are controlled by trusts established by Mr. Fredriksen for the benefit of his immediate family (the "Trusts").  C.K. Limited is the trustee of the Trusts.  The beneficiaries of the Trusts are certain members of Mr. Fredriksen's family.

(a., b., c. and f.) (i) The address of the principal business and principal office of Seadrill Limited is Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda.  Seadrill Limited is an offshore drilling contractor providing worldwide offshore drilling services to the oil and gas industry. Its primary business is the ownership and operation of jack-up rigs, tender rigs, semi-submersible rigs and drillships for operations in shallow, mid and deepwater areas, and in benign and harsh environments.

Name	Position	Principal Address/Other Positions/Citizenship

John Fredriksen	President, Director and Chairman of the Board
Mr. Fredriksen's principal business address is c/o Seatankers Management Co. Ltd., P.O. Box 53562 CY3399, Limassol Cyprus.  Mr. Fredriksen is also the Chairman, President and Director of Frontline Ltd. and Director of Golar LNG Limited. Mr. Fredriksen also serves as a director of Golden Ocean Group Limited.  Mr. Fredriksen is a citizen of Cyprus.

CUSIP No. Y7545W 109	Page 7 of 10

Name	Position	Principal Address/Other Positions/Citizenship

Tor Olav Trøim	Vice-President and Director
Mr. Trøim's principal address is c/o Seadrill Limited, Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda.  Mr. Trøim also serves as Chairman of the Board of Directors of the Company, and as a Director of Golar LNG Limited, Golar LNG Partners,
Archer Limited, Golden Ocean Group Limited, Marine Harvest ASA and Aktiv Kapital ASA.  Mr. Trøim is a citizen of Norway.

Kate Blankenship	Director
Ms. Blankenship's principal business address is c/o Frontline Ltd., 4th Floor, Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM08, Bermuda.  Ms. Blankenship also serves as a Director of the Company, Golar LNG Partners, Golar LNG Limited, Archer Limited, Frontline Ltd., Golden Ocean Group Limited, Independent Tankers Corporation and North Atlantic Drilling Ltd. Ms. Blankenship is a citizen of the United Kingdom.

Carl Erik Steen	Director	Mr. Steen's principal business address is c/o Seadrill Limited, 4th Floor, Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM08, Bermuda. Mr. Steen is a Norwegian citizen.
Katherine Fredriksen	Director
Ms. Fredriksen's principal business address is c/o Frontline Ltd., 4th Floor, Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM08, Bermuda. Ms. Fredriksen also serves as a director of Frontline Ltd., Golar LNG Limited, Independent Tankers Corporation and North Atlantic Drilling Ltd.  Ms. Fredriksen is a citizen of Norway.

Fredrik Halvorsen	Chief Executive Officer of Seadrill Management AS and Principal Executive Officer of Seadrill Limited.	Mr. Halvorsen's principal business address is c/o Seadrill Limited, 4th Floor, Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM08, Bermuda. Mr. Halvorsen is a Norwegian citizen.
Rune Magnus Lundetræ	Chief Financial Officer of Seadrill Management AS and Principal Financial Officer of Seadrill Limited.	Mr. Lundetræ's principal business address is c/o Seadrill Limited, 4th Floor, Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM08, Bermuda. Mr. Lundetræ is a Norwegian citizen.

CUSIP No. Y7545W 109	Page 8 of 10

(ii) The address of Hemen's principal place of business is P.O. Box 53562, CY3399 Limassol, Cyprus. The principal business of Hemen is acting as an investment holding company. The name, citizenship, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted of Hemen's director is set forth below. Hemen does not have any executive officers.

Name	Position	Principal Address/Other Positions/Citizenship

Demetrios Antoniou Hannas	Director	Mr. Hannas' principal business address is Deana Beach Apartments, Block 1, 4th Floor, Promachon Eleftherias Street, Ayios Athanasios, CY - 4103 Limassol, Cyprus. Mr. Hannas is a citizen of Cyprus.

(iii) The address of Greenwich's principal place of business is P.O. Box 53562, CY3399 Limassol, Cyprus. The principal business of Greenwich is acting as an investment holding company. The name, citizenship, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted of Greenwich's director is set forth below. Greenwich does not have any executive officers.

Name	Position	Principal Address/Other Positions/Citizenship

Demetrios Antoniou Hannas	Director	Mr. Hannas' principal business address is Deana Beach Apartments, Block 1, 4th Floor, Promachon Eleftherias Street, Ayios Athanasios, CY - 4103 Limassol, Cyprus. Mr. Hannas is a citizen of Cyprus.

(iv) The address of C.K. Limited's principal place of business is 13 Castle Street, St Helier, Jersey JE4 5UT. The principal business of C.K. Limited is acting as trustee of the Trust. The name, citizenship, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted of each director is set forth below. C.K. Limited does not have any executive officers.

Name	Position	Principal Address/Other Positions/Citizenship

Demetrios Antoniou Hannas	Director	Mr. Hannas' principal business address is Deana Beach Apartments, Block 1, 4th Floor, Promachon Eleftherias Street, Ayios Athanasios, CY - 4103 Limassol, Cyprus. Mr. Hannas is a citizen of Cyprus.
Chris Bunt	Director	Mr. Bunt's principal business address 13 Castle Street, St Helier, Jersey JE4 5UT. Mr. Bunt is a citizen of Jersey.
Charles Guy Malet de Carteret	Director	Mr. Carteret's principal business address is 13 Castle Street, St Helier, Jersey JE4 5UT. Mr. Carteret is a citizen of Jersey.
Simon Paul Alan Brewer	Director	Mr. Brewer's principal business address is 13 Castle Street, St Helier, Jersey JE4 5UT. Mr. Brewer is a citizen of Jersey.

CUSIP No. Y7545W 109	Page 9 of 10

(d. and e.) To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2, has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Sources and Amount of Funds or Other Consideration

On June 28, 2012, in connection with its formation, the Company issued to (a) to Seadrill Member, LLC a 2% limited liability company interest in the Company for $20.00 and (b) to Seadrill Limited, a 98% limited liability company interest in the Company for $980.00 in an offering exempt from registration under Section 4(2) of the Securities Act.  In connection with the closing of the initial public offering of the Company's Common Units (the "IPO"), the Company entered into a contribution and sale agreement dated October 22, 2012 with Seadrill Limited and certain of its subsidiaries (the "Contribution Agreement") that effected the organizational structuring relating to the IPO. Pursuant to the Contribution Agreement, on October 24, 2012, the Company redeemed these limited liability company interests and issued to (i) Seadrill Limited (A) 16,065,025 Common Units and (B) 16,543,350 subordinated units representing limited liability company interests ("Sub Units"), collectively representing a 78.8% limited liability company interest in the Company; and (ii) to Seadrill Member LLC, (A) the incentive distribution rights representing the right to receive increasing percentages of the cash distributed by Seadrill Partners LLC in excess of $0.4456 per common unit and subordinated unit per quarter and (B) the Seadrill Member Interest, representing a non-economic limited liability company interest to Seadrill Member LLC, a wholly owned subsidiary of Seadrill Limited.  On October 24, 2012, the Company sold 10,062,500 Common Units in the IPO, including 1,312,500 Common Units that were redeemed from Seadrill Limited upon the full exercise of the option which Company granted to the underwriters to purchase additional Common Units.  Following the closing of the offering,  Seadrill Limited owned 14,752,525 Common Units and 16,543,350 Sub Units, collectively representing a 75.7% limited liability company interest in the Company.  The Common Units were registered under the Exchange Act on October 18, 2012.

Item 4.  Purpose of Transaction

The information contained in Item 3 above is incorporated herein by reference.

Seadrill Limited acquired the Common Units and the Sub Units that it owned as of the date of this Schedule 13D for investment purposes and in order to effect the IPO.  The Reporting Persons at any time and from time to time may acquire additional Common Units or dispose of any or all of Common Units they own depending upon an ongoing evaluation of the investment in the Common Units, prevailing market conditions, other investment opportunities, other investment considerations and/or other factors.

The Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) inclusive of the instructions to Item 4 of Schedule 13D.  The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.  Interest in Securities of the Issuer.

(a) – (b) The aggregate number and percentage of shares of Common Units beneficially owned by the Reporting Persons (on the basis of a total of 24,815,025 Common Units issued and outstanding as of the closing of the IPO) are as follows:

Seadrill Limited

a)	Amount beneficially owned: 14,752,525		Percentage: 59.5%
b)	Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote: 0
	ii.	Shared power to vote or to direct the vote: 14,752,525
	iii.	Sole power to dispose or to direct the disposition of: 0
	iv.	Shared power to dispose or to direct the disposition of: 14,752,525

CUSIP No. Y7545W 109	Page 10 of 10

Hemen

a)	Amount beneficially owned: 14,752,525		Percentage: 59.5%
b)	Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote: 0
	ii.	Shared power to vote or to direct the vote: 14,752,525
	iii.	Sole power to dispose or to direct the disposition of: 0
	iv.	Shared power to dispose or to direct the disposition of: 14,752,525

Greenwich

a)	Amount beneficially owned: 14,752,525		Percentage: 59.5%
b)	Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote: 0
	ii.	Shared power to vote or to direct the vote: 14,752,525
	iii.	Sole power to dispose or to direct the disposition of: 0
	iv.	Shared power to dispose or to direct the disposition of: 14,752,525

C.K. Limited

a)	Amount beneficially owned: 14,752,525		Percentage: 59.5%
b)	Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote: 0
	ii.	Shared power to vote or to direct the vote: 14,752,525
	iii.	Sole power to dispose or to direct the disposition of: 0
	iv.	Shared power to dispose or to direct the disposition of: 14,752,525

(c.) To the best knowledge of the Reporting Persons, No transactions were affected by the persons enumerated in Item 2 during the past 60 days other than the transactions described herein.

(d.) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Units beneficially owned by the Reporting Persons.

(e.) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Operating Agreement

Under the First Amended and Restated Operating Agreement of the Company, dated October 24, 2012, the Company agreed to register for resale under the Securities Act of 1933, as amended, and applicable state securities laws any Common Units, Sub Units or other limited liability company interests proposed to be sold by Seadrill Member LLC or any of its affiliates (including Seadrill Limited) or their assignees if an exemption from the registration requirements is not otherwise available or advisable. These registration rights continue for two years following any withdrawal or removal of Seadrill Member LLC as the Seadrill Member of the Company.  The Company is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.

Under the Operating Agreement, if, at any time, the Seadrill Member and its affiliates own more than 80% of the Common Units and Sub Units then outstanding, the Seadrill Member has the right, but not the obligation, to purchase all, but not less than all, of the remaining Common Units at a price equal to the greater of (1) the average of the daily closing prices of the Common Units over the consecutive twenty trading days preceding the date three days before notice of exercise of the call right is first mailed and (2) the highest price paid by the Seadrill Member or any of its affiliates for Common Units during the ninety-day period preceding the date such notice is first mailed.

Item 7.  Material to be Filed as Exhibits.

Exhibit A	Joint Filing Agreement.

Exhibit B	First Amended and Restated Operating Agreement of Seadrill Partners LLC, dated as of October 24, 2012

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

November 5, 2012

SEADRILL LIMITED

By:	/s/ Fredrik Halvorsen
Name:	Fredrik Halvorsen
Title:	Chief Executive Officer of Seadrill Management AS
(Principal Executive Officer)

HEMEN HOLDING LIMITED

By:	/s/ Demetrious Antoniou Hannas
Name:	Demetrious Antoniou Hannas
Title:	Director

GREENWICH HOLDINGS LIMITED

By:	/s/ Demetrious Antoniou Hannas
Name:	Demetrious Antoniou Hannas
Title:	Director

C.K. LIMITED

By:	/s/ Demetrious Antoniou Hannas
Name:	Demetrious Antoniou Hannas
Title:	Director

Exhibit A

JOINT FILING AGREEMENT

The undersigned, being duly authorized thereunto, hereby executes this agreement as an exhibit to this Schedule 13D with respect to the securities of Seadrill Partners LLC to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, as amended, to file this Schedule 13D jointly on behalf of each such party.

November 5, 2012

SEADRILL LIMITED

By:	/s/ Fredrik Halvorsen
Name:	Fredrik Halvorsen
Title:	Chief Executive Officer of Seadrill Management AS
(Principal Executive Officer)

HEMEN HOLDING LIMITED

By:	/s/ Demetrious Antoniou Hannas
Name:	Demetrious Antoniou Hannas
Title:	Director

GREENWICH HOLDINGS LIMITED

By:	/s/ Demetrious Antoniou Hannas
Name:	Demetrious Antoniou Hannas
Title:	Director

C.K. LIMITED

By:	/s/ Demetrious Antoniou Hannas
Name:	Demetrious Antoniou Hannas
Title:	Director

Exhibit B

FIRST AMENDED AND RESTATED OPERATING AGREEMENT

OF

SEADRILL PARTNERS LLC

DATED AS OF OCTOBER 24, 2012

FIRST AMENDED AND RESTATED OPERATING AGREEMENT OF

SEADRILL PARTNERS LLC

THIS FIRST AMENDED AND RESTATED OPERATING AGREEMENT OF SEADRILL PARTNERS LLC, dated as of October 24, 2012, is entered into by Seadrill Member LLC, a Marshall Islands limited liability company, and Seadrill Limited, a Bermuda exempted company, together with any other Persons who become Members in the Company or parties hereto as provided herein.  In consideration of the covenants, conditions and agreements contained herein, the parties agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1                      Definitions.  The following definitions shall be for all purposes, unless otherwise clearly indicated to the contrary, applied to the terms used in this Agreement.

"Acquisition" means any transaction in which any Group Member acquires (through an asset acquisition, merger, stock acquisition or other form of investment) control over all or a portion of the assets, properties or business of another Person for the purpose of increasing the operating capacity and/or asset base of the Company Group from the operating capacity and/or asset base of the Company Group existing immediately prior to such transaction; provided, however, that any acquisition of properties or assets of another Person that is made solely for investment purposes shall not constitute an Acquisition under this Agreement.

"Adjusted Operating Surplus" means, with respect to any period, Operating Surplus generated with respect to such period (a) less (i) the amount of any net increase in Working Capital Borrowings (or the Company's proportionate share of any net increase in Working Capital Borrowings in the case of Subsidiaries that are not wholly-owned, including the Operating Companies) with respect to such period and (ii) the amount of any net reduction in cash reserves for Operating Expenditures (or the Company's proportionate share of any net decrease in cash reserves for Operating Expenditures in the case of Subsidiaries that are not wholly-owned, including the Operating Companies) over such period to the extent such reduction does not relate to an Operating Expenditure made with respect to such period, and (b) plus (i) the amount of any net decrease in Working Capital Borrowings (or the Company's proportionate share of any net decrease in Working Capital Borrowings in the case of Subsidiaries that are not wholly-owned, including the Operating Companies) with respect to such period; (ii) the amount of any net increase in cash reserves (or the Company's proportionate share of any net increase in cash reserves in the case of Subsidiaries that are not wholly-owned, including the Operating Companies) for Operating Expenditures over such period to the extent such reserve is required by any debt instrument for the repayment of principal, interest or premium; and (iii) the amount of any net decrease made in subsequent periods to cash reserves for Operating Expenditures initially established with respect to such period to the extent such decrease results in a reduction in Adjusted Operating Surplus in subsequent periods pursuant to clause (a)(ii) above.  Adjusted Operating Surplus does not include that portion of Operating Surplus included in clause (a)(i) of the definition of Operating Surplus.  Adjusted Operating

Surplus includes that portion of Operating Surplus in clause (a)(ii) of the definition of Operating Surplus only to the extent that cash is received by the Company Group.

"Adverse Determination" has the meaning set forth in Section 7.15(a).

"Affiliate" means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with, the Person in question.  As used herein, the term "control" means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

"Aggregate Quantity of IDR Reset Common Units" has the meaning set forth in Section 5.10(a).

"Agreed Value" means the fair market value of the applicable property or other consideration at the time of contribution or distribution, as the case may be, as determined by the Board of Directors.

"Agreement" means this First Amended and Restated Operating Agreement of Seadrill Partners LLC, as it may be amended, supplemented or restated from time to time.

"Annual Meeting" means the meeting of Members to be held every year, commencing in 2013, to elect the Elected Directors as provided in Section 7.2 and to vote on any other matters brought before the meeting in accordance with this Agreement.

"Appointed Directors" means the members of the Board of Directors appointed by the Seadrill Member in accordance with the provisions of Article VII.

"Associate" means, when used to indicate a relationship with any Person: (a) any corporation or organization of which such Person is a director, officer, manager, general partner or managing member or is, directly or indirectly, the owner of 20% or more of any class of voting stock or other voting interest; (b) any trust or other estate in which such Person has at least a 20% beneficial interest or as to which such Person serves as trustee or in a similar fiduciary capacity; and (c) any relative or spouse of such Person, or any relative of such spouse, who has the same principal residence as such Person.

"Audit Committee" means a committee of the Board of Directors composed of a minimum of three members of the Board of Directors then serving who meet the independence standards required of directors who serve on an audit committee of a board of directors established by the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission thereunder and meet the standards for audit committee composition established by the National Securities Exchange on which the Common Units are listed or admitted to trading.

"Available Cash" means, with respect to any Quarter ending prior to the Liquidation Date:

(a)           the sum of (i) all cash and cash equivalents of the Company Group (or the Company's proportionate share of cash and cash equivalents in the case of Subsidiaries that are not wholly-owned, including the Operating Companies) on hand at the end of such Quarter, (ii) all additional cash and cash equivalents of the Company Group (or the Company's proportionate share of cash and cash equivalents in the case of Subsidiaries that are not wholly-owned, including the Operating Companies) on hand on the date of determination of Available Cash with respect to such Quarter resulting from Working Capital Borrowings made subsequent to the end of such Quarter, and (iii) all cash and cash equivalents on hand on the date of determination of Available Cash resulting from cash distributions received after the end of such Quarter from any Group Member's equity interest in any Person (other than a Subsidiary), which distributions are paid by such Person in respect of operations conducted by such Person during such Quarter, less

(b)           the amount of any cash reserves (or the Company's proportionate share of cash reserves in the case of Subsidiaries that are not wholly-owned, including the Operating Companies) established by the Board of Directors to (i) provide for the proper conduct of the business of the Company Group (including reserves for future capital expenditures and for anticipated future credit needs of the Company Group) subsequent to such Quarter, (ii) comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which any Group Member is a party or by which it is bound or its assets are subject and (iii) provide funds for distributions under Sections 6.2 or 6.3 in respect of any one or more of the next four Quarters; provided, however, that the Board of Directors may not establish cash reserves pursuant to (iii) above if the effect of establishing such reserves would be that the Company is unable to distribute the Minimum Quarterly Distribution on all Common Units, plus any Cumulative Common Unit Arrearage on all Common Units, with respect to such Quarter; and, provided further, that disbursements made by a Group Member or cash reserves established, increased or reduced after the end of such Quarter but on or before the date of determination of Available Cash with respect to such Quarter shall be deemed to have been made, established, increased or reduced, for purposes of determining Available Cash, within such Quarter if the Board of Directors so determines.

Notwithstanding the foregoing, "Available Cash" with respect to the Quarter in which the Liquidation Date occurs and any subsequent Quarter shall equal zero.

"Board of Directors" means the board of directors of the Company, composed of Appointed Directors and Elected Directors appointed or elected, as the case may be, in accordance with the provisions of Article VII and a majority of whom are not United States citizens or residents, which, pursuant to Section 7.1, oversees and directs the operations, management and policies of the Company.

"Business Day" means Monday through Friday of each week, except that a legal holiday recognized as such by the government of the United States of America or the State of New York shall not be regarded as a Business Day.

"Capital Contribution" means any cash, cash equivalents or the Net Agreed Value of Contributed Property that a Member contributes to the Company or that is contributed, directly or indirectly, to the Company on behalf of a Member; provided that in the case of an underwritten offering of Units, the amount of any underwriting discounts or commissions shall be treated as having been contributed to the Company.

"Capital Improvement" means any (a) addition or improvement to the capital assets owned by any Group Member, (b) acquisition of existing, construction of new or improvement or replacement of existing, capital assets or (c) capital contribution by a Group Member to a Person that is not a Subsidiary, in which a Group Member has, or after such capital contribution will have, an equity interest, to fund the Group Member's pro rata share of the cost of the addition or improvement to or the acquisition of existing, or the construction of new, or the improvement or replacement of existing, capital assets by such Person, in each case if such addition, improvement, replacement, acquisition or construction is made to increase the operating capacity and/or asset base of the Company Group from the operating capacity and/or asset base of the Company Group or such Person, as the case may be, existing immediately prior to such addition, improvement, replacement, acquisition or construction; provided, however, that any such addition, improvement, acquisition or construction that is made solely for investment purposes shall not constitute a Capital Improvement.

"Capital Surplus" has the meaning assigned to such term in Section 6.1(a).

"Cause" means, with respect to a director or officer, a court of competent jurisdiction has entered a final, non-appealable judgment finding such director or officer, as the case may be, liable for actual fraud or willful misconduct and with respect to the Seadrill Member, the Seadrill Member is in breach of this Agreement or a court of competent jurisdiction has entered a final, non-appealable judgment finding the Seadrill Member liable for actual fraud or willful misconduct against the Company or its Members, in their capacity as such.

"Certificate" means a certificate in such form (including global form if permitted by applicable rules and regulations) as may be adopted by the Board of Directors, issued by the Company evidencing ownership of one or more Membership Interests.  The initial form of certificate approved by the Board of Directors for Common Units is attached as Exhibit A to this Agreement.

"Certificate of Formation" means the Certificate of Formation of the Company filed with the Registrar of Corporations of The Marshall Islands, as such Certificate of Formation may be amended, supplemented or restated from time to time.

"claim" (as used in Section 7.20(c)) has the meaning assigned to such term in Section 7.20(c).

"Closing Date" means the first date on which Common Units are sold by the Company to the Underwriters pursuant to the provisions of the Underwriting Agreement.

"Closing Price" means, in respect of any class of Membership Interests, as of the date of determination, the last sale price on such day, regular way, or in case no such sale takes place on such day, the average of the closing bid and asked prices on such day, regular way, as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the principal National Securities Exchange on which the respective Membership Interests are listed or admitted to trading or, if such Membership Interests are not listed or admitted to trading on any National Securities Exchange, the last quoted price on such day or, if not so quoted, the average of the high bid and low asked prices on such day in the over-the-counter market, as reported by any quotation system then in use with respect to such Membership Interests, or, if on any such day such Membership Interests of such class are not quoted by any such system, the average of the closing bid and asked prices on such day as furnished by a professional market maker making a market in such Membership Interests of such class selected by the Board of Directors, or if on any such day no market maker is making a market in such Membership Interests of such class, the fair value of such Membership Interests on such day as determined by the Board of Directors.

"Combined Interest" has the meaning assigned to such term in Section 11.3(a).

"Commences Commercial Service" and "Commenced Commercial Service" shall mean the date a Capital Improvement is first put into commercial service by a Group Member following, if applicable, completion of construction, acquisition, development and testing.

"Commission" means the United States Securities and Exchange Commission.

"Common Unit" means a Unit representing a fractional part of the Membership Interests of all Members, and having the rights and obligations specified with respect to Common Units in this Agreement.  The term "Common Unit" does not refer, or include, any Subordinated Unit prior to its conversion into a Common Unit pursuant to the terms hereof.

"Common Unit Arrearage" means, with respect to any Common Unit, whenever issued, as to any Quarter within the Subordination Period, the excess, if any, of (a) the Minimum Quarterly Distribution with respect to a Common Unit in respect of such Quarter over (b) the sum of all Available Cash distributed with respect to a Common Unit in respect of such Quarter pursuant to Section 6.2(a)(i).

"Company" means Seadrill Partners LLC, a Marshall Islands limited liability company, and any successors thereto.

"Company Group" means the Company and its Subsidiaries, including the Operating Companies, treated as a single consolidated entity.

"Conflicts Committee" means a committee of the Board of Directors composed entirely of two or more directors who are not any of the following: (a) security holders, officers or employees of the Seadrill Member, (b) officers, directors or employees of any Affiliate of the Seadrill Member or (c) holders of any ownership interest in the Company Group (other than Common Units or awards granted to such director under any long-term incentive plan of any Group Member) and who also meet the independence standards required of directors who serve on an audit committee of a board of directors established by the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission thereunder and by the National Securities Exchange on which any class of Membership Interests is listed or admitted to trading.

"Contributed Property" means each property or other asset, in such form as may be permitted by the Marshall Islands Act, but excluding cash, contributed to the Company.

"Contribution Agreement" means that certain Contribution and Sale Agreement, dated as of October 22, 2012, among the Seadrill Member, the Company, the Operating Companies, Seadrill Limited, and the other parties named therein, together with the additional conveyance documents and instruments contemplated or referenced thereunder or entered into in connection therewith.

"Cumulative Common Unit Arrearage" means, with respect to any Common Unit, whenever issued, and as of the end of any Quarter, the excess, if any, of (a) the sum of the Common Unit Arrearage as to an Initial Common Unit for each of the Quarters within the Subordination Period ending on or before the last day of such Quarter over (b) the sum of any distributions theretofore made pursuant to Section 6.2(a)(ii) and the second sentence of Section 6.3 with respect to an Initial Common Unit (including any distributions to be made in respect of the last of such Quarters).

"Current Market Price" means, in respect of any class of Membership Interests, as of the date of determination, the average of the daily Closing Prices per Membership Interest of such class for the 20 consecutive Trading Days immediately prior to such date.

"Departing Seadrill Member" means a former Seadrill Member from and after the effective date of any withdrawal or removal of such former Seadrill Member pursuant to Sections 11.1 or 11.2.

"Elected Directors" means the members of the Board of Directors who are elected as such in accordance with the provisions of Article VII and at least three of whom are not any of the following: (a) security holders, officers or employees of the Seadrill Member, (b) officers or employees of any Affiliate of the Seadrill Member, (c) holders of any ownership interest in the Company Group (other than Common Units or awards granted to such director under any long-term incentive plan of any Group Member) and who also meet the independence standards required of directors who serve on an audit committee of a board of directors established by the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission thereunder and by the National Securities Exchange on which the Common Units are listed or admitted to trading or (d) United States citizens or residents.

"Estimated Maintenance Capital Expenditures" means an estimate made in good faith by the Board of Directors (with the concurrence of the Conflicts Committee) of the average quarterly Maintenance Capital Expenditures that the Company will need to incur to maintain over the long-term the operating capacity and/or asset base of the Company Group (including the Company's proportionate share of the average quarterly Maintenance Capital Expenditures of its Subsidiaries that are not wholly-owned, including the Operating Companies) existing at the time the estimate is made.  The Board of Directors (with the concurrence of the Conflicts Committee) will be permitted to make such estimate in any manner it determines reasonable.  Beginning after the Closing Date, the estimate will be made at least annually and whenever an event occurs that is likely to result in a material adjustment to the amount of Maintenance Capital Expenditures on a long-term basis.  The Company shall disclose to its Members any change in the amount of Estimated Maintenance Capital Expenditures in its reports made in accordance with Section 8.3 to the extent not previously disclosed.  Any adjustments to Estimated Maintenance Capital Expenditures shall be prospective only.

"Event of Withdrawal" has the meaning assigned to such term in Section 11.1(a).

"Expansion Capital Expenditures" means cash expenditures for Acquisitions or Capital Improvements.  Expansion Capital Expenditures shall not include Maintenance Capital Expenditures or Investment Capital Expenditures.  Expansion Capital Expenditures shall include interest payments (and related fees) on debt incurred and distributions on equity issued, in each case, to fund the construction of a Capital Improvement and paid in respect of the period beginning on the date that a Group Member enters into a binding obligation to commence construction of the Capital Improvement and ending on the earlier to occur of the date that such Capital Improvement Commences Commercial Service or the date that such Capital Improvement is abandoned or disposed of.  Debt incurred or equity issued to fund any such construction period interest payments, or such construction period distributions on equity paid in respect of such period shall also be deemed to be debt incurred or equity issued, as the case may be, to fund the construction of a Capital Improvement, and the Incremental Incentive Distributions paid in respect of such newly issued equity shall be deemed to be distributions paid on equity issued to finance the construction of a Capital Improvement.

"First Target Distribution" means $0.4456 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on December 31, 2012, it means the product of $0.4456 multiplied by a fraction of which the numerator is the number of days in such period, and of which the denominator is the total number of days in the Quarter in which the Closing Date occurs), subject to adjustment in accordance with Section 6.4.

"Forecasted Distributions" has the meaning assigned to such term in Section 5.6(b).

"Fully Diluted Weighted Average Basis" means, when calculating the number of Outstanding Units for any period, a basis that includes (1) the weighted average number of Outstanding Units plus (2) all Membership Interests and options, rights, warrants and appreciation rights relating to an equity interest in the Company (a) that are convertible into or exercisable or exchangeable for Units that are senior to or pari passu with the Subordinated Units, (b) whose conversion, exercise or exchange price is less than the Current Market Price on the date of such calculation, (c) that may be converted into or exercised or exchanged for such Units prior to or during the Quarter immediately following the end of the period for which the calculation is being made without the satisfaction of any contingency beyond the control of the holder other than the payment of consideration and the compliance with administrative mechanics applicable to such conversion, exercise or exchange and (d) that were not converted into or exercised or exchanged for such Units during the period for which the calculation is being made; provided, however, that for purposes of determining the number of Outstanding Units on a

Fully Diluted Weighted Average Basis when calculating whether the Subordination Period has ended, such Membership Interests, options, rights, warrants and appreciation rights shall be deemed to have been Outstanding Units only for the four Quarters that comprise the last four Quarters of the Measurement Period; and provided, further, that if consideration will be paid to any Group Member in connection with such conversion, exercise or exchange, the number of Units to be included in such calculation shall be that number equal to the difference between (i) the number of Units issuable upon such conversion, exercise or exchange and (ii) the number of Units that such consideration would purchase at the Current Market Price.

"Group" means a Person that with or through any of its Affiliates or Associates has any agreement, arrangement, understanding or relationship for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent given to such Person in response to a proxy or consent solicitation made to 10 or more Persons), exercising investment power over or disposing of any Membership Interests with any other Person that beneficially owns, or whose Affiliates or Associates beneficially own, directly or indirectly, Membership Interests.

"Group Member" means a member of the Company Group.

"Group Member Agreement" means the partnership agreement of any Group Member that is a limited or general partnership, the limited liability company agreement of any Group Member that is a limited liability company, other than the Company, the certificate of incorporation and bylaws (or similar organizational documents) of any Group Member that is a corporation, the joint venture agreement or similar governing document of any Group Member that is a joint venture and the governing or organizational or similar documents of any other Group Member that is a Person other than a limited or general partnership, limited liability company, corporation or joint venture, in each case as such may be amended, supplemented or restated from time to time.

"Hedge Contract" means any exchange, swap, forward, future, cap, floor, collar or other similar agreement or arrangement entered into for the purpose of hedging the Company Group's exposure to fluctuations in the price of interest rates, currencies or commodities in their operations and not for speculative purposes.

"Historical Distributions" has the meaning assigned to such term in Section 5.6(b).

"Holder" as used in Section 7.20, has the meaning assigned to such term in Section 7.20(a).

"IDR Reset Election" has the meaning set forth in Section 5.10(a).

"Incentive Distribution Right" means a non-voting Membership Interest, which Membership Interest will confer upon the holder thereof only the rights and obligations specifically provided in this Agreement with respect to Incentive Distribution Rights (and no other rights otherwise available to or other obligations of a holder of a Membership Interest).  Notwithstanding anything in this Agreement to the contrary, the holder of an Incentive Distribution Right shall not be entitled to vote such Incentive Distribution Right on any Company matter except as may otherwise be required by law.

"Incentive Distributions" means any amount of cash distributed to the holders of the Incentive Distribution Rights pursuant to Section 6.2.

"Incremental Incentive Distributions" means, with respect to any newly issued equity securities of the Company, the incremental amount of any Incentive Distributions payable under Section 6.2 based solely upon the amount of distributions paid in respect of such newly issued equity securities.

"Indemnified Persons" has the meaning assigned to such term in Section 7.20(c).

"Indemnitee" means (a) the Seadrill Member, (b) any Departing Seadrill Member, (c) any Person who is or was an Affiliate of the Seadrill Member or any Departing Seadrill Member, (d) any Person who is or was a member, partner, director, officer, fiduciary or trustee of any Person which any of the preceding clauses of this definition describes, (e) any Person who is or was serving at the request of the Seadrill Member or any Departing Seadrill Member or any Affiliate of the Seadrill Member or any Departing Seadrill Member as an officer, director, member, partner, fiduciary or trustee of another Person (provided, however, that a Person shall not be an Indemnitee by reason of providing, on a fee-for-services basis, trustee, fiduciary or custodial services), (f) the members of the Board of Directors, (g) the Officers, and (h) any other Person the Board of Directors designates as an "Indemnitee" for purposes of this Agreement.

"Initial Non-Seadrill Members" means Seadrill Limited and the Seadrill Member (with respect to the Incentive Distribution Rights received by the Seadrill Member) and the Underwriters, in each case upon being admitted as Members to the Company in accordance with Section 10.1.

"Initial Offering" means the initial public offering and sale of Common Units to the public, as described in the Registration Statement, including any Common Units sold pursuant to the exercise of the Over-Allotment Option.

"Initial Unit Price" means (a) with respect to the Common Units and the Subordinated Units, the initial public offering price per Common Unit at which the Underwriters offered the Common Units to the public for sale as set forth on the cover page of the prospectus included as part of the Registration Statement and first issued at or after the time the Registration Statement first became effective or (b) with respect to any other class or series of Units, the price per Unit at which such class or series of Units is initially sold by the Company, as determined by the Board of Directors, in each case adjusted as the Board of Directors determines to be appropriate to give effect to any distribution, subdivision or combination of Units.

"Interim Capital Transactions" means the following transactions if they occur prior to the Liquidation Date: (a) borrowings, refinancings or refundings of indebtedness (other than Working Capital Borrowings and other than for items purchased on open account or for a deferred purchase price in the ordinary course of business) by any Group Member and sales of debt securities of any Group Member; (b) sales of equity interests of any Group Member (including the Common Units sold to the Underwriters pursuant to the exercise of the Over-Allotment Option); (c) sales or other voluntary or involuntary dispositions of any assets of any Group Member (including assets acquired using Investment Capital Expenditures) other than

(i) sales or other dispositions of inventory, accounts receivable and other assets in the ordinary course of business and (ii) sales or other dispositions of assets as part of normal retirements or replacements; (d) capital contributions received; and (e) corporate reorganizations or restructurings.

"Investment Capital Expenditures" means capital expenditures other than Maintenance Capital Expenditures and Expansion Capital Expenditures.

"Liquidation Date" means (a) in the case of an event giving rise to the dissolution of the Company of the type described in clauses (a) and (b) of the first sentence of Section 12.2, the date on which the applicable time period during which the holders of Outstanding Units have the right to elect to continue the business of the Company has expired without such an election being made, and (b) in the case of any other event giving rise to the dissolution of the Company, the date on which such event occurs.

"Liquidating Trustee" means one or more Persons selected by the Board of Directors to perform the functions described in Section 12.4.

"Maintenance Capital Expenditures" means cash expenditures (including expenditures for the addition or improvement to, or the replacement of, the capital assets owned by any Group Member or for the acquisition of existing, or the construction of new, capital assets) if such expenditure is made to maintain, including over the long term, the operating capacity and/or asset base of the Company Group.  Maintenance Capital Expenditures shall not include Expansion Capital Expenditures or Investment Capital Expenditures.  Maintenance Capital Expenditures shall include interest payments (and related fees) on debt incurred and distributions on equity issued, in each case, to finance the construction of a replacement asset and paid in respect of the period beginning on the date that the Group Member enters into a binding obligation to commence constructing a replacement asset and ending on the earlier to occur of the date that such replacement asset Commences Commercial Service or the date that such replacement asset is abandoned or disposed of.  Debt incurred to pay or equity issued to fund the construction period interest payments, or such construction period distributions on equity shall also be deemed to be debt incurred or equity issued, as the case may be, to finance the construction of a replacement asset, and the Incremental Incentive Distributions paid in respect of such newly issued equity shall be deemed to be distributions paid on equity issued to finance the construction of a replacement asset.

"Marshall Islands Act" means the Limited Liability Company Act of 1996 of The Republic of The Marshall Islands, as amended, supplemented or restated from time to time, and any successor to such statute.

"Measurement Period" has the meaning assigned to such term in Section 5.6(b).

"Members" means the Seadrill Member and the Non-Seadrill Members.

"Membership Interest" means any class or series of equity interest in the Company (but excluding any options, rights, warrants, restricted units and appreciation rights relating to an equity interest in the Company), including Common Units, Subordinated Units, the Seadrill Member Interest and Incentive Distribution Rights.

"Merger Agreement" has the meaning assigned to such term in Section 14.1.

"Minimum Quarterly Distribution" means $0.3875 per Unit per Quarter (or with respect to the period commencing on the Closing Date and ending on December 31, 2012, it means the product of $0.3875 multiplied by a fraction of which the numerator is the number of days in such period and of which the denominator is the total number of days in the Quarter in which the Closing Date occurs), subject to adjustment in accordance with Section 6.4.

"National Securities Exchange" means an exchange registered with the Commission under Section 6(a) of the Securities Exchange Act of 1934, as amended, supplemented or restated from time to time, and any successor to such statute.

"Net Agreed Value" means, (a) in the case of any Contributed Property, the Agreed Value of such property reduced by any liabilities either assumed by the Company upon such contribution or to which such property is subject when contributed, and (b) in the case of any property distributed to a Member by the Company, the Agreed Value of such property, reduced by any indebtedness either assumed by such Member upon such distribution or to which such property is subject at the time of distribution.

"Non-Seadrill Member" means, unless the context otherwise requires, each Person that becomes a Non-Seadrill Member pursuant to the terms of this Agreement and any Departing Seadrill Member upon the change of its status from Seadrill Member to Non-Seadrill Member pursuant to Section 11.3, in each case, in such Person's capacity as a Non-Seadrill Member of the Company; provided, however, that when the term "Non-Seadrill Member" is used herein in the context of any vote or other approval, including Articles XIII and XIV, such term shall not, solely for such purpose, include any holder of an Incentive Distribution Right (solely with respect to its Incentive Distribution Rights and not with respect to any other Non-Seadrill Member Interest held by such Person) except as may otherwise be required by law.  Non-Seadrill Members may include custodians, nominees or any other individual or entity in its own or any representative capacity.

"Non-Seadrill Member Interest" means the ownership interest of a Member in the Company, which may be evidenced by Common Units, Subordinated Units, Incentive Distribution Rights or other Membership Interests or a combination thereof or interest therein, and includes any and all benefits to which such Member is entitled as provided in this Agreement, together with all obligations of such Member to comply with the terms and provisions of this Agreement, but in each case shall not include the Seadrill Member Interest; provided, however, that when the term "Non-Seadrill Member Interest" is used herein in the context of any vote or other approval, including Articles XIII and XIV, such term shall not, solely for such purpose, include any Incentive Distribution Right except as may otherwise be required by law.

"Notice of Election to Purchase" has the meaning assigned to such term in Section 15.1(b).

"Officers" has the meaning assigned to such term in Section 7.8(a).

"Omnibus Agreement" means that Omnibus Agreement, dated as of the Closing Date, among Seadrill Limited, the Company, the Seadrill Member and the Operating Companies.

"Operating Companies" means, collectively, Seadrill Operating LP, a Marshall Islands limited partnership, and any successors thereto, and Seadrill Capricorn Holdings LLC, a Marshall Islands limited liability company, and any successors thereto.

"Operating Expenditures" means all Company Group expenditures (or the Company's proportionate share of expenditures in the case of Subsidiaries that are not wholly owned, including the Operating Companies), including taxes, employee and director compensation, reimbursements of expenses of the Seadrill Member and the Board of Directors, repayment of Working Capital Borrowings, debt service payments, capital expenditures, payments made in the ordinary course of business under any Hedge Contracts (provided (i) with respect to amounts paid in connection with the initial purchase of any Hedge Contract, such amounts shall be amortized over the life of the Hedge Contract and (ii) that payments made in connection with the termination of any Hedge Contract prior to the expiration of its stipulated settlement or termination date shall be included in Operating Expenditures in equal quarterly installments over the remaining scheduled life of such Hedge Contract), subject to the following:

(a)           deemed repayments of Working Capital Borrowings deducted from Operating Surplus pursuant to clause (b)(iii) of the definition of Operating Surplus shall not constitute Operating Expenditures when actually repaid;

(b)           payments (including prepayments and prepayment penalties) of principal of and premium on indebtedness other than Working Capital Borrowings shall not constitute Operating Expenditures; and

(c)           Operating Expenditures shall not include any of (i) Expansion Capital Expenditures, Investment Capital Expenditures or actual Maintenance Capital Expenditures, but shall include Estimated Maintenance Capital Expenditures, (ii) payment of transaction expenses (including taxes) relating to Interim Capital Transactions or (iii) distributions to Members, where capital expenditures consist of both (x) Maintenance Capital Expenditures and (y) Expansion Capital Expenditures and/or Investment Capital Expenditures, the Board of Directors (with the concurrence of the Conflicts Committee) shall determine the allocation between the amounts paid for each.

"Operating Surplus" means, with respect to any period ending prior to the Liquidation Date, on a cumulative basis and without duplication:

(a)           the sum of (i) $35.0 million, (ii) all cash receipts of the Company Group (or the Company's proportionate share of cash receipts in the case of Subsidiaries that are not wholly-owned, including the Operating Companies) for the period beginning on the Closing Date and ending on the last day of such period, other than cash receipts from Interim Capital Transactions (excluding return on capital from Investment Capital Expenditures); provided, that cash receipts from the termination of a Hedge Contract prior to its specified termination date shall be included in Operating Surplus in equal quarterly installments over the remaining scheduled life of such Hedge Contract, (iii) all cash receipts of the Company Group (or the Company's proportionate share of cash receipts in the case of Subsidiaries that are not wholly-owned, including the Operating Companies) after the end of such period but on or before the date of determination of Operating Surplus with respect to such period resulting from Working Capital Borrowings and (iv) the amount of cash distributions paid on equity issued (including Incremental Incentive Distributions) in connection with the construction of a Capital Improvement or replacement of a capital asset and paid in respect of the period beginning on the date that the Group Member enters into a binding obligation to commence the construction of such Capital Improvement or replacement of such capital asset and ending on the earlier to occur of the date that such Capital Improvement or replacement capital asset Commences Commercial Service or the date that it is abandoned or disposed of (equity issued to fund the construction period interest payments on debt incurred (including periodic net payments under related Hedge Contracts), or construction period distributions on equity issued (including Incremental Incentive Distributions), to finance the construction of a Capital Improvement or replacement of a capital asset shall also be deemed to be equity issued to finance the construction of a Capital Improvement or replacement of such capital asset for purposes of this clause (iv)), less

(b)           the sum of (i) Operating Expenditures for the period beginning immediately after the Closing Date and ending on the last day of such period, (ii) the amount of cash reserves (or the Company's proportionate share of cash reserves in the case of Subsidiaries that are not wholly owned, including the Operating Companies) established by the Board of Directors to provide funds for future Operating Expenditures, (iii) all Working Capital Borrowings not repaid within twelve months after having been incurred and (iv) any cash loss realized on disposition of an Investment Capital Expenditure; provided, however, that disbursements made (including contributions to a Group Member or disbursements on behalf of a Group Member) or cash reserves established, increased or reduced after the end of such period but on or before the date of determination of Available Cash with respect to such period shall be deemed to have been made, established, increased or reduced, for purposes of determining Operating Surplus, within such period if the Board of Directors so determines.

Notwithstanding the foregoing, "Operating Surplus" with respect to the Quarter in which the Liquidation Date occurs and any subsequent Quarter shall equal zero.  Cash receipts from

Investment Capital Expenditures shall be treated as cash receipts only to the extent they are a return on capital, but in no event shall a return of capital be treated as cash receipts.

"Opinion of Counsel" means a written opinion of counsel (who may be regular counsel to the Company or the Seadrill Member or any of its Affiliates) acceptable to the Board of Directors.

"Option Closing Date" means the date or dates on which any Common Units are sold by the Company to the Underwriters upon exercise of the Over-Allotment Option.

"Outstanding" means, with respect to Membership Interests, all Membership Interests that are issued by the Company and reflected as outstanding on the Company's books and records as of the date of determination; provided, however, that if at any time any Person or Group beneficially owns more than 5.0% of the Outstanding Membership Interests of any class then Outstanding (or would own such percentage in the event this limitation were applied to other Persons or Groups), all Membership Interests owned by such Person or Group in excess of such limitation shall not be voted on any matter and shall not be considered to be Outstanding when sending notices of a meeting of Members to vote on any matter (unless otherwise required by law), calculating required votes (except for purposes of nominating a Person for election to the Board of Directors pursuant to Section 7.3), determining the presence of a quorum or for other similar purposes under this Agreement, except that Membership Interests so owned shall be considered to be Outstanding for purposes of Section 11.1(b)(iv) (such Membership Interests shall not, however, be treated as a separate class of Membership Interests for purposes of this Agreement); provided, further, that the foregoing limitation shall not apply to (i) the Seadrill Member or its Affiliates or (ii) any Person or Group who acquired more than 5.0% of any Membership Interests with the prior approval of the Board of Directors after considering the potential effects of such approval on the Company, except, in each case, such limitation shall remain applicable with respect to the voting of Common Units in the election of the Elected Directors as provided in Section 7.2(a)(ii).

"Over-Allotment Option" means the over-allotment option granted to the Underwriters pursuant to the Underwriting Agreement.

"Percentage Interest" means as of any date of determination (a) as to any Unitholder with respect to Units, the product obtained by multiplying (i) 100% less the percentage applicable to clause (b) below by (ii) the quotient obtained by dividing (A) the number of Units held by such Unitholder, by (B) the total number of all Outstanding Units, and (b) as to the holders of other Membership Interests issued by the Company in accordance with Section 5.4, the percentage established as a part of such issuance.  The Percentage Interest with respect to an Incentive Distribution Right and the Seadrill Member Interest shall at all times be zero.

"Person" means an individual or a corporation, firm, limited liability company, partnership, joint venture, trust, unincorporated organization, association, governmental agency or political subdivision thereof or other entity.

"Plan of Conversion" has the meaning assigned to such term in Section 14.1.

"Pro Rata" means (a) when used with respect to Units or any class thereof, apportioned equally among all designated Units in accordance with their relative Percentage Interests, (b) when used with respect to Members or Record Holders, apportioned among all Members or Record Holders in accordance with their relative Percentage Interests and (c) when used with respect to holders of Incentive Distribution Rights, apportioned equally among all holders of Incentive Distribution Rights in accordance with the relative number or percentage of Incentive Distribution Rights held by each such holder.

"Purchase Date" means the date determined by the Seadrill Member as the date for purchase of all Outstanding Non-Seadrill Member Interests of a certain class (other than Non-Seadrill Member Interests owned by the Seadrill Member and its Affiliates) pursuant to Article XV.

"Quarter" means, unless the context requires otherwise, a fiscal quarter, or, with respect to the first fiscal quarter including the Closing Date, the portion of such fiscal quarter after the Closing Date, of the Company.

"Record Date" means the date established by the Board of Directors or otherwise in accordance with this Agreement for determining (a) the identity of the Record Holders entitled to notice of, or to vote at, any meeting of Non-Seadrill Members or entitled to vote by ballot or give approval of Company action in writing without a meeting or entitled to exercise rights in respect of any lawful action of Non-Seadrill Members or (b) the identity of Record Holders entitled to receive any report or distribution or to participate in any offer.

"Record Holder" means (a) with respect to Membership Interests of any class of Membership Interests for which a Transfer Agent has been appointed, the Person in whose name a Membership Interest of such class is registered on the books of the Transfer Agent as of the opening of business on a particular Business Day, or (b) with respect to other classes of Membership Interests, the Person in whose name any such other Membership Interest is registered on the books that the Board of Directors has caused to be kept as of the opening of business on such Business Day (which books may be kept, at the Board of Directors' option, by the Transfer Agent).

"Registration Statement" means the Registration Statement on Form F-1 (Registration No. 333-184023) as it has been or as it may be amended or supplemented from time to time, filed by the Company with the Commission under the Securities Act to register the offering and sale of the Common Units in the Initial Offering.

"Reset MQD" has the meaning set forth in Section 5.10(e).

"Reset Notice" has the meaning set forth in Section 5.10(b).

"Seadrill Limited" means Seadrill Limited, a Bermuda exempted company.

"Seadrill Member" means Seadrill Member LLC, a Marshall Islands limited liability company, and any successor or permitted assign that is admitted to the Company as the Seadrill Member (except as the context otherwise requires).

"Seadrill Member Interest" means the non-economic ownership interest of the Seadrill Member in the Company, which includes any and all rights, powers and benefits to which the Seadrill Member is entitled as provided in this Agreement, together with all obligations of the Seadrill Member to comply with the terms and provisions of this Agreement, but does not include the Incentive Distribution Rights or any other Non-Seadrill Member Interest that may be owned by the Seadrill Member.

"Second Target Distribution" means $0.4844 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on December 31, 2012, it means the product of $0.4844 multiplied by a fraction of which the numerator is equal to the number of days in such period and of which the denominator is the total number of days in the Quarter in which the Closing Date occurs), subject to adjustment in accordance with Section 6.4.

"Securities Act" means the Securities Act of 1933, as amended, supplemented or restated from time to time and any successor to such statute.

"Special Approval" means approval by a majority of the members of the Conflicts Committee.

"Subordinated Unit" means a Unit representing a fractional part of the Membership Interests of all Members and having the rights and obligations specified with respect to Subordinated Units in this Agreement.  The term "Subordinated Unit" does not include, or refer to, any Common Unit.  A Subordinated Unit that is convertible into a Common Unit shall not constitute a Common Unit until such conversion occurs.

"Subordination Period" means the period commencing on the Closing Date and ending on the first to occur of the following dates:

(a)           the second Business Day following the distribution of Available Cash from Operating Surplus to Members pursuant to Section 6.1(a) in respect of any Quarter ending on or after September 30, 2017, in respect of which (i)(A) distributions of Available Cash from Operating Surplus on each of the Outstanding Common Units, Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units equaled or exceeded the Minimum Quarterly Distribution during each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date and (B) the Adjusted Operating Surplus for each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Common Units, Subordinated Units and any other Units that are senior or equal in right of distribution to the Subordinated Units that were Outstanding during such periods on a Fully Diluted Weighted Average Basis with respect to each such period and (ii) there are no Cumulative Common Unit Arrearages;

(b)           at any time on or after September 30, 2017, the date on which the holder or holders of a majority of the Outstanding Subordinated Units elect to convert the Outstanding Subordinated Units into Common Units in accordance with the provisions of Section 5.6(b); and

(c)           the date on which the Seadrill Member is removed pursuant to Section 11.2 upon the requisite vote by holders of Outstanding Units under circumstances where Cause does not exist and no Units held by the Seadrill Member and its Affiliates are voted in favor of such removal.

"Subsidiary" means, with respect to any Person, (a) a corporation of which more than 50% of the voting power of shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors or other governing body of such corporation is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries (as defined, but excluding subsection (d) of this definition) of such Person or a combination thereof, (b) a partnership (whether general or limited) in which such Person or a Subsidiary (as defined, but excluding subsection (d) of this definition) of such Person is, at the date of determination, a general or limited partner of such partnership, but only if more than 50% of the partnership interests of such partnership (considering all of the partnership interests of the partnership as a single class) is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries (as defined, but excluding subsection (d) of this definition) of such Person, or a combination thereof, (c) any other Person (other than a corporation or a partnership) in which such Person, one or more Subsidiaries (as defined, but excluding subsection (d) of this definition) of such Person, or a combination thereof, directly or indirectly, at the date of determination, has (i) at least a majority ownership interest or (ii) the power to elect or direct the election of a majority of the directors or other governing body of such Person, or (d) any other Person in which such Person, one or more Subsidiaries (as defined, but excluding this subsection (d) of this definition) of such Person, or a combination thereof, directly or indirectly, at the date of determination, has (i) less than a majority ownership interest or (ii) less than the power to elect or direct the election of a majority of the directors or other governing body of such Person, provided, that (A) such Person, one or more Subsidiaries (as defined, but excluding this subsection (d) of this definition) of such Person, or a combination thereof, directly or indirectly, at the date of the determination, has at least a 20% ownership interest in such other Person, (B) such Person accounts for such other Person (under U.S. GAAP, as in effect on the later of the date of investment in such other Person or material expansion of the operations of such other Person) on a consolidated or equity accounting basis, (C) such Person has directly or indirectly material negative control rights regarding such other Person including over such other Person's ability to materially expand its operations beyond that contemplated at the date of investment in such other Person, and (D) such other Person is (i) other than with respect to the Operating Companies, formed and maintained for the sole purpose of owning or leasing, operating and chartering drilling rigs, and (ii) obligated under its constituent documents, or as a result of a unanimous agreement of its owners, to distribute to its owners all of its income on at least an annual basis (less any cash reserves that are approved by such Person).

"Surviving Business Entity" has the meaning assigned to such term in Section 14.2(b).

"Third Target Distribution" means $0.5813 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on December 31, 2012, it means the product of $0.5813 multiplied by a fraction of which the numerator is equal to the number of days in such period and of which the denominator is the total number of days in the Quarter in which the Closing Date occurs), subject to adjustment in accordance with Section 6.4.

"Trading Day" means, for the purpose of determining the Current Market Price of any class of Membership Interests, a day on which the principal National Securities Exchange on which such class of Membership Interests is listed or admitted to trading is open for the transaction of business or, if Membership Interests of a class are not listed or admitted to trading on any National Securities Exchange, a day on which banking institutions in New York City generally are open.

"transfer" has the meaning assigned to such term in Section 4.4(a).

"Transfer Agent" means such bank, trust company or other Person (including the Seadrill Member or one of its Affiliates) as shall be appointed from time to time by the Company to act as registrar and transfer agent for the Common Units; provided, however, that if no Transfer Agent is specifically designated for any other Membership Interests, the Company shall act in such capacity.

"Underwriter" means each Person named as an underwriter in Schedule I to the Underwriting Agreement who purchases Common Units pursuant thereto.

"Underwriting Agreement" means the Underwriting Agreement dated October 18, 2012 among the Underwriters, the Company, the Seadrill Member, Seadrill Operating GP, LLC, the Operating Companies and Seadrill Limited, providing for the purchase of Common Units from the Company by such Underwriters in connection with the Initial Offering.

"Unit" means a Membership Interest that is designated as a "Unit" and shall include Common Units and Subordinated Units, but shall not include (i) the Seadrill Member Interest or (ii) the Incentive Distribution Rights.

"Unitholders" means the holders of Units.

"Unit Majority" means (i) during the Subordination Period, at least (a) a majority of the Outstanding Common Units (excluding Common Units owned by the Seadrill Member and its Affiliates) voting as a single class and (b) a majority of the Outstanding Subordinated Units, voting as a single class, and (ii) after the end of the Subordination Period, at least a majority of the Outstanding Common Units, voting as a single class.

"Unit Register" means the register of the Company for the registration and transfer of Non-Seadrill Membership Interests as provided in Section 4.5.

"Unrecovered Capital" means at any time, with respect to a Unit, the Initial Unit Price less the sum of all distributions constituting Capital Surplus theretofore made in respect of an Initial Common Unit and any distributions of cash (or the Net Agreed Value of any distributions in kind) in connection with the dissolution and liquidation of the Company theretofore made in respect of an Initial Common Unit, adjusted as the Board of Directors determines to be appropriate to give effect to any distribution, subdivision or combination of such Units.

"U.S. GAAP" means United States generally accepted accounting principles consistently applied.

"Volume-Weighted Average Market Price" means, for a specified period of consecutive Trading Days for the Common Units, an amount equal to (i) the cumulative sum of the products of (x) the sale price for each trade of Common Units occurring during such period multiplied by (y) the number of Common Units sold at such price, divided by (ii) the total number of Common Units so traded during such period.

"Withdrawal Opinion of Counsel" has the meaning assigned to such term in Section 11.1(b)(i).

"Working Capital Borrowings" means borrowings used solely for working capital purposes or to pay distributions to Members made pursuant to a credit facility, commercial paper facility or similar financing arrangement available to a Group Member, provided, that when such borrowing is incurred it is the intent of the borrower to repay such borrowing within 12 months from the date of such borrowings other than from additional Working Capital Borrowings.

Section 1.2                      Construction.  Unless the context requires otherwise: (a) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (b) references to Articles and Sections refer to Articles and Sections of this Agreement; (c) the term "include" or "includes" means includes, without limitation, and "including" means including, without limitation; and (d) the terms "hereof", "herein" and "hereunder" refer to this Agreement as a whole and not to any particular provision of this Agreement.  The table of contents and headings contained in this Agreement are for reference purposes only, and shall not affect in any way the meaning or interpretation of this Agreement.

ARTICLE II

ORGANIZATION

Section 2.1                      Formation.  The Seadrill Member and Seadrill Limited have previously formed the Company as a limited liability company pursuant to the provisions of the Marshall Islands Act and hereby amend and restate the original Limited Liability Company Agreement of Seadrill Partners LLC in its entirety.  This amendment and restatement shall become effective on the date of this Agreement.  Except as expressly provided to the contrary in this Agreement, the rights, duties, liabilities and obligations of the Members and the administration, dissolution and termination of the Company shall be governed by the Marshall Islands Act.  All Membership Interests shall constitute personal property of the owner thereof for all purposes and a Member has no interest in specific Company property.

Section 2.2                      Name.  The name of the Company shall be "Seadrill Partners LLC". The Company's business may be conducted under any other name or names as determined by the Board of Directors.  The words "limited liability company" or the letters "LLC" or similar words or letters shall be included in the Company's name where necessary for the purpose of complying with the laws of any jurisdiction that so requires.  The Board of Directors may change the name of the Company at any time and from time to time in compliance with the requirements of the Marshall Islands Act and shall notify the Members of such change in the next regular communication to the Members.

Section 2.3                      Registered Office; Registered Agent; Principal Office; Other Offices.  The registered office of the Company in The Marshall Islands shall be located at Trust Company Complex, Ajeltake Island, Ajeltake Road, Majuro, Marshall Islands MH 96960, and the registered agent for service of process on the Company in The Marshall Islands at such registered office shall be The Trust Company of The Marshall Islands, Inc., unless and until changed by the Board of Directors and provided that applicable law permits a different registered agent for service of process. The principal office of the Company shall be located at 13th Floor, One America Square, 17 Crosswall, London, EC3N 2LB, United Kingdom, or such other place as the Board of Directors may from time to time designate by notice to the Members.  The Company may maintain offices at such other place or places within or outside The Marshall Islands as the Board of Directors determines to be necessary or appropriate.

Section 2.4                      Purpose and Business. The purpose and nature of the business to be conducted by the Company shall be to (a) engage directly in, or enter into or form any corporation, partnership, joint venture, limited liability company or other arrangement to engage indirectly in, any business activity that lawfully may be conducted by a limited liability company organized pursuant to the Marshall Islands Act and, in connection therewith, to exercise all of the rights and powers conferred upon the Company pursuant to the agreements relating to such business activity, and (b) do anything necessary or appropriate to the foregoing, including the making of capital contributions or loans to a Group Member.

Section 2.5                      Powers.  The Company shall be empowered to do any and all acts and things necessary and appropriate for the furtherance and accomplishment of the purposes and business described in Section 2.4 and for the protection and benefit of the Company.

Section 2.6                      Term.  The term of the Company commenced upon the filing of the Certificate of Formation in accordance with the Marshall Islands Act and shall continue in existence until the dissolution of the Company in accordance with the provisions of Article XII.  The existence of the Company as a separate legal entity shall continue until the cancellation of the Certificate of Formation as provided in the Marshall Islands Act.

Section 2.7                      Title to Company Assets.  Title to Company assets, whether real, personal or mixed and whether tangible or intangible, shall be deemed to be owned by the Company as an entity, and no Member, individually or collectively, shall have any ownership interest in such Company assets or any portion thereof.  Title to any or all of the Company assets may be held in the name of the Company, one or more of its Affiliates or one or more nominees, as the Board of Directors may determine.  All Company assets shall be recorded as the property of the Company in its books and records, irrespective of the name in which record title to such Company assets is held.

ARTICLE III

RIGHTS OF MEMBERS

Section 3.1                      Limitation of Liability. The Members shall have no liability under this Agreement except as expressly provided in this Agreement or the Marshall Islands Act.

Section 3.2                      Management of Business.  No Member, in its capacity as such, shall participate in the operation, management or control of the Company's business, transact any business in the Company's name or have the power to sign documents for or otherwise bind the Company.

Section 3.3                      Outside Activities of the Members.  Subject to the provisions of Section 7.13 and the Omnibus Agreement, which shall continue to be applicable to the Persons referred to therein, regardless of whether such Persons shall also be Members, each Member shall be entitled to and may have business interests and engage in business activities in addition to those relating to the Company, including business interests and activities in direct competition with the Company Group.  Neither the Company nor any of the other Members shall have any rights by virtue of this Agreement in any business ventures of any Member.

Section 3.4                      Rights of Members.

(a)           In addition to other rights provided by this Agreement or by the Marshall Islands Act, and except as limited by Section 3.4(a)(v), each Member shall have the right, for a purpose reasonably related to such Member's interest as a Member in the Company, upon reasonable written demand stating the purpose of such demand and at such Member's own expense, to:

(i)           have furnished to him a current list of the name and last known business, residence or mailing address of each Member (and any manager of the Company);

(ii)           obtain true and full information regarding the amount of cash and a description and statement of the Net Agreed Value of any other Capital Contribution by each Member and which each Member has agreed to contribute in the future, and the date on which each became a Member;

(iii)           have furnished to him a copy of this Agreement and the Certificate of Formation and all amendments thereto;

(iv)           obtain true and full information regarding the status of the business and financial condition of the Company Group; and

(v)           obtain such other information regarding the affairs of the Company as is just and reasonable.

(b)           The Board of Directors may keep confidential from the Members, other than the Seadrill Member or its affiliates, for such period of time as the Board of Directors deems reasonable, (i) any information that the Board of Directors reasonably believes to be in the nature of trade secrets or (ii) other information the disclosure of which the Board of Directors in good faith believes (A) is not in the best interests of the Company Group, (B) could damage the Company Group or its business or (C) that any Group Member is required by law or by agreement with any third party to keep confidential (other than agreements with Affiliates of the Company the primary purpose of which is to circumvent the obligations set forth in this Section 3.4).

ARTICLE IV

CERTIFICATES; RECORD HOLDERS; TRANSFER OF MEMBERSHIP INTERESTS

Section 4.1                      Certificates.  Membership Interests shall be evidenced by certificates.  Notwithstanding the prior sentence, Common Units held by or through The Depositary Trust Company or its nominee shall not be required to be evidenced by Certificates. Certificates that may be issued shall be executed on behalf of the Company by the Chairman of the Board of Directors, President, Chief Executive Officer or any Executive Vice President or Vice President and the Chief Financial Officer or the Secretary or any Assistant Secretary of the Company.  If a Transfer Agent has been appointed for a class of Membership Interests, no Certificate for such class of Membership Interests shall be valid for any purpose until it has been countersigned by the Transfer Agent; provided, however, that if the Board of Directors elects to cause the Company to issue Membership Interests of such class in global form, the Certificate shall be valid upon receipt of a certificate from the Transfer Agent certifying that the Membership Interests have been duly registered in accordance with the directions of the Company.  On or after the date on which Subordinated Units are converted into Common Units pursuant to the terms of Section 5.6, the Record Holders of such Subordinated Units shall exchange such Certificates for Certificates evidencing Common Units.

Section 4.2                      Mutilated, Destroyed, Lost or Stolen Certificates.

(a)           If any mutilated Certificate is surrendered to the Transfer Agent (for Common Units) or the Company (for Membership Interests other than Common Units), the appropriate Officers on behalf of the Company shall execute, and the Transfer Agent (for Common Units) shall countersign and deliver in exchange therefor, a new Certificate evidencing the same number and type of Membership Interests as the Certificate so surrendered.

(b)           The appropriate Officers on behalf of the Company shall execute and deliver, and the Transfer Agent (for Common Units) shall countersign, a new Certificate in place of any Certificate previously issued, if the Record Holder of the Certificate:

(i)           makes proof by affidavit, in form and substance satisfactory to the Company, that a previously issued Certificate has been lost, destroyed or stolen;

(ii)           requests the issuance of a new Certificate before the Company has notice that the Certificate has been acquired by a purchaser for value in good faith and without notice of an adverse claim;

(iii)           if requested by the Company, delivers to the Company a bond, in form and substance satisfactory to the Company, with surety or sureties and with fixed or open penalty as the Board of Directors may direct to indemnify the Company, the Members, and the Transfer Agent against any claim that may be made on account of the alleged loss, destruction or theft of the Certificate; and

(iv)           satisfies any other reasonable requirements imposed by the Board of Directors.

If a Member fails to notify the Company within a reasonable period of time after such Member has notice of the loss, destruction or theft of a Certificate, and a transfer of the Membership Interests represented by the Certificate is registered before the Company or the Transfer Agent receives such notification, the Member shall be precluded from making any claim against the Company, or the Transfer Agent for such transfer or for a new Certificate.

(c)           As a condition to the issuance of any new Certificate under this Section 4.2, the Company may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Transfer Agent) reasonably connected therewith.

Section 4.3                      Record Holders.  The Company shall be entitled to recognize the Record Holder as the Member with respect to any Membership Interest and, accordingly, shall not be bound to recognize any equitable or other claim to, or interest in, such Membership Interest on the part of any other Person, regardless of whether the Company shall have actual or other notice thereof, except as otherwise provided by law or any applicable rule, regulation, guideline or requirement of any National Securities Exchange on which such Membership Interests are listed or admitted to trading.  Without limiting the foregoing, when a Person (such as a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing) is acting as nominee, agent or in some other representative capacity for another Person in acquiring and/or holding Membership Interests, as between the Company on the one hand, and such other Persons on the other, such representative Person (a) shall be the Record Holder of such Membership Interest and (b) shall be bound by this Agreement and shall have the rights and obligations of a Member hereunder and as, and to the extent, provided for herein.

Section 4.4                      Transfer Generally.

(a)           The term "transfer," when used in this Agreement with respect to a Membership Interest, shall mean a transaction (i) by which the Seadrill Member assigns its Seadrill Member Interest to another Person or by which a holder of Incentive Distribution Rights assigns its Incentive Distribution Rights to another Person, and includes a sale, assignment, gift, pledge, encumbrance, hypothecation, mortgage, exchange or any other disposition by law or otherwise or (ii) by which the holder of any other Membership Interest assigns such Membership Interest to another Person who is or becomes a Member, and includes a sale, assignment, gift, exchange or any other disposition by law or otherwise, (but in the case of clause (i) or (ii) above, excluding a pledge, encumbrance, hypothecation or mortgage, but including any transfer upon foreclosure of any pledge, encumbrance, hypothecation or mortgage).

(b)           No Membership Interest shall be transferred, in whole or in part, except in accordance with the terms and conditions set forth in this Article IV.  Any transfer or purported transfer of a Membership Interest not made in accordance with this Article IV shall be null and void.

(c)           Nothing contained in this Agreement shall be construed to prevent a disposition by any stockholder, member, partner or other owner of the Seadrill Member or any other Member of any or all of the shares of stock, membership or limited liability company interests, partnership interests or other ownership interests in the Seadrill Member or any other Member, and the term "transfer" shall not mean any such disposition.

Section 4.5                      Registration and Transfer of Non-Seadrill Member Interests.

(a)           The Company shall keep or cause to be kept on its behalf a register in which, subject to such reasonable regulations as it may prescribe and subject to the provisions of Section 4.5(b), the Company will provide for the registration and transfer of Non-Seadrill Member Interests.  Such register shall be kept and maintained outside the United Kingdom.  The Transfer Agent is hereby appointed registrar and transfer agent for the purpose of registering Common Units and transfers of such Common Units as herein provided.  The Company shall not recognize transfers of Certificates evidencing Non-Seadrill Member Interests unless such transfers are effected in the manner described in this Section 4.5.  Upon surrender of a Certificate for registration of transfer of any Non-Seadrill Member Interests, and subject to the provisions of Section 4.5(b), the appropriate Officers on behalf of the Company shall execute and deliver, and in the case of Common Units, the Transfer Agent shall countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder's instructions, one or more new Certificates evidencing the same aggregate number and type of Non-Seadrill Member Interests as was evidenced by the Certificate so surrendered.

(b)           The Company shall not recognize any transfer of Non-Seadrill Member Interests until the Certificates evidencing such Non-Seadrill Member Interests are surrendered for registration of transfer.  No charge shall be imposed by the Company for such transfer; provided, however, that as a condition to the issuance of any new Certificate under this Section 4.5, the Company may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed with respect thereto.

(c)           By acceptance of the transfer of a Non-Seadrill Member Interest in accordance with this Section 4.5 and except as otherwise provided in Section 4.8, each transferee of a Non-Seadrill Member Interest (including any nominee holder or an agent or representative acquiring such Non-Seadrill Member Interests for the account of another Person) (i) shall be admitted to the Company as a Non-Seadrill Member with respect to the Non-Seadrill Member Interests so transferred to such Person when any such transfer or admission is reflected in the books and records of the Company and such Non-Seadrill Member becomes the Record Holder of the Non-Seadrill Member Interests so transferred, (ii) shall become bound, and shall be deemed to have agreed to be bound, by the terms of this Agreement, (iii) represents that the transferee has the capacity, power and authority to enter into this Agreement and (iv) makes the consents, acknowledgments and waivers contained in this Agreement, all with or without execution of this Agreement by such Person.  The transfer of any Non-Seadrill Member Interests and the admission of any new Non-Seadrill Member shall not constitute an amendment to this Agreement.

(d)           Subject to (i) the provisions set forth in this Article IV, (ii) with respect to any class or series of Non-Seadrill Member Interests, the provisions of any statement of designations or an amendment to this Agreement establishing such class or series, (iii) any contractual provisions binding on any Non-Seadrill Member and (iv) provisions of applicable law including the Securities Act, Non-Seadrill Member Interests shall be freely transferable.

(e)           The Seadrill Member and its Affiliates shall have the right at any time to transfer their Subordinated Units and Common Units (whether issued upon conversion of the Subordinated Units or otherwise) to one or more Persons.

Section 4.6                      Transfer of the Seadrill Member Interest.

(a)           Subject to Section 4.6(c) below, prior to September 30, 2022, the Seadrill Member shall not transfer all or any part of its Seadrill Member Interest to any Person unless such transfer (i) has been approved by the prior written consent or vote of the holders of at least a majority of the Outstanding Common Units (excluding Common Units held by the Seadrill Member and its Affiliates) or (ii) is of all, but not less than all, of its Seadrill Member Interest to (A) an Affiliate of the Seadrill Member (other than an individual) or (B) another Person (other than an individual) in connection with (1) the merger or consolidation of the Seadrill Member with or into such other Person or (2) the transfer by the Seadrill Member of all or substantially all of its assets to such other Person.

(b)           Subject to Section 4.6(c) below, on or after September 30, 2022, the Seadrill Member may transfer all or any part of its Seadrill Member Interest without Unitholder approval.

(c)           Notwithstanding anything herein to the contrary, no transfer by the Seadrill Member of all or any part of its Seadrill Member Interest to another Person shall be permitted unless (i) the transferee agrees to assume the rights and duties of the Seadrill Member under this Agreement and to be bound by the provisions of this Agreement, (ii) the Company receives an Opinion of Counsel that such transfer would not result in the loss of limited liability of any Non-Seadrill Member or any limited partner or member of any other Group Member under the laws of any such entity's jurisdiction of formation and (iii) such transferee also agrees to purchase all (or the appropriate portion thereof, if applicable) of the partnership or membership or limited liability company interest of the Seadrill Member as the general partner or managing member, if any, of each other Group Member.  In the case of a transfer pursuant to and in compliance with this Section 4.6, the transferee or successor (as the case may be) shall, subject to compliance with the terms of Section 10.3, be admitted to the Company as the Seadrill Member immediately prior to the transfer of the Seadrill Member Interest, and the business of the Company shall continue without dissolution.

Section 4.7                      Transfer of Incentive Distribution Rights.  Prior to September 30, 2017, a holder of Incentive Distribution Rights may transfer any or all of the Incentive Distribution Rights held by such holder without any consent of the Unitholders to (a) an Affiliate of such holder (other than an individual) or (b) another Person (other than an individual) in connection with (i) the merger or consolidation of such holder of Incentive Distribution Rights with or into such other Person or (ii) the transfer by such holder of all or substantially all of its assets to such other Person.  Any other transfer of the Incentive Distribution Rights prior to September 30, 2017, shall require the prior approval of holders of at least a majority of the Outstanding Common Units (excluding Common Units held by the Seadrill Member and its Affiliates).  On or after September 30, 2017, the Seadrill Member or any other holder of Incentive Distribution Rights may transfer any or all of its Incentive Distribution Rights without Unitholder approval.  Notwithstanding anything herein to the contrary, (i) the transfer of Common Units issued pursuant to Section 5.10 shall not be treated as a transfer of all or any part of the Incentive

Distribution Rights and (ii) no transfer of Incentive Distribution Rights to another Person shall be permitted unless the transferee agrees to be bound by the provisions of this Agreement.  The Seadrill Member and any transferee or transferees of the Incentive Distribution Rights may agree in a separate instrument as to the Seadrill Member's exercise of its rights with respect to the Incentive Distribution Rights under Section 11.3.

Section 4.8                      Restrictions on Transfers.

(a)           Except as provided in Section 4.8(b) below, but notwithstanding the other provisions of this Article IV, no transfer of any Membership Interests shall be made if such transfer would (i) violate the then applicable U.S. federal or state securities laws, laws of the Republic of The Marshall Islands or rules and regulations of the Commission, any state securities commission or any other governmental authority with jurisdiction over such transfer or (ii) terminate the existence or qualification of the Company or any Group Member under the laws of the jurisdiction of its formation.

(b)           Nothing contained in this Article IV, or elsewhere in this Agreement, shall preclude the settlement of any transactions involving Membership Interests entered into through the facilities of any National Securities Exchange on which such Membership Interests are listed or admitted to trading.

ARTICLE V

CAPITAL CONTRIBUTIONS AND ISSUANCE OF MEMBERSHIP INTERESTS

Section 5.1                      Contributions Prior to the Closing Date.

(a)           In connection with the formation of the Company under the Marshall Islands Act, (i) Seadrill Limited made an initial Capital Contribution in the amount of $980.00, for 98.0% of the Membership Interests in the Company and has been admitted as a Member of the Company and (ii) Seadrill Member LLC made an initial Capital Contribution in the amount of $20.00, for 2.0% of the Membership Interests in the Company and has been admitted as a Member of the Company.

(b)           Pursuant to the Contribution Agreement, Seadrill Limited transferred or assigned certain assets to each of Seadrill Operating LP and Seadrill Capricorn Holdings LLC on behalf of itself and on behalf of the Company.  In this regard, Seadrill Limited will be treated as having made Capital Contributions to the Company to the extent of the excess of (i) the Net Agreed Value of the Company's proportionate share of the assets so transferred or assigned, over (ii) the consideration paid by the Company to Seadrill Limited in connection with this initial contribution. In exchange for these Capital Contributions by Seadrill Limited to the Company, the Company issued additional Membership Interests in the Company to Seadrill Limited.

Section 5.2                      Initial Unit Issuances; Tax Election; Payment of Consideration for Initial Contribution and Redemption of Common Units from Seadrill Limited.

(a)           On the Closing Date, and as described in the Contribution Agreement, (i) the Company shall issue to Seadrill Limited, in exchange for its existing Membership Interests in the Company, (A) 16,065,025 Common Units, representing a 38.8% Membership Interest in the Company and (B) 16,543,350 Subordinated Units, representing a 40.0% Membership Interest in the Company and (ii)  the Company shall issue to the Seadrill Member, in exchange for its existing Membership Interests in the Company, (A) all of the Incentive Distribution Rights and (B) the Seadrill Member Interest.

(b)           On the Closing Date and pursuant to the Underwriting Agreement, each Underwriter contributed cash to the Company in exchange for the issuance by the Company of Common Units to each Underwriter, all as set forth in the Underwriting Agreement.  Pursuant to the Contribution Agreement, the Company used such cash (i) to pay the agreed consideration to Seadrill Limited for the contribution by Seadrill Limited as described in the Contribution Agreement and (ii) to make a capital contribution to each of Seadrill Operating LP and Seadrill Capricorn Holdings LLC.

(c)           Upon the exercise, if any, of the Over-Allotment Option, each Underwriter shall contribute cash to the Company on the Option Closing Date in exchange for the issuance by the Company of Common Units to each Underwriter, all as set forth in the Underwriting Agreement and the Company shall use the proceeds of the exercise of the Over-Allotment Option to redeem or repurchase Common Units from Seadrill Limited.

(d)           Effective on or before the Closing Date, the Company shall elect to be treated as an association taxable as a corporation for U.S. federal income tax purposes.

(e)           No Membership Interests will be issued or issuable as of or at the Closing Date other than (i) the 16,065,025 Common Units and 16,543,350 Subordinated Units issuable pursuant to subparagraph (a) hereof and (ii) the Common Units issued to the Underwriters as described in subparagraphs (b) and (c) hereof, (iii) the Incentive Distribution Rights and (iv) the Seadrill Member Interest.

Section 5.3                      Interest and Withdrawal.  No interest shall be paid by the Company on Capital Contributions.  No Member shall be entitled to the withdrawal or return of its Capital Contribution, except to the extent, if any, that distributions made pursuant to this Agreement or upon dissolution of the Company may be considered and permitted as such by law and then only to the extent provided for in this Agreement.  Except to the extent expressly provided in this Agreement, no Member shall have priority over any other Member either as to the return of Capital Contributions or as to profits, losses or distributions.

Section 5.4                      Issuances of Additional Membership Interests.

(a)           The Company may issue additional Membership Interests and options, rights, warrants and appreciation rights relating to the Membership Interests for any Company purpose at any time and from time to time to such Persons for such consideration and on such terms and conditions as the Board of Directors shall determine, all without the approval of any Members.

(b)           Each additional Membership Interest authorized to be issued by the Company pursuant to Section 5.4(a) may be issued in one or more classes, or one or more series of any such classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of Membership Interests), as shall be fixed by the Board of Directors, including (i) the right to share in Company distributions; (ii) the rights upon dissolution and liquidation of the Company; (iii) whether, and the terms and conditions upon which, the Company may or shall be required to redeem the Membership Interest (including sinking fund provisions); (iv) whether such Membership Interest is issued with the privilege of conversion or exchange and, if so, the terms and conditions of such conversion or exchange; (v) the terms and conditions upon which each Membership Interest will be issued, evidenced by certificates and assigned or transferred; (vi) the method for determining the Percentage Interest as to such Membership Interest; and (vii) the right, if any, of each such Membership Interest to vote on Company matters, including matters relating to the relative rights, preferences and privileges of such Membership Interest.

(c)           The Board of Directors shall take all actions that it determines to be necessary or appropriate in connection with (i) each issuance of Membership Interests and options, rights, warrants and appreciation rights relating to Membership Interests pursuant to this Section 5.4, (ii) the conversion of the Seadrill Member Interest or any Incentive Distribution Rights into Units pursuant to the terms of this Agreement, (iii) the issuance of Common Units pursuant to Section 5.10, (iv) reflecting the admission of such additional Members in the books and records of the Company as the Record Holder of such Membership Interest, and (v) all additional issuances of Membership Interests.  The Board of Directors shall determine the relative rights, powers and duties of the holders of the Units or other Membership Interests being so issued.  The Board of Directors shall do all things necessary to comply with the Marshall Islands Act and is authorized and directed to do all things that it determines to be necessary or appropriate in connection with any future issuance of Membership Interests or in connection with the conversion of the Seadrill Member Interest or any Incentive Distribution Rights into Units pursuant to the terms of this Agreement, including compliance with any statute, rule, regulation or guideline of any federal, state or other governmental agency or any National Securities Exchange on which the Units or other Membership Interests are listed or admitted to trading.

Section 5.5                      Limitations on Issuance of Additional Membership Interests.  The Company may issue an unlimited number of Membership Interests (or options, rights, warrants or appreciation rights related thereto) pursuant to Section 5.4 without the approval of the Members; provided, however, that no fractional units shall be issued by the Company.

Section 5.6                      Conversion of Subordinated Units to Common Units.

(a)           If the Subordination Period expires in accordance with the provisions of Section 5.6(b), the Subordinated Units shall convert into such number of Common Units as is prescribed by Section 5.6(b) upon such expiration of the Subordination Period.  If the Subordination Period expires in accordance with any provisions of this Agreement other than Section 5.6(b), then the

Subordinated Units shall convert into Common Units on a one-for-one basis upon such expiration of the Subordination Period.

(b)           At any time on or after September 30, 2017, provided that there are no Cumulative Common Unit Arrearages in respect of the Quarter immediately preceding such date and with the approval of the Conflicts Committee, the holder or holders of a majority of the Outstanding Subordinated Units may elect to convert each Outstanding Subordinated Unit into a number of Common Units determined by multiplying the number of Outstanding Subordinated Units to be converted by a fraction, (i) the numerator of which is equal to the aggregate amount of distributions of Available Cash from Operating Surplus (not to exceed Adjusted Operating Surplus) on the outstanding Subordinated Units ("Historical Distributions") for the four fiscal Quarters preceding the date of conversion (the "Measurement Period") and (ii) the denominator of which is equal to the aggregate amount of distributions that would have been required during the Measurement Period to pay the Minimum Quarterly Distribution on all Outstanding Subordinated Units during such four-Quarter period; provided, that if the forecasted distributions to be paid from forecasted Operating Surplus (not to exceed forecasted Adjusted Operating Surplus) on the Outstanding Subordinated Units for the four fiscal Quarter period immediately following the Measurement Period ("Forecasted Distributions"), as determined by the Conflicts Committee, is less than Historical Distributions, then the numerator shall be Forecasted Distributions; provided, further, however, that the Outstanding Subordinated Units may not convert into Common Units at a ratio that is greater than one-to-one.

(c)           Notwithstanding any other provision of this Agreement, the Subordinated Units will automatically convert into Common Units on a one-for-one basis as set forth in, and pursuant to the terms of, Section 11.4.

Section 5.7                      Limited Preemptive Right.  Except as provided in this Section 5.7, no Person shall have any preemptive, preferential or other similar right with respect to the issuance of any Membership Interest, whether unissued, held in the treasury or hereafter created.  The Seadrill Member shall have the right, which it may from time to time assign in whole or in part to any of its Affiliates, to purchase Membership Interests from the Company whenever, and on the same terms that, the Company issues Membership Interests to Persons other than the Seadrill Member and its Affiliates, to the extent necessary to maintain the Percentage Interests of the Seadrill Member and its Affiliates equal to that which existed immediately prior to the issuance of such Membership Interests.

Section 5.8                      Splits and Combinations.

(a)           Subject to Sections 5.8(d) and 6.4 (dealing with adjustments of distribution levels), the Company may make a Pro Rata distribution of Membership Interests to all Record Holders or may effect a subdivision or combination of Membership Interests so long as, after any such event, each Member shall have the same Percentage Interest in the Company as before such event, and any amounts calculated on a per Unit basis (including any Common Unit Arrearage or Cumulative Common Unit Arrearage) or stated as a number of Units are proportionately adjusted.

(b)           Whenever such a Pro Rata distribution, subdivision or combination of Membership Interests is declared, the Board of Directors shall select a Record Date as of which the distribution, subdivision or combination shall be effective and shall send notice thereof at least 20 days prior to such Record Date to each Record Holder as of a date not less than 10 days prior to the date of such notice.  The Board of Directors also may cause a firm of independent public accountants selected by it to calculate the number of Membership Interests to be held by each Record Holder after giving effect to such distribution, subdivision or combination.  The Board of Directors shall be entitled to rely on any certificate provided by such firm as conclusive evidence of the accuracy of such calculation.

(c)           Promptly following any such distribution, subdivision or combination, the Company shall issue Certificates to the Record Holders of Membership Interests as of the applicable Record Date representing the new number of Membership Interests held by such Record Holders, or the Board of Directors may adopt such other procedures that it determines to be necessary or appropriate to reflect such changes.  If any such combination results in a smaller total number of Membership Interests Outstanding, the Company shall require, as a condition to the delivery to a Record Holder of such new Certificate, the surrender of any Certificate held by such Record Holder immediately prior to such Record Date.

(d)           The Company shall not issue fractional Units upon any distribution, subdivision or combination of Units.  If a distribution, subdivision or combination of Units would result in the issuance of fractional Units but for the provisions of this Section 5.8(d), each fractional Unit shall be rounded to the nearest whole Unit (and a 0.5 Unit shall be rounded to the next higher Unit).

Section 5.9                      Fully Paid and Non-Assessable Nature of Membership Interests.  All Membership Interests issued pursuant to, and in accordance with the requirements of, this Article V shall be fully paid and non-assessable Membership Interests in the Company, except as such non-assessability may be affected by the Marshall Islands Act.

Section 5.10                      Issuance of Common Units in Connection with Reset of Incentive Distribution Rights.

(a)           Subject to the provisions of this Section 5.10, the holder of the Incentive Distribution Rights (or, if there is more than one holder of the Incentive Distribution Rights, the holders of a majority in interest of the Incentive Distribution Rights) shall have the right, at any time when there are no Subordinated Units Outstanding and the Company has made a distribution pursuant to Section 6.2(b)(v) for each of the four most recently completed Quarters and the amount of each such distribution did not exceed Adjusted Operating Surplus for such Quarter, to make an election (the "IDR Reset Election") to cause the Minimum Quarterly Distribution and the Target Distributions to be reset in accordance with the provisions of Section 5.10(e) and, in connection therewith, the holder or holders of the Incentive Distribution Rights will become entitled to receive their respective proportionate shares of a number of Common Units ("IDR Reset Common Units") derived by dividing (i) the average of the aggregate amount of cash distributions made by the Company for each of the two consecutive full Quarters immediately preceding the giving of the Reset Notice in respect of the Incentive Distribution Rights by (ii) the average of the cash distributions made by the Company in respect of each

Common Unit for each of the two consecutive full Quarters immediately preceding the giving of the Reset Notice (the number of Common Units determined by such quotient is referred to herein as the "Aggregate Quantity of IDR Reset Common Units").  If at the time of any IDR Reset Election the Seadrill Member and its Affiliates are not the holders of a majority interest of the Incentive Distribution Rights, then the IDR Reset Election shall be subject to the prior approval of the Board of Directors that the conditions described in the immediately preceding sentence have been satisfied.  The making of the IDR Reset Election in the manner specified in Section 5.10(b) shall cause the Minimum Quarterly Distribution and the Target Distributions to be reset in accordance with the provisions of Section 5.10(c) and, in connection therewith, the holder or holders of the Incentive Distribution Rights will become entitled to receive IDR Reset Common Units on the basis specified above, without any further approval required by the Seadrill Member or the Unitholders, at the time specified in Section 5.10(c), unless the IDR Reset Election is rescinded pursuant to Section 5.10(d).

(b)           To exercise the right specified in Section 5.10(a), the holder of the Incentive Distribution Rights (or, if there is more than one holder of the Incentive Distribution Rights, the holders of a majority in interest of the Incentive Distribution Rights) shall deliver a written notice (the "Reset Notice") to the Company.  Within 10 Business Days after the receipt by the Company of such Reset Notice, the Company shall deliver a written notice to the holder or holders of the Incentive Distribution Rights of the Company's determination of the aggregate number of Common Units that each holder of Incentive Distribution Rights will be entitled to receive.

(c)           The holder or holders of the Incentive Distribution Rights will be entitled to receive the Aggregate Quantity of IDR Reset Common Units on the fifteenth Business Day after receipt by the Company of the Reset Notice, and the Company shall issue Certificates for the Common Units to the holder or holders of the Incentive Distribution Rights.

(d)           If the principal National Securities Exchange upon which the Common Units are then traded has not approved the listing or admission for trading of the Common Units to be issued pursuant to this Section 5.10 on or before the 30th calendar day following the Company's receipt of the Reset Notice and such approval is required by the rules and regulations of such National Securities Exchange, then the holder of the Incentive Distribution Rights (or, if there is more than one holder of the Incentive Distribution Rights, the holders of a majority in interest of the Incentive Distribution Rights) shall have the right to either rescind the IDR Reset Election or elect to receive other Membership Interests having such terms as the Seadrill Member may approve, with the approval of the Conflicts Committee, that will provide (i) the same economic value, in the aggregate, as the Aggregate Quantity of IDR Reset Common Units would have had at the time of the Company's receipt of the Reset Notice, as determined by the Seadrill Member, and (ii) for the subsequent conversion (on terms acceptable to the National Securities Exchange upon which the Common Units are then traded) of such Membership Interests into Common Units within not more than 12 months following the Company's receipt of the Reset Notice upon the satisfaction of one or more conditions that are reasonably acceptable to the holder of the Incentive Distribution Rights (or, if there is more than one holder of the Incentive Distribution Rights, the holders of a majority in interest of the Incentive Distribution Rights).

(e)           The Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution shall be adjusted at the time of the issuance of Common Units or other Membership Interests pursuant to this Section 5.10 such that (i) the Minimum Quarterly Distribution shall be reset to equal to the average cash distribution amount per Common Unit for the two consecutive full Quarters immediately prior to the Company's receipt of the Reset Notice (the "Reset MQD"), (ii) the First Target Distribution shall be reset to equal 115% of the Reset MQD, (iii) the Second Target Distribution shall be reset to equal to 125% of the Reset MQD and (iv) the Third Target Distribution shall be reset to equal 150% of the Reset MQD.

ARTICLE VI

DISTRIBUTIONS

Section 6.1                      Requirement and Characterization of Distributions; Distributions to Record Holders.

(a)           Within 45 days following the end of each Quarter commencing with the Quarter ending on December 31, 2012, an amount equal to 100% of Available Cash with respect to such Quarter shall, subject to Section 40 of the Marshall Islands Act, be distributed in accordance with this Article VI by the Company to the Members as of the Record Date selected by the Board of Directors.  All amounts of Available Cash distributed by the Company on any date following the Closing Date from any source shall be deemed to be Operating Surplus until the sum of all amounts of Available Cash theretofore distributed by the Company to the Members following the Closing Date pursuant to Section 6.2 equals the Operating Surplus from the Closing Date through the close of the immediately preceding Quarter.  Any remaining amounts of Available Cash distributed by the Company on such date shall, except as otherwise provided in Section 6.3, be deemed to be "Capital Surplus." Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make a distribution to any Member on account of its interest in the Company if such distribution would violate the Marshall Islands Act or any other applicable law.

(b)           Notwithstanding the first three sentences of Section 6.1(a), in the event of the dissolution and liquidation of the Company, all receipts received during or after the Quarter in which the Liquidation Date occurs, other than from borrowings described in (a)(ii) of the definition of Available Cash, shall be applied and distributed solely in accordance with, and subject to the terms and conditions of, Section 12.4.

(c)           Each distribution in respect of a Membership Interest shall be paid by the Company, directly or through the Transfer Agent or through any other Person or agent, only to the Record Holder of such Membership Interest as of the Record Date set for such distribution.  Such payment shall constitute full payment and satisfaction of the Company's liability in respect of such payment, regardless of any claim of any Person who may have an interest in such payment by reason of an assignment or otherwise.

Section 6.2                      Distributions of Available Cash from Operating Surplus.

(a)           During Subordination Period.  Available Cash with respect to any Quarter or portion thereof within the Subordination Period that is deemed to be Operating Surplus pursuant to the provisions of Sections 6.1 or 6.3 shall, subject to Section 40 of the Marshall Islands Act, be distributed as follows, except as otherwise contemplated by Section 5.4 in respect of other Membership Interests issued pursuant thereto:

(i)           First, 100% to all the Unitholders holding Common Units, Pro Rata, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

(ii)           Second, 100% to all Unitholders holding Common Units, Pro Rata, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Cumulative Common Unit Arrearage existing with respect to such Quarter;

(iii)           Third, 100% to all Unitholders holding Subordinated Units, Pro Rata, until there has been distributed in respect of each Subordinated Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

(iv)           Fourth, 100% to all Unitholders in accordance with their respective Percentage Interests, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the First Target Distribution over the Minimum Quarterly Distribution for such Quarter;

(v)           Fifth, (A) 15% to the holders of the Incentive Distribution Rights, Pro Rata; and (B) 85% to all Unitholders, Pro Rata, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Second Target Distribution over the First Target Distribution for such Quarter;

(vi)           Sixth, (A) 25% to the holders of the Incentive Distribution Rights, Pro Rata; and (B) 75% to all Unitholders, Pro Rata, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Third Target Distribution over the Second Target Distribution for such Quarter; and

(vii)           Thereafter, (A) 50% to the holders of the Incentive Distribution Rights, Pro Rata; and (B) 50% to all Unitholders, Pro Rata;

provided, however, that if the Minimum Quarterly Distribution, the First Target Distribution, the Second Target Distribution and the Third Target Distribution have been reduced to zero pursuant to the second sentence of Section 6.4, the distribution of Available Cash that is deemed to be Operating Surplus with respect to any Quarter will be made solely in accordance with Section 6.2(a)(vii).

(b)           After Subordination Period.  Available Cash with respect to any Quarter after the Subordination Period that is deemed to be Operating Surplus pursuant to the provisions of Sections 6.1 or 6.3, shall subject to Section 40 of the Marshall Islands Act, be distributed as follows, except as otherwise required by Section 5.4(b) in respect of additional Membership Interests issued pursuant thereto:

(i)           First, 100% to the Unitholders Pro Rata, until there has been distributed in respect of each Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter

(ii)           Second, 100% to the Unitholders Pro Rata, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the First Target Distribution over the Minimum Quarterly Distribution for such Quarter;

(iii)           Third, (A) 15% to the holders of the Incentive Distribution Rights, Pro Rata; and (B) 85% to all Unitholders, Pro Rata, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Second Target Distribution over the First Target Distribution for such Quarter;

(iv)           Fourth, (A) 25% to the holders of the Incentive Distribution Rights, Pro Rata; and (B) 75% to all Unitholders, Pro Rata, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Third Target Distribution over the Second Target Distribution for such Quarter; and

(v)           Thereafter, (A) 50% to the holders of the Incentive Distribution Rights, Pro Rata; and (B) 50% to all Unitholders, Pro Rata;

provided, however, that if the Minimum Quarterly Distribution, the First Target Distribution, the Second Target Distribution and the Third Target Distribution have been reduced to zero pursuant to the second sentence of Section 6.4, the distribution of Available Cash that is deemed to be Operating Surplus with respect to any Quarter will be made solely in accordance with Section 6.2(b)(v).

Section 6.3                      Distributions of Available Cash from Capital Surplus.  Available Cash that is deemed to be Capital Surplus pursuant to the provisions of Section 6.1(a) shall, subject to Section 40 of the Marshall Islands Act, be distributed, unless the provisions of Section 6.1 require otherwise, 100% to the Unitholders, Pro Rata, until the Minimum Quarterly Distribution is reduced to zero pursuant to the second sentence of Section 6.4.  Available Cash that is deemed to be Capital Surplus shall then be distributed to all Unitholders holding Common Units, Pro Rata, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Cumulative Common Unit Arrearage.  Thereafter, all Available Cash shall be distributed as if it were Operating Surplus and shall be distributed in accordance with Section 6.2.

Section 6.4                      Adjustment of Minimum Quarterly Distribution and Target Distribution Levels.  The Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution, Third Target Distribution, Common Unit Arrearages and Cumulative Common Unit Arrearages shall be proportionately adjusted in the event of any distribution, combination or subdivision (whether effected by a distribution payable in Units or otherwise) of Units or other Membership Interests in accordance with Section 5.8.  In the event of a distribution of Available

Cash that is deemed to be from Capital Surplus, the then applicable Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution, shall be reduced in the same proportion that the distribution had to the fair market value of the Common Units prior to the announcement of the distribution.  If the Common Units are publicly traded on a National Securities Exchange, the fair market value will be the Current Market Price before the announcement of the distribution.  If the Common Units are not publicly traded, the fair market value will be determined by the Board of Directors.

Section 6.5                      Special Provisions Relating to the Holders of Subordinated Units.  Except with respect to the right to vote on or approve matters requiring the vote or approval of a percentage of the holders of Outstanding Common Units and the right to participate in distributions made with respect to Common Units, the holder of a Subordinated Unit shall have all of the rights and obligations of a Unitholder holding Common Units hereunder; provided, however, that immediately upon the conversion of Subordinated Units into Common Units, the Unitholder holding a Subordinated Unit shall possess all of the rights and obligations of a Unitholder holding Common Units hereunder, including the right to vote as a Common Unitholder and the right to participate in distributions made with respect to Common Units.

Section 6.6                      Special Provisions Relating to the Holders of Incentive Distribution Rights.  Notwithstanding anything to the contrary set forth in this Agreement, the holders of the Incentive Distribution Rights (a) shall possess the rights and obligations provided in this Agreement with respect to a Non-Seadrill Member pursuant to Articles III and VII and (b) shall not (i) be entitled to vote on any matters requiring the approval or vote of the holders of Outstanding Units, except as provided by law, or (ii) be entitled to any distributions other than as provided in Sections 6.2(a)(v), 6.2(a)(vi) and 6.2(a)(vii), 6.2(b)(iii), 6.2(b)(iv) and 6.2(b)(v), and 12.4.

ARTICLE VII

MANAGEMENT AND OPERATION OF BUSINESS

Section 7.1                      Management.

(a)           Except as otherwise expressly provided in this Agreement, all management powers over the business and affairs of the Company shall be vested exclusively and irrevocably in the members of the Board of Directors and, subject to the direction of the Board of Directors and in accordance with the provisions of Section 7.8, the Officers.  Neither the Seadrill Member (except as otherwise expressly provided in this Agreement) nor any Non-Seadrill Member shall have any management power over the business and affairs of the Company.  Thus, except as expressly provided in this Agreement, the business and affairs of the Company shall be managed by or under the direction of the members of the Board of Directors, and the day-to-day activities of the Company shall be conducted on the Company's behalf by the Officers.  The Seadrill Member shall not be a "manager" as defined in the Marshall Islands Act.  Each of the members of the Board of Directors shall be a "manager" as defined in the Marshall Islands Act and shall have all powers of a manager under the Marshall Islands Act; provided, however, that the members of the Board of Directors may only act in such capacity through the Board of Directors and in accordance with Section 7.2(d).

(b)           Notwithstanding any other provision of this Agreement, any Group Member Agreement, the Marshall Islands Act or any applicable law, rule or regulation, each of the Members and each other Person who may acquire an interest in Membership Interests hereby (i) approves, ratifies and confirms the execution, delivery and performance by the parties thereto of this Agreement, the Underwriting Agreement, the Omnibus Agreement, the Contribution Agreement, any Group Member Agreement of any other Group Member and the other agreements described in or filed as exhibits to the Registration Statement that are related to the transactions contemplated by the Registration Statement; and (ii) agrees that the execution, delivery or performance by the Company, the Board of Directors, the Seadrill Member, any Group Member or any Affiliate of any of them of this Agreement or any agreement authorized or permitted under this Agreement (including the exercise by the Seadrill Member or any Affiliate of the Seadrill Member of the rights accorded pursuant to Article XV) shall not constitute a breach by the Board of Directors or the Seadrill Member of any duty that the Board of Directors or the Seadrill Member may owe the Company or the Non-Seadrill Members or any other Persons under this Agreement (or any other agreements) or of any duty stated or implied by law or equity.

Section 7.2                      The Board of Directors; Election and Appointment; Term; Manner of Acting.

(a)           The initial Board of Directors shall consist of the following five individuals, all of whom shall serve until the 2013 Annual Meeting: Kate Blankenship, Tor Olav Trøim, Graham Robjohns, Bert Bekker and Harald Thorstein.  Pursuant to Section 7.2(b), prior to the 2013 Annual Meeting, the Seadrill Member may appoint two additional directors.  Following the 2013 Annual Meeting, the Board of Directors shall consist of seven individuals, three of whom shall be Appointed Directors and four of whom shall be Elected Directors.  Beginning with the 2013 Annual Meeting, the Elected Directors shall be divided into three classes: Class I, comprising one Elected Director, Class II, comprising one Elected Director, and Class III, comprising two Elected Directors.  Any vacancy among the Appointed Directors shall be filled as if an Appointed Director had resigned, in accordance with Section 7.6.  The successors of the initial members of the Board of Directors shall be appointed or elected, as the case may be, as follows:

(i)           The Appointed Directors shall be appointed by the Seadrill Member on or prior to the date of the 2013 Annual Meeting, and each Appointed Director shall hold office until his successor is duly appointed by the Seadrill Member and qualified or until his earlier death, resignation or removal; and

(ii)           The Class I Elected Director shall be elected at the 2013 Annual Meeting for a one-year term expiring on the date of the first succeeding Annual Meeting, the Class II Elected Director shall be elected at the 2013 Annual Meeting for a two-year term expiring on the second succeeding Annual Meeting and the Class III Elected Directors shall be elected at the 2013 Annual Meeting for a three-year term expiring on the third succeeding Annual Meeting, in each case by a plurality of the votes of the Outstanding Common Units present in person or represented by proxy at the Annual Meeting with each Outstanding Common Unit having one vote.

(b)           At any time after the Closing Date and prior to the 2013 Annual Meeting, the Seadrill Member may, in its individual capacity, appoint two additional directors, after which time the Board of Directors shall consist of seven individuals.

(c)           Except as provided in paragraph (a)(ii) above with respect to the Elected Directors elected at the 2013 Annual Meeting, each member of the Board of Directors appointed or elected, as the case may be, at an Annual Meeting shall hold office until the third succeeding Annual Meeting and until his successor is duly elected or appointed, as the case may be, and qualified, or until his earlier death, resignation or removal.

(d)           Each member of the Board of Directors shall have one vote.  The vote of the majority of the members of the Board of Directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.  A majority of the number of members of the Board of Directors then in office shall constitute a quorum for the transaction of business at any meeting of the Board of Directors, but if less than a quorum is present at a meeting, a majority of the members of the Board of Directors present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

Section 7.3                      Nominations of Elected Directors.  The Board of Directors shall be entitled to nominate individuals to stand for election as Elected Directors at an Annual Meeting.  In addition, any Non-Seadrill Member or Group of Non-Seadrill Members that beneficially owns 10% or more of the Outstanding Common Units shall be entitled to nominate one or more individuals to stand for election as Elected Directors at an Annual Meeting by providing written notice thereof to the Board of Directors not more than 120 days and not less than 90 days prior to the date of such Annual Meeting; provided, however, that in the event that the date of the Annual Meeting was not publicly announced by the Company by mail, press release or otherwise more than 100 days prior to the date of such meeting, such notice, to be timely, must be delivered to the Board of Directors not later than the close of business on the tenth day following the date on which the date of the Annual Meeting was announced.  Such notice shall set forth (i) the name and address of the Non-Seadrill Member or Non-Seadrill Members making the nomination or nominations, (ii) the number of Common Units beneficially owned by such Non-Seadrill Member or Non-Seadrill Members, (iii) such information regarding the nominee(s) proposed by the Non-Seadrill Member or Non-Seadrill Members as would be required to be included in a proxy statement relating to the solicitation of proxies for the election of directors filed pursuant to the proxy rules of the Commission had the nominee(s) been nominated or intended to be nominated to the Board of Directors, (iv) the written consent of each nominee to serve as a member of the Board of Directors if so elected and (v) a certification that such nominee(s) qualify as Elected Directors.

Section 7.4                      Removal of Members of Board of Directors.  Members of the Board of Directors may only be removed as follows:

(a)           Any Appointed Director may be removed at any time, (i) without Cause, only by the Seadrill Member and, (ii) with Cause, by (x) the Seadrill Member, (y) by the affirmative vote of the holders of a majority of the Outstanding Units at a properly called meeting of the Non-

Seadrill Members or (z) by the affirmative vote of a majority of the other members of the Board of Directors.

(b)           Any Elected Director may be removed at any time, with Cause, only by the affirmative vote of a majority of the other members of the Board of Directors or at a properly called meeting of the Non-Seadrill Members only by the affirmative vote of the holders of a majority of the Outstanding Common Units.

Section 7.5                      Resignations of Members of the Board of Directors.  Any member of the Board of Directors may resign at any time by giving written notice to the Board of Directors.  Such resignation shall take effect at the time specified therein.

Section 7.6                      Vacancies on the Board of Directors.  Vacancies on the Board of Directors may be filled only as follows:

(a)           If any Appointed Director is removed, resigns or is otherwise unable to serve as a member of the Board of Directors, the Seadrill Member shall, in its individual capacity, appoint an individual to fill the vacancy.

(b)           If any Elected Director is removed, resigns or is unable to serve as a member of the Board of Directors, the vacancy shall be filled by an individual who meets the criteria for service as an Elected Director and is elected by a majority of the Elected Directors then serving.

(c)           A director appointed or elected pursuant to this Section 7.6 to fill a vacancy shall be appointed or elected, as the case may be, for no more than the unexpired term of his predecessor in office.

Section 7.7                      Meetings; Committees; Chairman.

(a)           Regular meetings of the Board of Directors shall be held in the United Kingdom (or, with respect to no more than one of the Quarterly meetings of the Board of Directors, such location outside the United Kingdom is as designated by resolution of the Board of Directors) at such times as shall be designated from time to time by resolution of the Board of Directors.  Notice of such regular meetings shall not be required.  Special meetings of the Board of Directors may be called by the Chairman of the Board of Directors and shall be called by the Secretary upon the written request of two members of the Board of Directors, on at least 48 hours prior written notice to the other members.  Special meetings shall be held in the United Kingdom, unless due to the limited advance notice of such meeting or other circumstances, it would be impractical for the meeting to be held in the United Kingdom.  Any notice of a special meeting, or waiver thereof, need not state the purpose of such meeting except as may otherwise be required by law.  Attendance of a member of the Board of Directors at a meeting (including pursuant to the penultimate sentence of this Section 7.7(a)) shall constitute a waiver of notice of such meeting, except where such member attends the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.  Any action required or permitted to be taken at a meeting of the Board of Directors at least a majority of whom take such action from a location in the United Kingdom may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, are executed by all the members of the Board of Directors.  Members of the Board of Directors may participate in and hold meetings by means of conference telephone, videoconference or similar communications equipment by means of which all Persons participating in the meeting can hear each other, and participation in such meetings shall constitute presence in person at the meeting, provided that, any such meeting shall be initiated from (and a majority of the members of the Board of Directors shall be physically located at) the location described in the first sentence of this Section 7.7(a).  The Board of Directors may establish any additional rules governing the conduct of its meetings that are not inconsistent with the provisions of this Agreement.

(b)           The Board of Directors shall appoint the members of the Audit Committee and the Conflicts Committee.  The Audit Committee and the Conflicts Committee shall, in each case, perform the functions delegated to it pursuant to the terms of this Agreement and such other matters as may be delegated to it from time to time by resolution of the Board of Directors.  The Board of Directors, by a majority of the whole Board of Directors, may appoint one or more additional committees of the Board of Directors to consist of one or more members of the Board of Directors, which committee(s) shall have and may exercise such of the powers and authority of the Board of Directors (including in respect of Section 7.1) with respect to the management of the business and affairs of the Company as may be provided in a resolution of the Board of Directors.  Any committee designated pursuant to this Section 7.7(b) shall choose its own chairman, shall keep regular minutes of its proceedings and report the same to the Board of Directors when requested, shall fix its own rules or procedures and shall meet at such times and at such place or places, consistent with the requirements as to the location of meetings of the Board, as may be provided by such rules or by resolution of such committee or resolution of the Board of Directors.  At every meeting of any such committee, the presence of a majority of all the members thereof shall constitute a quorum and the affirmative vote of a majority of the members present shall be necessary for the taking of any action.  Any action required or permitted to be taken at a meeting of any such committee may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, are executed by all the members of such committee.  Subject to the first sentence of this Section 7.7(b), the Board of Directors may designate one or more members of the Board of Directors as alternate members of any committee who may replace any absent or disqualified member at any meeting of such committee.  Subject to the first sentence of this Section 7.7(b), in the absence or disqualification of a member of a committee, the member or members present at any meeting and not disqualified from voting, whether or not constituting a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of the absent or disqualified member.

(c)           The Appointed Directors may designate one of the members of the Board of Directors as Chairman of the Board of Directors.  The Initial Chairman of the Board of Directors shall be Tor Olav Troim.  The Chairman of the Board of Directors, if any, and if present and acting, shall preside at all meetings of the Board of Directors.  In the absence of the Chairman of the Board of Directors, another member of the Board of Directors designated by the Appointed Directors shall preside.  If, at any time, in accordance with Section 7.2(b), the Board of Directors consists solely of Elected Directors, the Board of Directors may designate one of its members as Chairman of the Board of Directors and shall, in the absence of the Chairman of the Board of

Directors at a meeting of the Board of Directors, designate another member of the Board of Directors to preside at the meeting.

Section 7.8                      Officers.

(a)           The Board of Directors, as set forth below, shall appoint or designate agents of the Company, referred to as "Officers" of the Company as described in this Section 7.8.  Such Officers may be employed by any Group Member directly or may be employed by one or more third parties, including Seadrill Limited and its Affiliates, and designated by the Board of Directors to perform officer functions for the benefit of the Company.

(b)           The Board of Directors shall appoint or designate such Officers and agents as may from time to time appear to be necessary or advisable in the conduct of the affairs of the Company, who shall hold such titles, exercise such powers and authority and perform such duties as shall be determined from time to time by resolution of the Board of Directors.  The Officers may include a Chairman of the Board of Directors, an Executive Vice Chairman or Vice Chairman of the Board of Directors, a Chief Executive Officer, a President, a Chief Financial Officer, any and all Vice Presidents, a Secretary, any and all Assistant Secretaries, a Treasurer, any and all Assistant Treasurers and any other Officers appointed or designated by the Board of Directors pursuant to this Section 7.8.  Any person may hold two or more offices.

(c)           The Officers, including any Officer employed by a third party and designated by the Board of Directors to perform officer services for the benefit of the Company, shall be appointed by the Board of Directors at such time and for such terms as the Board of Directors shall determine.  Any Officer may be removed, with or without Cause, only by the Board of Directors.  Vacancies in any office may be filled only by the Board of Directors.

(d)           The Board of Directors may grant powers of attorney or other authority as appropriate to establish and evidence the authority of the Officers and other Persons.

(e)           Unless otherwise provided by resolution of the Board of Directors, no Officer shall have the power or authority to delegate to any Person such Officer's rights and powers as an Officer to manage the business and affairs of the Company.

Section 7.9                      Compensation of Directors.  The members of the Board of Directors who are not employees of the Company, the Seadrill Member or its Affiliates shall receive such compensation for their services as members of the Board of Directors or members of a committee of the Board of Directors shall determine.  In addition, the members of the Board of Directors shall be entitled to be reimbursed for out-of-pocket costs and expenses incurred in the course of their service hereunder.

Section 7.10                      Certificate of Formation.  The Seadrill Member and Seadrill Limited have caused the Certificate of Formation to be filed with the Registrar of Corporations of The Marshall Islands as required by the Marshall Islands Act.  The Board of Directors shall use all commercially reasonable efforts to cause to be filed such other certificates or documents that the Board of Directors determines to be necessary or appropriate for the formation, continuation, qualification and operation of a limited liability company in The Marshall Islands or any other jurisdiction in which the Company may elect to do business or own property.  To the extent the Board of Directors determines such action to be necessary or appropriate, the Board of Directors shall cause to be filed amendments to and restatements of the Certificate of Formation and cause to be done all things to maintain the Company as a limited liability company under the laws of The Marshall Islands or of any other jurisdiction in which the Company may elect to do business or own property.  Subject to the terms of Section 3.4(a), the Company shall not be required, before or after filing, to deliver or mail a copy of the Certificate of Formation, any qualification document or any amendment thereto to any Member.

Section 7.11                      Restrictions on the Authority of the Board of Directors.

(a)           Except as otherwise provided in this Agreement, the Board of Directors may not, without written approval of the specific act by holders of all of the Outstanding Membership Interests or by other written instrument executed and delivered by holders of all of the Non-Seadrill Membership Interests subsequent to the date of this Agreement, take any action in contravention of this Agreement.

(b)           Except as provided in Articles XII and XIV, the Board of Directors may not sell, exchange or otherwise dispose of all or substantially all of the assets of the Company Group, taken as a whole, in a single transaction or a series of related transactions (including by way of merger, consolidation, other combination or sale of ownership interests in the Company's Subsidiaries) without the approval of holders of at least 66⅔% of the Outstanding Units; provided, however, that this provision shall not preclude or limit the ability of the Board of Directors to mortgage, pledge, hypothecate or grant a security interest in all or substantially all of the assets of the Company Group and shall not apply to any forced sale of any or all of the assets of the Company Group pursuant to the foreclosure of, or other realization upon, any such encumbrance.  The transfer of the Seadrill Member Interest shall be made in accordance with Sections 4.6, 11.1 and 11.2.

Section 7.12                      Reimbursement of the Seadrill Member.

(a)           Except as provided in this Section 7.12 and elsewhere in this Agreement, the Seadrill Member shall not be compensated for its services.

(b)           The Seadrill Member shall be reimbursed on a monthly basis, or such other basis as the Board of Directors may determine, for any direct and indirect expenses it incurs that are allocable to the Company Group or payments it makes on behalf of the Company Group (including salary, bonus, incentive compensation and other amounts paid to any Person, including Affiliates of the Seadrill Member, to perform services for the Company Group or for the Seadrill Member in the discharge of its duties to the Company Group, which amounts shall also include reimbursement for any Common Units purchased to satisfy obligations of the Company under any of its equity compensation plans).  The Board of Directors shall determine the expenses that are allocable to the Company Group.  Reimbursements pursuant to this Section 7.12 shall be in addition to any reimbursement to the Seadrill Member as a result of indemnification pursuant to Section 7.15.

(c)           Subject to the applicable rules and regulations of the National Securities Exchange on which the Common Units are listed, the Board of Directors, without the approval of the Members (who shall have no right to vote in respect thereof), may propose and adopt on behalf of the Company employee benefit plans, employee programs and employee practices (including plans, programs and practices involving the issuance of Membership Interests or options to purchase or rights, warrants or appreciation rights or phantom or tracking interests relating to Membership Interests), or cause the Company to issue Membership Interests in connection with, or pursuant to, any employee benefit plan, employee program or employee practice maintained or sponsored by the Company, the Seadrill Member or any of its Affiliates, in each case for the benefit of employees and directors of the Company, the Seadrill Member, any Group Member or any Affiliate thereof, or any of them, in respect of services performed, directly or indirectly, for the benefit of the Company Group.  The Company agrees to issue and sell to the Seadrill Member or any of its Affiliates any Membership Interests that the Seadrill Member or such Affiliates are obligated to provide to any employees and directors pursuant to any such employee benefit plans, employee programs or employee practices.  Expenses incurred by the Seadrill Member in connection with any such plans, programs and practices (including the net cost to the Seadrill Member or such Affiliates of Membership Interests purchased by the Seadrill Member or such Affiliates from the Company or otherwise to fulfill options or awards under such plans, programs and practices) shall be reimbursed in accordance with Section 7.12(b).  Any and all obligations of the Seadrill Member under any employee benefit plans, employee programs or employee practices adopted by the Seadrill Member as permitted by this Section 7.12(c) shall constitute obligations of the Seadrill Member hereunder and shall be assumed by any successor Seadrill Member approved pursuant to Sections 11.1 or 11.2 or the transferee of or successor to all of the Seadrill Member's Seadrill Member Interest pursuant to Section 4.6.

Section 7.13                      Outside Activities.

(a)           After the Closing Date, the Seadrill Member, for so long as it is the Seadrill Member (i) agrees that its sole business will be to act as the Seadrill Member and to undertake activities that are ancillary or related thereto (including being a Non-Seadrill Member in the Company), (ii) shall not engage in any business or activity or incur any debts or liabilities except in connection with or incidental to (A) its performance as the Seadrill Member as described in or contemplated by the Registration Statement or (B) the acquiring, owning or disposing of debt or equity securities in any Group Member and (iii) except to the extent permitted in the Omnibus Agreement, shall not acquire or own any Five-Year Drilling Rigs (as such term is defined in the Omnibus Agreement).

(b)           Seadrill Limited, the Company, the Seadrill Member and the Operating Companies have entered into the Omnibus Agreement, which agreement sets forth certain restrictions on the ability of Seadrill Limited and certain of its Affiliates to acquire or own any Five-Year Drilling Rigs (as such term is defined in the Omnibus Agreement).

(c)           Except as specifically restricted by Section 7.13(a) or the Omnibus Agreement, each Indemnitee (other than the Seadrill Member) shall have the right to engage in businesses of every type and description and other activities for profit and to engage in and possess an interest in other business ventures of any and every type or description, whether in businesses engaged in or anticipated to be engaged in by any Group Member, independently or with others, including business interests and activities in direct competition with the business and activities of any Group Member, and none of the same shall constitute a breach of this Agreement or any duty expressed or implied by law to any Group Member or any Member.  Notwithstanding anything to the contrary in this Agreement, (i) the possessing of competitive interests and engaging in competitive activities by any Indemnitees (other than the Seadrill Member) in accordance with the provisions of this Section 7.13 is hereby approved by the Company and all Members and (ii) it shall be deemed not to be a breach of any duty (including any fiduciary duties that may be applicable) or any other obligation of any type whatsoever of the Seadrill Member or of any Indemnitee for the Indemnitees (other than the Seadrill Member) to engage in such business interests and activities in preference to or to the exclusion of the Company.

(d)           Notwithstanding anything to the contrary in this Agreement, the doctrine of corporate opportunity, or any analogous doctrine, shall not apply to an Indemnitee (including the Seadrill Member) and, subject to the terms of Section 7.13(a), Section 7.13(b), Section 7.13(c) and the Omnibus Agreement, no Indemnitee (including the Seadrill Member) who acquires knowledge of a potential transaction, agreement, arrangement or other matter that may be an opportunity for the Company shall have any duty to communicate or offer such opportunity to the Company, and, subject to the terms of Section 7.13(a), Section 7.13(b), Section 7.13(c) and the Omnibus Agreement, such Indemnitee (including the Seadrill Member) shall not be liable to the Company, to any Non-Seadrill Member or any other Person for breach of any fiduciary or other duty by reason of the fact that such Indemnitee (including the Seadrill Member) pursues or acquires such opportunity for itself, directs such opportunity to another Person or does not communicate such opportunity or information to the Company; provided, that such Indemnitee (including the Seadrill Member) does not engage in such business or activity as a result of using confidential or proprietary information provided by or on behalf of the Company to such Indemnitee (including the Seadrill Member).

(e)           The Seadrill Member and each of its Affiliates may own and acquire Units or other Membership Interests in addition to those acquired on the Closing Date and, except as otherwise provided in this Agreement, shall be entitled to exercise, at their option, all rights relating to all Units or other Membership Interests acquired by them.  The term "Affiliates" as used in this Section 7.13(e) with respect to the Seadrill Member shall not include any Group Member.

Section 7.14                      Loans from the Seadrill Member; Loans or Contributions from the Company or Group Members.

(a)           The Seadrill Member or any of its Affiliates may lend to any Group Member, and any Group Member may borrow from the Seadrill Member or any of its Affiliates, funds needed or desired by the Group Member for such periods of time and in such amounts as the Seadrill Member and the Board of Directors may determine; provided, however, that in any such case the lending party may not charge the borrowing party interest at a rate greater than the rate that would be charged the borrowing party or impose terms less favorable to the borrowing party than would be charged or imposed on the borrowing party by unrelated lenders on comparable loans made on an arm's-length basis (without reference to the lending party's financial abilities or guarantees), all as determined by the Seadrill Member and the Board of Directors.  The

borrowing party shall reimburse the lending party for any costs (other than any additional interest costs) incurred by the lending party in connection with the borrowing of such funds.  For purposes of this Section 7.14(a) and Section 7.14(b), the term "Group Member" shall include any Affiliate of a Group Member that is controlled by the Group Member.

(b)           The Company may lend or contribute to any Group Member, and any Group Member may borrow from the Company, funds on terms and conditions determined by the Board of Directors.  No Group Member may lend funds to the Seadrill Member or any of its Affiliates (other than another Group Member).

(c)           No borrowing by any Group Member or the approval thereof by the Seadrill Member or the Board of Directors shall be deemed to constitute a breach of any duty, expressed or implied, of the Seadrill Member or its Affiliates or the Board of Directors to the Company or the Non-Seadrill Members by reason of the fact that the purpose or effect of such borrowing is directly or indirectly to (i) enable distributions to the Seadrill Member or its Affiliates (including in their capacities as Non-Seadrill Members) to exceed the Seadrill Member's Percentage Interest of the total amount distributed to all partners or (ii) hasten the expiration of the Subordination Period or the conversion of any Subordinated Units into Common Units.

Section 7.15                      Indemnification.

(a)           To the fullest extent permitted by the Marshall Islands Act but subject to the limitations expressly provided in this Agreement, all Indemnitees shall be indemnified and held harmless by the Company from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all threatened, pending or completed claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, and whether formal or informal and including appeals in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as an Indemnitee; provided, however, that the Indemnitee shall not be indemnified and held harmless if there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter for which the Indemnitee is seeking indemnification pursuant to this Section 7.15, the Indemnitee acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the Indemnitee's conduct was unlawful (such judgment, an "Adverse Determination"); provided, further, however, that the Board of Directors may, by majority vote of the disinterested directors, indemnify and hold harmless an Indemnitee if there has been an Adverse Determination as long as such court did not find that the act by such Indemnitee resulting in such Adverse Determination was an act against the Company or its Members acting in their capacity as such; and, provided, further, that no indemnification pursuant to this Section 7.15 shall be available to the Seadrill Member or its Affiliates (other than a Group Member) with respect to its or their obligations incurred pursuant to the Underwriting Agreement, the Omnibus Agreement or the Contribution Agreement.  Any indemnification pursuant to this Section 7.15 shall be made only out of the assets of the Company, it being agreed that the Seadrill Member shall not be personally liable for such indemnification and shall have no obligation to contribute or loan any monies or property to the Company to enable it to effectuate such indemnification.

(b)           To the fullest extent permitted by the Marshall Islands Act, expenses (including legal fees and expenses) incurred by an Indemnitee who is indemnified pursuant to Section 7.15(a) in appearing at, participating in or defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Company prior to a final and non-appealable determination that the Indemnitee is not entitled to be indemnified upon receipt by the Company of any undertaking by or on behalf of the Indemnitee to repay such amount if it shall be ultimately determined that the Indemnitee is not entitled to be indemnified as authorized in this Section 7.15.

(c)           The indemnification provided by this Section 7.15 shall be in addition to any other rights to which an Indemnitee may be entitled under any agreement, pursuant to any vote of the holders of Outstanding Non-Seadrill Member Interests, as a matter of law or otherwise, both as to actions in the Indemnitee's capacity as an Indemnitee and as to actions in any other capacity (including any capacity under the Underwriting Agreement), and shall continue as to an Indemnitee who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns and administrators of the Indemnitee.

(d)           The Company may purchase and maintain (or reimburse the Seadrill Member or its Affiliates for the cost of) insurance, on behalf of the Board of Directors and the Seadrill Member, its Affiliates and such other Persons as the Board of Directors shall determine, against any liability that may be asserted against, or expense that may be incurred by, such Person in connection with the Company's activities or such Person's activities on behalf of the Company, regardless of whether the Company would have the power to indemnify such Person against such liability under the provisions of this Agreement or law.

(e)           For purposes of this Section 7.15, the Company shall be deemed to have requested an Indemnitee to serve as fiduciary of an employee benefit plan whenever the performance by the Indemnitee of its duties to the Company also imposes duties on, or otherwise involves services by, it to the plan or participants or beneficiaries of the plan; excise taxes assessed on an Indemnitee with respect to an employee benefit plan pursuant to applicable law shall constitute "fines" within the meaning of Section 7.15(a); and action taken or omitted by the Indemnitee with respect to any employee benefit plan in the performance of its duties for a purpose reasonably believed by it to be in the best interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose that is in the best interests of the Company.

(f)           In no event may an Indemnitee subject the Non-Seadrill Members to personal liability by reason of the indemnification provisions set forth in this Agreement.

(g)           An Indemnitee shall not be denied indemnification in whole or in part under this Section 7.15 because the Indemnitee had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

(h)           The provisions of this Section 7.15 are for the benefit of the Indemnitees and their heirs, successors, assigns, executors and administrators and shall not be deemed to create any rights for the benefit of any other Persons.

(i)           No amendment, modification or repeal of this Section 7.15 or any provision hereof shall in any manner terminate, reduce or impair the right of any past, present or future Indemnitee to be indemnified by the Company, nor the obligations of the Company to indemnify any such Indemnitee under and in accordance with the provisions of this Section 7.15 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

Section 7.16                      Liability of Indemnitees.

(a)           Notwithstanding anything to the contrary set forth in this Agreement, no Indemnitee shall be liable for monetary damages to the Company, the Members or any other Persons who have acquired Membership Interests or are otherwise bound by this Agreement, for losses sustained or liabilities incurred as a result of any act or omission of an Indemnitee unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter in question, the Indemnitee acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the Indemnitee's conduct was criminal.

(b)           Subject to their obligations and duties as members of the Board of Directors set forth in Section 7.1(a), members of the Board of Directors may exercise any of the powers granted to them and perform any of the duties imposed upon them hereunder either directly or by or through its agents, and the members of the Board of Directors shall not be responsible for any misconduct or negligence on the part of any such agent appointed by the Board of Directors in good faith.

(c)           To the extent that, at law or in equity, an Indemnitee has duties (including fiduciary duties) and liabilities relating thereto to the Company or to the Members, the Seadrill Member and any other Indemnitee acting in connection with the Company's business or affairs shall not be liable to the Company or to any Member for its good faith reliance on the provisions of this Agreement.

(d)           Any amendment, modification or repeal of this Section 7.16 or any provision hereof shall be prospective only and shall not in any way affect the limitations on the liability of the Indemnitees under this Section 7.16 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

Section 7.17                      Resolution of Conflicts of Interest; Standards of Conduct and Modification of Duties.

(a)           Unless otherwise expressly provided in this Agreement or any Group Member Agreement, whenever a potential conflict of interest exists or arises between the Seadrill Member or any of its Affiliates, or any member of the Board of Directors, on the one hand, and the Company, any Group Member or any Member, on the other, any resolution or course of action in respect of such conflict of interest shall be permitted and deemed approved by all

Members, and shall not constitute a breach of this Agreement, of any Group Member Agreement, of any agreement contemplated herein or therein, or of any duty stated or implied by law or equity, if the resolution or course of action in respect of such conflict of interest is (i) approved by Special Approval, (ii) approved by the vote of a majority of the Outstanding Common Units (excluding Common Units owned by the Seadrill Member and its Affiliates), (iii) on terms no less favorable to the Company than those generally being provided to or available from unrelated third parties or (iv) fair and reasonable to the Company, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to the Company).  The Seadrill Member and the Board of Directors may but shall not be required in connection with the resolution of such conflict of interest to seek Special Approval of such resolution, and the Seadrill Member or the Board of Directors, as the case may be, may also adopt a resolution or course of action that has not received Special Approval.  If Special Approval is sought, then, notwithstanding any other provision of this Agreement or law that would otherwise apply, (x) the Conflicts Committee will be authorized in connection with its determination of whether to provide Special Approval to consider any and all factors as it determines to be relevant or appropriate under the circumstances and (y) it will be presumed that, in making its decision, the Conflicts Committee acted in good faith, and if Special Approval is not sought and the Board of Directors determines that the resolution or course of action taken with respect to a conflict of interest satisfies either of the standards set forth in clauses (iii) or (iv) above or otherwise approves the transaction, then it shall be presumed that, in making its decision the Board of Directors, acted in good faith, and, in either case, in any proceeding brought by any Non-Seadrill Member or by or on behalf of such Non-Seadrill Member or any other Non-Seadrill Member or the Company challenging such approval, the Person bringing or prosecuting such proceeding shall have the burden of overcoming such presumption.  Notwithstanding anything to the contrary in this Agreement or any duty otherwise existing at law or equity, the existence of the conflicts of interest described in the Registration Statement are hereby approved by all Members and shall not constitute a breach of this Agreement or of any duty hereunder or existing at law, in equity or otherwise.

(b)           Whenever any of the Company's Directors or Officers makes a determination or takes or declines to take any other action, then unless another express standard is provided for in this Agreement, such Director or Officer shall make such determination or take or decline to take such other action in good faith and shall not be subject to any other or different standards imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Marshall Islands Act or any other law, rule or regulation or at equity.  In order for a determination or other action to be in "good faith" for purposes of this Agreement, the Person or Persons making such determination or taking or declining to take such other action must believe that the determination or other action is in the best interests of the Company, unless the context otherwise requires.  Further, the Company's Officers and Directors shall be deemed to be acting in good faith if they decline to cause the Company to undertake a transaction that the Company's Officers and Directors believe is a transaction that would likely have a material adverse effect on the ability of the Seadrill Member or its Affiliates to comply with the terms of the debt of the Seadrill Member or its Affiliates.

(c)           Notwithstanding anything to the contrary in this Agreement, whenever the Seadrill Member makes a determination or takes or declines to take any other action, or any of its

Affiliates causes it to do so, whether under this Agreement, any Group Member Agreement or any other agreement contemplated hereby or otherwise, then the Seadrill Member, or such Affiliates causing it to do so, are entitled to make such determination or to take or decline to take such other action free of any duty or obligation whatsoever to the Company or any Member, any Record Holder or any other Person bound by this Agreement, and, to the fullest extent permitted by law, the Seadrill Member, or such Affiliates causing it to do so, shall not be required to act in good faith or in the best interests of the Company or any Member, any Record Holder or any other Person or pursuant to any other standard imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Marshall Islands Act or any other law, rule or regulation or at equity.

(d)           Notwithstanding anything to the contrary in this Agreement, the Seadrill Member and its Affiliates shall have no duty or obligation, express or implied, to (i) approve the sale or other disposition of any asset of the Company Group (if such approval is required pursuant to Section 7.11(b)) or (ii) permit any Group Member to use any facilities or assets of the Seadrill Member and its Affiliates, except as may be provided in contracts entered into from time to time specifically dealing with such use.  Any determination by the Seadrill Member or any of its Affiliates to enter into such contracts shall, in each case, be at their option.

(e)           Except as expressly set forth in this Agreement, neither the Board of Directors nor any other Indemnitee shall have any duties or liabilities, including fiduciary duties, to the Company or any Member.  The provisions of this Agreement, to the extent that they restrict, eliminate or otherwise modify the duties and liabilities, including fiduciary duties, of the Board of Directors or any other Indemnitee otherwise existing at law or in equity, are agreed by the Members to replace such other duties and liabilities of the Board of Directors or such other Indemnitee.

(f)           The Unitholders hereby authorize the Board of Directors, on behalf of the Company as a partner or member of a Group Member, to approve of actions by the general partner or managing member of such Group Member similar to those actions permitted to be taken by the Board of Directors pursuant to this Section 7.17.

Section 7.18                      Other Matters Concerning the Board of Directors.

(a)           The Board of Directors may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties.

(b)           The Board of Directors may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisers selected by either of them, and any act taken or omitted to be taken in reliance upon the advice or opinion (including an Opinion of Counsel) of such Persons as to matters that the Board of Directors reasonably believes to be within such Person's professional or expert competence shall be conclusively presumed to have been done or omitted in good faith and in accordance with such advice or opinion.

(c)           The Seadrill Member shall have the right, in respect of any of its powers or obligations hereunder, to act through any of its duly authorized officers, a duly appointed attorney or attorneys-in-fact or the duly authorized officers of the Company.

Section 7.19                      Purchase or Sale of Membership Interests.  The Board of Directors may cause the Company to purchase or otherwise acquire Membership Interests; provided, however, that the Board of Directors may not cause any Group Member to purchase Subordinated Units during the Subordination Period.  As long as Membership Interests are held by any Group Member, such Membership Interests shall not be considered Outstanding for any purpose, except as otherwise provided herein.  The Seadrill Member or any Affiliate of the Seadrill Member may purchase or otherwise acquire and sell or otherwise dispose of Membership Interests for its own account, subject to the provisions of Articles IV and X.

Section 7.20                      Registration Rights of the Seadrill Member and its Affiliates.

(a)           If (i) the Seadrill Member or any Affiliate of the Seadrill Member (including for purposes of this Section 7.20, any Person that is an Affiliate of the Seadrill Member at the date hereof notwithstanding that it may later cease to be an Affiliate of the Seadrill Member) holds Membership Interests that it desires to sell and (ii) Rule 144 of the Securities Act (or any successor rule or regulation to Rule 144) or another exemption from registration is not available to enable such holder of Membership Interests (the "Holder") to dispose of the number of Membership Interests it desires to sell at the time it desires to do so without registration under the Securities Act, then at the option and upon the request of the Holder, the Company shall file with the Commission as promptly as practicable after receiving such request, and use its commercially reasonable efforts to cause to become effective and remain effective for a period of not less than six months following its effective date or such shorter period as shall terminate when all Membership Interests covered by such registration statement have been sold, a registration statement under the Securities Act registering the offering and sale of the number of Membership Interests specified by the Holder; provided, however, that the Company shall not be required to effect more than three registrations in total pursuant to this Section 7.20(a), no more than one of which shall be required to be made at any time that the Company is not eligible to use Form F-3 (or a comparable form) for the registration under the Securities Act of its securities; and, provided, further, that if the Conflicts Committee determines in good faith that the requested registration would be materially detrimental to the Company and its Members because such registration would (x) materially interfere with a significant acquisition, merger, disposition, corporate reorganization or other similar transaction involving the Company, (y) require premature disclosure of material information that the Company has a bona fide business purpose for preserving as confidential or (z) render the Company unable to comply with requirements under applicable securities laws, then the Company shall have the right to postpone such requested registration for a period of not more than six months after receipt of the Holder's request, such right pursuant to this Section 7.20(a) not to be utilized more than once in any 12-month period.  The Company shall use its commercially reasonable efforts to resolve any deferral with respect to any such registration and/or filing.  Except as provided in the first sentence of this Section 7.20(a), the Company shall be deemed not to have used all its commercially reasonable efforts to keep the registration statement effective during the applicable period if it voluntarily takes any action that would result in Holders of Membership Interests covered thereby not being able to offer and sell such Membership Interests at any time during such period, unless such action is required by applicable law.  In connection with any registration pursuant to this Section 7.20(a), the Company shall (i) promptly prepare and file (A) such documents as may be necessary to register or qualify the securities subject to such registration under the securities laws of such states as the Holder shall reasonably request (provided, however, that no such qualification shall be required in any jurisdiction where, as a result thereof, the Company would become subject to general service of process or to taxation or qualification to do business as a foreign corporation or partnership doing business in such jurisdiction solely as a result of such registration), and (B) such documents as may be necessary to apply for listing or to list the Membership Interests subject to such registration on such National Securities Exchange as the Holder shall reasonably request, and (ii) do any and all other acts and things that may be necessary or appropriate to enable the Holder to consummate a public sale of such Membership Interests in such states.  Except as set forth in Section 7.20(c), all costs and expenses of any such registration and offering (other than the underwriting discounts and commissions) shall be paid by the Company, without reimbursement by the Holder.

(b)           If the Company shall at any time propose to file a registration statement under the Securities Act for an offering of equity interests of the Company for cash (other than an offering relating solely to an employee benefit plan), the Company shall use its commercially reasonable efforts to include such number or amount of Membership Interests held by any Holder in such registration statement as the Holder shall request; provided, however, that the Company is not required to make any effort or take any action to so include the Membership Interests of the Holder once the registration statement becomes or is declared effective by the Commission, including any registration statement providing for the offering from time to time of Membership Interests pursuant to Rule 415 of the Securities Act.  If the proposed offering pursuant to this Section 7.20(b) shall be an underwritten offering, then, in the event that the managing underwriter or managing underwriters of such offering advise the Company and the Holder in writing that in their opinion the inclusion of all or some of the Holder's Membership Interests would adversely and materially affect the success of the offering, the Company shall include in such offering only that number or amount, if any, of Membership Interests held by the Holder that, in the opinion of the managing underwriter or managing underwriters, will not so adversely and materially affect the offering.  Except as set forth in Section 7.20(c), all costs and expenses of any such registration and offering (other than the underwriting discounts and commissions) shall be paid by the Company, without reimbursement by the Holder.

(c)           If underwriters are engaged in connection with any registration referred to in this Section 7.20, the Company shall provide indemnification, representations, covenants, opinions and other assurance to the underwriters in form and substance reasonably satisfactory to such underwriters.  Further, in addition to and not in limitation of the Company's obligation under Section 7.15, the Company shall, to the fullest extent permitted by law, indemnify and hold harmless the Holder, its officers, directors and each Person who controls the Holder (within the meaning of the Securities Act) and any agent thereof (collectively, "Indemnified Persons") from and against any and all losses, claims, demands, actions, causes of action, assessments, damages, liabilities (joint or several), costs and expenses (including interest, penalties and reasonable attorneys' fees and disbursements), resulting to, imposed upon, or incurred by the Indemnified Persons, directly or indirectly, under the Securities Act or otherwise (hereinafter referred to in this Section 7.20(c) as a "claim" and in the plural as "claims") based upon, arising out of or resulting from any untrue statement or alleged untrue statement of any material fact contained in any registration statement under which any Membership Interests were registered under the Securities Act or any state securities or Blue Sky laws, in any preliminary prospectus or issuer free writing prospectus as defined in Rule 433 of the Securities Act (if used prior to the effective date of such registration statement), or in any summary, free writing or final prospectus or in any amendment or supplement thereto (if used during the period the Company is required to keep the registration statement current), or arising out of, based upon or resulting from the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements made therein not misleading; provided, however, that the Company shall not be liable to any Indemnified Person to the extent that any such claim arises out of, is based upon or results from an untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement, such preliminary, summary, free writing or final prospectus or such amendment or supplement, in reliance upon and in conformity with written information furnished to the Company by or on behalf of such Indemnified Person specifically for use in the preparation thereof.

(d)           The provisions of Section 7.20(a) and Section 7.20(b) shall continue to be applicable with respect to the Seadrill Member (and any of the Seadrill Member's Affiliates) after it ceases to be the Seadrill Member, during a period of two years subsequent to the effective date of such cessation and for so long thereafter as is required for the Holder to sell all of the Membership Interests with respect to which it has requested during such two-year period inclusion in a registration statement otherwise filed or that a registration statement be filed; provided, however, that the Company shall not be required to file successive registration statements covering the same Membership Interests for which registration was demanded during such two-year period.  The provisions of Section 7.20(c) shall continue in effect thereafter.

(e)           The rights to cause the Company to register Membership Interests pursuant to this Section 7.20 may be assigned (but only with all related obligations) by a Holder to a transferee or assignee of such Membership Interests, provided (i) the Company is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee or assignee and the Membership Interests with respect to which such registration rights are being assigned, and (ii) such transferee or assignee agrees in writing to be bound by and subject to the terms set forth in this Section 7.20.

(f)           Any request to register Membership Interests pursuant to this Section 7.20 shall (i) specify the Membership Interests intended to be offered and sold by the Person making the request, (ii) express such Person's present intent to offer such Membership Interests for distribution, (iii) describe the nature or method of the proposed offer and sale of Membership Interests, and (iv) contain the undertaking of such Person to provide all such information and materials and take all action as may be required in order to permit the Company to comply with all applicable requirements in connection with the registration of such Membership Interests.

Section 7.21                      Reliance by Third Parties.  Notwithstanding anything to the contrary in this Agreement, any Person dealing with the Company shall be entitled to assume that the Board of Directors and any Officer authorized by the Board of Directors to act on behalf of and in the name of the Company has full power and authority to encumber, sell or otherwise use in any manner any and all assets of the Company and to enter into any authorized contracts on behalf of the Company, and such Person shall be entitled to deal with the Board of Directors or any such Officer as if it were the Company's sole party in interest, both legally and beneficially.  Each Member hereby waives any and all defenses or other remedies that may be available against such Person to contest, negate or disaffirm any action of the Board of Directors or any such Officer in connection with any such dealing.  In no event shall any Person dealing with the Board of Directors or any such Officer or its representatives be obligated to ascertain that the terms of this Agreement have been complied with or to inquire into the necessity or expedience of any act or action of the Board of Directors or any such Officer or its representatives.  Each and every certificate, document or other instrument executed on behalf of the Company by the Board of Directors, the Officers or representatives of the Company authorized by the Board of Directors shall be conclusive evidence in favor of any and every Person relying thereon or claiming thereunder that i) at the time of the execution and delivery of such certificate, document or instrument, this Agreement was in full force and effect, ii) the Person executing and delivering such certificate, document or instrument was duly authorized and empowered to do so for and on behalf of the Company and iii) such certificate, document or instrument was duly executed and delivered in accordance with the terms and provisions of this Agreement and is binding upon the Company.

ARTICLE VIII

BOOKS, RECORDS, ACCOUNTING AND REPORTS

Section 8.1                      Records and Accounting.  Other than the register of Members, which shall be kept and maintained outside the United Kingdom, the Company shall keep or cause to be kept at the principal office of the Company appropriate books and records with respect to the Company's business, including all books and records necessary to provide to the Non-Seadrill Members any information required to be provided pursuant to Section 3.4(a).  Any books and records maintained by or on behalf of the Company in the regular course of its business, including the record of the Record Holders of Units or other Membership Interests, books of account and records of Company proceedings, may be kept on, or be in the form of, computer disks, hard drives, punch cards, magnetic tape, photographs, micrographics or any other information storage device; provided, however, that the books and records so maintained are convertible into clearly legible written form within a reasonable period of time.  The books of the Company shall be maintained, for financial reporting purposes, on an accrual basis in accordance with U.S. GAAP.

Section 8.2                      Fiscal Year.  The fiscal year of the Company shall be a fiscal year ending December 31.

Section 8.3                      Reports.

(a)           As soon as practicable, but in no event later than 120 days after the close of each fiscal year of the Company, the Company shall cause to be mailed or made available, by any reasonable means (including posting on or accessible through the Company's or the Commission's website), to each Record Holder of a Unit as of a date selected by the Board of Directors, an annual report containing financial statements of the Company for such fiscal year of the Company, presented in accordance with U.S. GAAP, including a balance sheet and statements of operations, Company equity and cash flows, such statements to be audited by a firm of independent public accountants selected by the Board of Directors.

(b)           As soon as practicable, but in no event later than 90 days after the close of each Quarter except the last Quarter of each fiscal year, the Company shall cause to be mailed or made available, by any reasonable means (including posting on or accessible through the Company's or the Commission's website), to each Record Holder of a Unit, as of a date selected by the Board of Directors, a report containing unaudited financial statements of the Company and such other information as may be required by applicable law, regulation or rule of any National Securities Exchange on which the Units are listed or admitted to trading, or as the Board of Directors determines to be necessary or appropriate.

ARTICLE IX

TAX MATTERS

Section 9.1                      Tax Elections and Information.

(a)           The Company is authorized and has elected to be treated as an association taxable as a corporation for United States federal income tax purposes.  Except as otherwise provided herein, the Board of Directors or their designees shall determine whether the Company should make any other elections permitted by any applicable tax law.

(b)           The tax information reasonably required by Record Holders generally for United States federal income tax reporting purposes with respect to a calendar taxable year shall be furnished to them within 90 days of the close of each calendar year.

Section 9.2                      Tax Withholding.  Notwithstanding any other provision of this Agreement, the Board of Directors is authorized to take any action that may be required or advisable to cause the Company and other Group Members to comply with any withholding requirements with respect to any tax established under any applicable law or administrative practice.  To the extent that the Company is required or elects to withhold and pay over to any taxing authority any amount with respect to a distribution or payment to or for the benefit of any Member, the Board of Directors may treat the amount withheld as a distribution of cash to such Member in the amount of such withholding from such Member.

Section 9.3                      Conduct of Operations.  The Board of Directors shall conduct the affairs of the Company such that the Company shall be resident in the United Kingdom for tax purposes.  The Board of Directors shall use commercially reasonable efforts to conduct the business of the Company and its Affiliates in a manner that does not require a holder of Common Units to file a tax return in any jurisdiction with which the holder has no contact other than through ownership of Common Units.

ARTICLE X

ADMISSION OF MEMBERS

Section 10.1                      Admission of Initial Non-Seadrill Members.  Upon the issuance by the Company of Common Units, Subordinated Units and Incentive Distribution Rights to Seadrill Limited, the Seadrill Member and the Underwriters as described in Sections 5.1 and 5.2, the Board of Directors shall admit such parties to the Company as Initial Non-Seadrill Members in respect of the Common Units, Subordinated Units or Incentive Distribution Rights issued to them.

Section 10.2                      Admission of Additional Non-Seadrill Members.

(a)           From and after the Closing Date, by acceptance of the transfer of any Non-Seadrill Member Interests in accordance with Article IV or the acceptance of any Non-Seadrill Member Interests issued pursuant to Article V or pursuant to a merger, consolidation or conversion pursuant to Article XIV, each transferee of, or other such Person acquiring, a Non-Seadrill Member Interest (including any nominee holder or an agent or representative acquiring such Non-Seadrill Member Interests for the account of another Person) (i) shall be admitted to the Company as a Non-Seadrill Member with respect to the Non-Seadrill Member Interests so transferred or issued to such Person when any such transfer, issuance or admission is reflected in the books and records of the Company and such Non-Seadrill Member becomes the Record Holder of the Non-Seadrill Member Interests so transferred, (ii) shall become bound, and shall be deemed to have agreed to be bound, by the terms of this Agreement, (iii) represents that the transferee or other recipient has the capacity, power and authority to enter into this Agreement and (iv) makes the consents, acknowledgements and waivers contained in this Agreement, all with or without execution of this Agreement by such Person.  The transfer of any Non-Seadrill Member Interests and the admission of any new Non-Seadrill Member shall not constitute an amendment to this Agreement.  A Person may become a Non-Seadrill Member or Record Holder of a Non-Seadrill Member Interest without the consent or approval of any of the Members.  A Person may not become a Non-Seadrill Member until such Person acquires a Non-Seadrill Member Interest and until such Person is reflected in the books and records of the Company as the Record Holder of such Non-Seadrill Member Interest.

(b)           The name and mailing address of each Member shall be listed on the books and records of the Company maintained for such purpose by the Company or the Transfer Agent.  The Company shall update its books and records from time to time as necessary to reflect accurately the information therein (or shall cause the Transfer Agent to do so, as applicable).  A Membership Interest shall be represented by a Certificate, as provided in Section 4.1.

(c)           Any transfer of a Non-Seadrill Member Interest shall not entitle the transferee to receive distributions or to any other rights to which the transferor was entitled until the transferee becomes a Non-Seadrill Member pursuant to Section 10.2(a).

Section 10.3                      Admission of Successor Seadrill Member.  A successor Seadrill Member approved pursuant to Sections 11.1 or 11.2 or the transferee of or successor to all or part of the Seadrill Member Interest pursuant to Section 4.6 who is proposed to be admitted as a successor

Seadrill Member shall be admitted to the Company as the Seadrill Member, effective immediately prior to the withdrawal or removal of the predecessor or transferring Seadrill Member, pursuant to Sections 11.1 or 11.2 or the transfer of the Seadrill Member Interest pursuant to Section 4.6; provided, however, that no such Person shall be admitted to the Company as a successor or additional Seadrill Member until compliance with the terms of Section 4.6 has occurred and such Person has executed and delivered such other documents or instruments as may be required to effect such admission.

Section 10.4                      Amendment of Agreement and Certificate of Formation.  To effect the admission to the Company of any Member, the Board of Directors shall take all steps necessary or appropriate under the Marshall Islands Act to amend the records of the Company to reflect such admission and, if necessary, to prepare as soon as practicable an amendment to this Agreement and, if required by law, the Board of Directors shall prepare and file an amendment to the Certificate of Formation.

ARTICLE XI

WITHDRAWAL OR REMOVAL OF MEMBERS

Section 11.1                      Withdrawal of the Seadrill Member.

(a)           The Seadrill Member shall be deemed to have withdrawn from the Company upon the occurrence of any one of the following events (each such event herein referred to as an "Event of Withdrawal"):

(i)           The Seadrill Member voluntarily withdraws from the Company by giving written notice to the other Members;

(ii)           The Seadrill Member transfers all of its Seadrill Member Interest pursuant to Section 4.6;

(iii)           The Seadrill Member is removed pursuant to Section 11.2;

(iv)           The Seadrill Member (A) makes a general assignment for the benefit of creditors; (B) files a voluntary petition in bankruptcy; (C) files a voluntary petition or answer seeking for itself a liquidation, dissolution or similar relief (but not a reorganization) under any law; (D) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the Seadrill Member in a proceeding of the type described in clauses (A), (B) or (C) of this Section 11.1(a)(iv); or (E) seeks, consents to or acquiesces in the appointment of a trustee (but not a debtor in possession), receiver or liquidating trustee of the Seadrill Member or of all or any substantial part of its properties;

(v)           The Seadrill Member is adjudged bankrupt or insolvent, or has entered against it an order for relief in any bankruptcy or insolvency proceeding; or

(vi)           (a) in the event the Seadrill Member is a corporation, the filing of a certificate of dissolution, or its equivalent, for the corporation or the revocation of its charter and the expiration of ninety (90) days after the date of notice to the Seadrill Member of revocation without a reinstatement of its charter; (b) in the event the Seadrill Member is a partnership or a limited liability company, the dissolution and commencement of winding up of the Seadrill Member; (c) in the event the Seadrill Member is acting in such capacity by virtue of being a trustee of a trust, the termination of the trust; (d) in the event the Seadrill Member is a natural person, his death or adjudication of incompetency; and (e) otherwise in the event of the termination of the Seadrill Member.

If an Event of Withdrawal specified in Sections 11.1(a)(iv), 11.1(a)(v), 11.1(a)(vi)(A), 11.1(a)(vi)(B), 11.1(a)(vi)(C) or 11.1(a)(vi)(E) occurs, the withdrawing Seadrill Member shall give notice to the Non-Seadrill Members within 30 days after such occurrence.  The Members hereby agree that only the Events of Withdrawal described in this Section 11.1 shall result in the withdrawal of the Seadrill Member from the Company.  When used in this Agreement, "withdrawal" has the same meaning as "resignation" as established in the Marshall Islands Act

(b)           Withdrawal of the Seadrill Member from the Company upon the occurrence of an Event of Withdrawal shall not constitute a breach of this Agreement under the following circumstances:

(i)           at any time during the period beginning on the Closing Date and ending at 12:00 midnight, prevailing Eastern Time, on September 30, 2022, the Seadrill Member voluntarily withdraws by giving at least 90 days' advance notice of its intention to withdraw to the Non-Seadrill Members, such withdrawal to take effect on the date specified in the notice; provided, however, that prior to the effective date of such withdrawal, the withdrawal is approved by Unitholders holding at least a majority of the Outstanding Common Units (excluding Common Units held by the Seadrill Member and its Affiliates);

(ii)           at any time after 12:00 midnight, prevailing Eastern Time, on September 30, 2022, the Seadrill Member voluntarily withdraws by giving at least 90 days' advance notice to the Unitholders, such withdrawal to take effect on the date specified in such notice;

(iii)           at any time that the Seadrill Member ceases to be the Seadrill Member pursuant to Section 11.1(a)(ii) or is removed pursuant to Section 11.2; or

(iv)           notwithstanding clause (i) of this sentence, at any time that the Seadrill Member voluntarily withdraws by giving at least 90 days' advance notice of its intention to withdraw to the Non-Seadrill Members, such withdrawal to take effect on the date specified in the notice, if at the time such notice is given one Person and its Affiliates (other than the Seadrill Member and its Affiliates) own beneficially or of record or control at least 50% of the Outstanding Units.  If the Seadrill Member gives a notice of withdrawal pursuant to Section 11.1(a)(i), the holders of a Unit Majority, may, prior to the effective date of such withdrawal, elect a successor Seadrill Member.  If, prior to the effective date of the Seadrill Member's withdrawal, a successor is not selected by the Unitholders as provided herein, the Company shall be dissolved in accordance with Section 12.1 unless the business of the Company is continued pursuant to Section 12.2.  Any successor Seadrill Member elected in accordance with the terms of this Section 11.1 shall be subject to the provisions of Section 10.3.

Section 11.2                      Removal of the Seadrill Member.  The Seadrill Member may be removed if such removal is approved by the Unitholders holding at least 66⅔% of the Outstanding Units (including Units held by the Seadrill Member and its Affiliates), voting as a single class.  Any such action by such holders or the Board of Directors for removal of the Seadrill Member must also provide for the election of a successor Seadrill Member by the majority vote of the outstanding Common Units and Subordinated Units, voting together as a single class.  Such removal shall be effective immediately following the admission of a successor Seadrill Member pursuant to Section 10.3.  Any successor Seadrill Member elected in accordance with the terms of this Section 11.2 shall be subject to the provisions of Section 10.3.

Section 11.3                      Interest of Departing Seadrill Member and Successor Seadrill Member.

(a)           In the event of (i) withdrawal of the Seadrill Member under circumstances where such withdrawal does not violate this Agreement or (ii) removal of the Seadrill Member by the holders of Outstanding Units under circumstances where Cause does not exist, if the successor Seadrill Member is elected in accordance with the terms of Sections 11.1 or 11.2, (A) the Departing Seadrill Member shall have the option, exercisable prior to the effective date of the departure of such Departing Seadrill Member, to require its successor to purchase its Seadrill Member Interest and its Incentive Distribution Rights (collectively, the "Combined Interest") in exchange for an amount in cash equal to the fair market value of such Combined Interest, such amount to be determined and payable as of the effective date of its departure and (B) the other holders of the Incentive Distribution Rights shall have the option, exercisable prior to the effective date of the departure of such Departing Seadrill Member, to require such successor to purchase such holders' Incentive Distribution Rights in exchange for an amount in cash equal to the fair market value of such Incentive Distribution Rights, such amount to be determined and payable as of the effective date of the Departing Seadrill Member's departure.  If the Seadrill Member is removed by the Unitholders under circumstances where Cause exists or if the Seadrill Member withdraws under circumstances where such withdrawal violates this Agreement, and if a successor Seadrill Member is elected in accordance with the terms of Sections 11.1 or 11.2 (or if the business of the Company is continued pursuant to Section 12.2 and the successor Seadrill Member is not the former Seadrill Member), such successor shall have the option, exercisable prior to the effective date of the departure of such Departing Seadrill Member (or, in the event the business of the Company is continued, prior to the date the business of the Company is continued), to purchase the Combined Interest in exchange for an amount in cash equal to such fair market value of such Combined Interest of the Departing Seadrill Member.  In either event, the Departing Seadrill Member shall be entitled to receive all reimbursements due such Departing Seadrill Member pursuant to Section 7.12, including any employee-related liabilities (including severance liabilities), incurred in connection with the termination of any employees employed by the Departing Seadrill Member or its Affiliates (other than any Group Member) for the benefit of the Company or the other Group Members.

For purposes of this Section 11.3(a), the fair market value of the Departing Seadrill Member's Combined Interest and the value of the Incentive Distribution Rights held by holders other than the Departing Seadrill Member shall be determined by agreement between the Departing Seadrill Member and its successor or, failing agreement within 30 days after the effective date of such Departing Seadrill Member's departure, by an independent investment banking firm or other independent expert selected by the Departing Seadrill Member and its successor, which, in turn, may rely on other experts, and the determination of which shall be conclusive as to such matter.  If such parties cannot agree upon one independent investment banking firm or other independent expert within 45 days after the effective date of such departure, then the Departing Seadrill Member shall designate an independent investment banking firm or other independent expert, the Departing Seadrill Member's successor shall designate an independent investment banking firm or other independent expert, and such firms or experts shall mutually select a third independent investment banking firm or independent expert, which third independent investment banking firm or other independent expert shall determine the fair market value of the Combined Interest of the Departing Seadrill Member and the value of the Incentive Distribution Rights held by holders other than the Departing Seadrill Member.  In making its determination, such third independent investment banking firm or other independent expert may consider the then current trading price of Units on any National Securities Exchange on which Units are then listed or admitted to trading, the value of the Company's assets, the rights and obligations of the Departing Seadrill Member and other factors it may deem relevant.

(b)           If the Combined Interest is not purchased in the manner set forth in Section 11.3(a), the Departing Seadrill Member (or its transferee) shall become a Non-Seadrill Member and its Combined Interest shall be converted into Common Units pursuant to a valuation made by an investment banking firm or other independent expert selected pursuant to Section 11.3(a), without reduction in such Membership Interest (but subject to proportionate dilution by reason of the admission of its successor).  For purposes of this Agreement, conversion of the Combined Interest of the Departing Seadrill Member to Common Units will be characterized as if the Departing Seadrill Member (or its transferee) contributed its Combined Interest to the Company in exchange for the newly issued Common Units.

Section 11.4                      Termination of Subordination Period, Conversion of Subordinated Units and Extinguishment of Cumulative Common Unit Arrearages.  Notwithstanding any provision of this Agreement, if the Seadrill Member is removed as a member of the Company under circumstances where Cause does not exist and no Units held by the Seadrill Member and its Affiliates are voted in favor of such removal, (i) the Subordination Period will end and all Subordinated Units will immediately and automatically convert into Common Units on a one-for-one basis, (ii) all Cumulative Common Unit Arrearages on the Common Units will be extinguished, (iii) the Seadrill Member will have the right to convert its Seadrill Member Interest and its Incentive Distribution Rights into Common Units or to receive cash in exchange therefor, as provided in Section 11.3 and (iv) the other holders of the Incentive Distribution Rights will have the right to convert their Incentive Distribution Rights into Common Units or to receive cash in exchange therefor, as provided in Section 11.3.

Section 11.5                      Withdrawal of Non-Seadrill Members.  No Non-Seadrill Member shall have any right to withdraw from the Company; provided, however, that when a transferee of a

Member's Non-Seadrill Member Interest becomes a Record Holder of the Non-Seadrill Member Interest so transferred, such transferring Non-Seadrill Member shall cease to be a Member with respect to the Non-Seadrill Member Interest so transferred.

ARTICLE XII

DISSOLUTION AND LIQUIDATION

Section 12.1                      Dissolution.  The Company shall not be dissolved by the admission of additional Non-Seadrill Members or by the admission of a successor or additional Seadrill Member in accordance with the terms of this Agreement.  Upon the removal or withdrawal of the Seadrill Member, if a successor Seadrill Member is elected pursuant to Sections 11.1 or 11.2, the Company shall not be dissolved and the Board of Directors shall continue the business of the Company.  Subject to Section 12.2, the Company shall dissolve and its affairs shall be wound up, upon:

(a)           an election to dissolve the Company by the Board of Directors that is approved by the holders of at least 66⅔% of the Outstanding Units;

(b)           at any time there are no Non-Seadrill Members, unless the Company is continued without dissolution in accordance with the Marshall Islands Act and Section 12.2;

(c)           the entry of a decree of judicial dissolution of the Company pursuant to the provisions of the Marshall Islands Act; or

(d)           an Event of Withdrawal of the Seadrill Member as provided in Section 11.1(a) (other than Section 11.1(a)(ii)), unless a successor is elected and an Opinion of Counsel is received as provided in Section 11.1(b) or unless a successor is elected as provided in Section 11.2 and such successor is admitted to the Company pursuant to Section 10.3.

Section 12.2                      Continuation of the Business of the Company After Dissolution.  Upon (a) dissolution of the Company following an Event of Withdrawal caused by the withdrawal or removal of the Seadrill Member as provided in Sections 11.1(a)(i) or 11.1(a)(iii) and the failure of the Members to select a successor to such Departing Seadrill Member pursuant to Sections 11.1 or 11.2, then within 90 days thereafter, or (b) dissolution of the Company upon an event constituting an Event of Withdrawal as defined in Sections 11.1(a)(iv), 11.1(a)(v) or 11.1(a)(vi), then, to the maximum extent permitted by the Marshall Islands Act, within 180 days thereafter, the holders of a Unit Majority may elect in writing to continue the business of the Company on the same terms and conditions set forth in this Agreement by appointing, effective as of the date of the Event of Withdrawal, as a successor Seadrill Member a Person approved by the holders of a Unit Majority.  Unless such an election is made within the applicable time period as set forth above, the Company shall dissolve and conduct only activities necessary to wind up its affairs.  If such an election is so made, then:

(i)           the Company shall continue without dissolution unless earlier dissolved in accordance with this Article XII;

(ii)           if the successor Seadrill Member is not the former Seadrill Member, then the interest of the former Seadrill Member shall be treated in the manner provided in Section 11.3; and

(iii)           the successor Seadrill Member shall be admitted to the Company as Seadrill Member, effective as of the Event of Withdrawal, by agreeing in writing to be bound by this Agreement.

Section 12.3                      Liquidating Trustee.  Upon dissolution of the Company, unless the business of the Company is continued pursuant to Section 12.2, the Board of Directors shall select one or more Persons to act as Liquidating Trustee.  The Liquidating Trustee (if other than the Seadrill Member) shall be entitled to receive such compensation for its services as may be approved by holders of at least a majority of the Outstanding Common Units and Subordinated Units, voting as a single class.  The Liquidating Trustee (if other than the Seadrill Member) shall agree not to resign at any time without 15 days' prior notice and may be removed at any time, with or without cause, by notice of removal approved by holders of at least a majority of the Outstanding Common Units and Subordinated Units, voting as a single class.  Upon dissolution, removal or resignation of the Liquidating Trustee, a successor and substitute Liquidating Trustee (who shall have and succeed to all rights, powers and duties of the original Liquidating Trustee) shall within 30 days thereafter be approved by the holders of at least a majority of the Outstanding Common Units and Subordinated Units, voting as a single class.  The right to approve a successor or substitute Liquidating Trustee in the manner provided herein shall be deemed to refer also to any such successor or substitute Liquidating Trustee approved in the manner herein provided.  Except as expressly provided in this Article XII, the Liquidating Trustee approved in the manner provided herein shall have and may exercise, without further authorization or consent of any of the parties hereto, all of the powers conferred upon the Board of Directors and the Seadrill Member under the terms of this Agreement (but subject to all of the applicable limitations, contractual and otherwise, upon the exercise of such powers, other than the limitation on sale set forth in Section 7.11(b)) necessary or appropriate to carry out the duties and functions of the Liquidating Trustee hereunder for and during the period of time required to complete the winding up and liquidation of the Company as provided for herein.

Section 12.4                      Liquidation.  The Liquidating Trustee shall proceed to dispose of the assets of the Company, discharge its liabilities, and otherwise wind up its affairs in such manner and over such period as determined by the Liquidating Trustee, subject to the Marshall Islands Act and the following:

(a)           The assets may be disposed of by public or private sale or by distribution in kind to one or more Members on such terms as the Liquidating Trustee and such Member or Members may agree.  If any property is distributed in kind, the Member receiving the property shall be deemed for purposes of Section 12.4(c) to have received cash equal to its fair market value, and contemporaneously therewith, appropriate cash distributions must be made to the other Members.  The Liquidating Trustee may defer liquidation or distribution of the Company's assets for a reasonable time if it determines that an immediate sale or distribution of all or some of the Company's assets would be impractical or would cause undue loss to the Members.  The Liquidating Trustee may distribute the Company's assets, in whole or in part, in kind if it determines that a sale would be impractical or would cause undue loss to the Members.

(b)           The Liquidating Trustee shall first satisfy the liabilities of the Company.  Liabilities of the Company include amounts owed to the Liquidating Trustee as compensation for serving in such capacity (subject to the terms of Section 12.3) and amounts to Members otherwise than in respect of their distribution rights under Article VI.  With respect to any liability that is contingent, conditional or unmatured or is otherwise not yet due and payable, the Liquidating Trustee shall either settle such claim for such amount as it deems appropriate or establish a reserve of cash or other assets to provide for its payment.  When paid, any unused portion of the reserve shall be distributed as additional liquidation proceeds.

(c)           All property and all cash in excess of that required to discharge liabilities as provided in this Section 12.4 shall be distributed as follows:

(i)           If the Current Market Price of the Common Units as of the date three trading days prior to the announcement of the proposed liquidation exceeds the Unrecovered Capital for a Common Unit plus the Cumulative Common Unit Arrearage:

(A)           First, to all the Unitholders holding Common Units, Pro Rata, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to such Current Market Price of a Common Unit;

(B)           Second to all Unitholders holding Subordinated Units, Pro Rata, until there has been distributed in respect of each Subordinated Unit then Outstanding an amount equal to such Current Market Price of a Common Unit; and

(C)           Thereafter (x) 50% to the holders of the Incentive Distribution Rights, Pro Rata; and (y) 50% to all Unitholders, Pro Rata;

(ii)           If the Current Market Price of the Common Units as of the date three trading days prior to the announcement of the proposed liquidation is equal to or less than the Unrecovered Capital for a Common Unit plus the Cumulative Common Unit Arrearage:

(A)           First, to all the Unitholders holding Common Units, Pro Rata, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Unrecovered Capital for a Common Unit;

(B)           Second, to all Unitholders holding Common Units, Pro Rata, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Cumulative Common Unit Arrearage;

(C)           Third, to all Unitholders holding Subordinated Units, Pro Rata, until there has been distributed in respect of each Subordinated Unit then Outstanding an amount equal to the Unrecovered Capital for a Common Unit (as calculated prior to the distribution specified in clause (ii)(A) above); and

(D)           Thereafter, (x) 50% to the holders of the Incentive Distribution Rights, Pro Rata; and (y) 50% to all Unitholders, Pro Rata.

Section 12.5                      Cancellation of Certificate of Formation.  Upon the completion of the distribution of Company cash and property as provided in Section 12.4 in connection with the liquidation of the Company, the Certificate of Formation and all qualifications of the Company as a foreign limited liability company in jurisdictions other than the Marshall Islands shall be canceled and such other actions as may be necessary to terminate the Company shall be taken.

Section 12.6                      Return of Contributions.  The Seadrill Member shall not be personally liable for, and shall have no obligation to contribute or loan any monies or property to the Company to enable it to effectuate, the return of the Capital Contributions of the Non-Seadrill Members or Unitholders, or any portion thereof, it being expressly understood that any such return shall be made solely from Company assets.

Section 12.7                      Waiver of Partition.  To the maximum extent permitted by law, each Member hereby waives any right to partition of the Company property.

ARTICLE XIII

AMENDMENT OF OPERATING AGREEMENT; MEETINGS; RECORD DATE

Section 13.1                      Amendments to be Adopted Without Approval of the Non-Seadrill Members or the Seadrill Member.  The Seadrill Member and each Non-Seadrill Member agree that the Board of Directors, without the approval of any Non-Seadrill Member or the Seadrill Member, may amend any provision of this Agreement and execute, swear to, acknowledge, deliver, file and record whatever documents may be required in connection therewith, to reflect:

(a)           a change in the name of the Company, the location of the principal place of business of the Company, the registered agent of the Company or the registered office of the Company;

(b)           admission, substitution, withdrawal or removal of Members in accordance with this Agreement;

(c)           a change that the Board of Directors determines to be necessary or appropriate to qualify or continue the qualification of the Company as a limited liability company or other entity in which the Non-Seadrill Members have limited liability under the laws of the Marshall Island Act;

(d)           a change that the Board of Directors determines (2) does not adversely affect the Non-Seadrill Members (including any particular class of Membership Interests as compared to other classes of Membership Interests) in any material respect, (3) to be necessary or appropriate to (a) satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any Marshall Islands authority (including the Marshall Islands Act) or (b) facilitate the trading of the Units or comply with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are or will be listed, or admitted to trading, (4) to be necessary or appropriate in connection with action taken by the Board of Directors pursuant to Section 5.8 or (5) is required to effect the intent expressed in the Registration Statement or the intent of the provisions of this Agreement or is otherwise contemplated by this Agreement;

(e)           a change in the fiscal year or taxable year of the Company and any other changes that the Board of Directors determines to be necessary or appropriate as a result of a change in the fiscal year or taxable year of the Company including, if the Board of Directors shall so determine, a change in the definition of "Quarter" and the dates on which distributions are to be made by the Company;

(f)           an amendment that is necessary, in the Opinion of Counsel, to prevent the Company, the members of the Board of Directors, or the Seadrill Member or its or their directors, officers, trustees or agents from in any manner being subjected to the provisions of the U.S. Investment Company Act of 1940, as amended, the U.S. Investment Advisers Act of 1940, as amended, or "plan asset" regulations adopted under the U.S. Employee Retirement Income Security Act of 1974, as amended, regardless of whether such regulations are substantially similar to plan asset regulations currently applied or proposed by the United States Department of Labor;

(g)           an amendment that the Board of Directors determines to be necessary or appropriate in connection with the authorization of issuance of any class or series of Membership Interests pursuant to Section 5.4;

(h)           an amendment that the Board of Directors determines to be necessary or appropriate for the authorization of additional Membership Interests or rights to acquire Membership Interests, including any amendment that the Board of Directors determines is necessary or appropriate in connection with:

(i)           the adjustments of the Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution in connection with the IDR Reset Election in accordance with Section 5.10;

(ii)           the implementation of the provisions relating to the Seadrill Member's right to reset its Incentive Distribution Rights in exchange for Common Units; or

(iii)           any modification of the Incentive Distribution Rights made in connection with the issuance of additional Membership Interests or rights to acquire Membership Interests, provided, that, with respect to this clause (iii), any such modifications to the Incentive Distribution Rights and the related issuance of Membership Interests have received Special Approval;

(i)           any amendment expressly permitted in this Agreement to be made by the Board of Directors acting alone;

(j)           an amendment effected, necessitated or contemplated by a Merger Agreement approved in accordance with Section 14.3;

(k)           an amendment that the Board of Directors determines to be necessary or appropriate to reflect and account for the formation by the Company of, or investment by the Company in, any corporation, partnership, joint venture, limited liability company or other Person, in connection with the conduct by the Company of activities permitted by the terms of Section 2.4;

(l)           a conversion, merger or conveyance pursuant to Section 14.3(d); or

(m)           any other amendments substantially similar to the foregoing.

Section 13.2                      Amendment Procedures.  Except as provided in Sections 13.1 and 13.3, all amendments to this Agreement shall be made in accordance with the following requirements.  Amendments to this Agreement may be proposed only by, or with the written consent of, the Board of Directors; provided, however, that the Board of Directors shall have no duty or obligation to propose any amendment to this Agreement and may decline to do so free of any fiduciary duty or obligation whatsoever to the Company or any Member, any Record Holder or any other Person and, in declining to propose an amendment, to the fullest extent permitted by applicable law shall not be required to act in good faith or in the best interests of the Company or any Member, any Record Holder or any other Person or pursuant to any other standard imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Marshall Islands Act or any other law, rule or regulation.  A proposed amendment shall be effective upon its approval by the Board of Directors and the holders of a Unit Majority, unless a greater or different percentage is required under this Agreement or by the Marshall Islands Act.  Each proposed amendment that requires the approval of the holders of a specified percentage of Outstanding Units shall be set forth in a writing that contains the text of the proposed amendment.  If such an amendment is proposed, the Board of Directors shall seek the written approval of the requisite percentage of Outstanding Units or call a meeting of the Unitholders to consider and vote on such proposed amendment.  The Board of Directors shall notify all Record Holders upon final adoption of any such proposed amendments. The Board of Directors shall be deemed to have notified all Record Holders as required hereby if it has either (i) filed such amendment with the Commission via its Electronic Data Gathering, Analysis and Retrieval system and such amendment is publicly available on such system or (ii) made such amendment available on any publicly available website maintained by the Company.

Section 13.3                      Amendment Requirements.

(a)           Notwithstanding the provisions of Sections 13.1 and 13.2, no provision of this Agreement that establishes a percentage of Outstanding Units (including Units deemed owned by the Seadrill Member and its Affiliates) required to take any action shall be amended, altered, changed, repealed or rescinded in any respect that would have the effect of (i) in the case of any provision of this Agreement other than Section 11.2 or Section 13.4, reducing such percentage or (ii) in the case of Section 11.2 or Section 13.4, increasing such percentage, unless such amendment is approved by the written consent or the affirmative vote of holders of Outstanding Units whose aggregate Outstanding Units constitute not less than the voting requirement sought to be reduced.

(b)           Notwithstanding the provisions of Sections 13.1 and 13.2, no amendment to this Agreement may (i) enlarge the obligations of any Non-Seadrill Member without its consent, unless such enlargement shall be deemed to have occurred as a result of an amendment approved pursuant to Section 13.3(c) or (ii) enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable to, the Seadrill Member or any of its Affiliates without its consent, which consent may be given or withheld at the Seadrill Member's option.

(c)           Except as provided in Section 14.3, and without limitation of the Board of Directors' authority to adopt amendments to this Agreement without the approval of any Members as contemplated in Section 13.1, any amendment that would have a material adverse effect on the rights or preferences of any type or class of Membership Interests in relation to other classes of Membership Interests must be approved by the holders of not less than a majority of the Outstanding Membership Interests of the type or class affected.  If the Board of Directors determines an amendment does not satisfy the requirements of Section 13.1(d)(i) because it adversely affects one or more classes of Membership Interests, as compared to other classes of Membership Interests, in any material respect, such amendment shall only be required to be approved by the adversely affected class or classes.

(d)           Notwithstanding any other provision of this Agreement, except for amendments pursuant to Section 13.1 and except as otherwise provided by Section 14.3(b), no amendments shall become effective without the approval of the holders of at least 90% of the Outstanding Units voting as a single class unless the Company obtains an Opinion of Counsel to the effect that such amendment will not affect the limited liability of any Non-Seadrill Member under applicable law.

(e)           Except as provided in Section 13.1, this Section 13.3 shall only be amended with the approval of the holders of at least 90% of the Outstanding Units voting as a single class.

Section 13.4                      Meetings.  All acts of Non-Seadrill Members to be taken pursuant to this Agreement shall be taken in the manner provided in this Article XIII.  Special meetings of the Members may be called by the Seadrill Member, the Board of Directors or by Non-Seadrill Members owning 20% or more of the Outstanding Units of the class or classes for which a meeting is proposed.  Non-Seadrill Members shall call a special meeting by delivering to the Board of Directors one or more requests in writing stating that the signing Non-Seadrill Members wish to call a special meeting and indicating the general or specific purposes for which the special meeting is to be called, it being understood that the purposes of such special meeting may only be to vote on matters that require the vote of the Unitholders pursuant to this Agreement.  Within 60 days after receipt of such a call from Non-Seadrill Members or within such greater time as may be reasonably necessary for the Company to comply with any statutes, rules, regulations, listing agreements or similar requirements governing the holding of a meeting or the solicitation of proxies for use at such a meeting, the Board of Directors shall send a notice of the meeting to the Non-Seadrill Members either directly or indirectly through the Transfer Agent.  A meeting or special meeting shall be held at a time and place determined by the Board of Directors on a date not less than 10 days nor more than 60 days after the mailing of notice of the meeting.  Non-Seadrill Members shall not vote on matters that would cause the Non-Seadrill Members to be deemed to be taking part in the management and control of the business and affairs of the Company so as to jeopardize the Non-Seadrill Members' limited liability under the Marshall Islands Act or the law of any other jurisdiction in which the Company is qualified to do business.

Section 13.5                      Notice of a Meeting.  Notice of a meeting called pursuant to Section 13.4 shall be given to the Record Holders of the class or classes of Units for which a meeting is proposed in writing by mail or other means of written communication in accordance with Section 16.1 at least 10 days in advance of such meeting.  The notice shall be deemed to have been given at the time when deposited in the mail or sent by other means of written communication.

Section 13.6                      Record Date.  For purposes of determining the Non-Seadrill Members entitled to notice of or to vote at a meeting of the Non-Seadrill Members or to give approvals without a meeting as provided in Section 13.11, the Board of Directors may set a Record Date, which shall not be less than 10 nor more than 60 days before (a) the date of the meeting (unless such requirement conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are listed or admitted to trading, in which case the rule, regulation, guideline or requirement of such National Securities Exchange shall govern) or (b) in the event that approvals are sought without a meeting, the date by which Non-Seadrill Members are requested in writing by the Board of Directors to give such approvals.  If the Board of Directors does not set a Record Date, then (a) the Record Date for determining the Non-Seadrill Members entitled to notice of or to vote at a meeting of the Non-Seadrill Members shall be the close of business on the day next preceding the day on which notice is given, and (b) the Record Date for determining the Non-Seadrill Members entitled to give approvals without a meeting shall be the date the first written approval is deposited with the Company in care of the Board of Directors in accordance with Section 13.11.

Section 13.7                      Adjournment.  When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting and a new Record Date need not be fixed, if the time and place thereof are announced at the meeting at which the adjournment is taken, unless such adjournment shall be for more than 45 days.  At the adjourned meeting, the Company may transact any business which might have been transacted at the original meeting.  If the adjournment is for more than 45 days or if a new Record Date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given in accordance with this Article XIII.

Section 13.8                      Waiver of Notice; Approval of Meeting; Approval of Minutes.  The transactions of any meeting of Non-Seadrill Members, however called and noticed, and whenever held, shall be as valid as if it had occurred at a meeting duly held after regular call and notice, if a quorum is present either in person or by proxy.  Attendance of a Non-Seadrill Member at a meeting shall constitute a waiver of notice of the meeting, except when the Non-Seadrill Member attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened; and except that attendance at a meeting is not a waiver of any right to disapprove the consideration of matters required to be included in the notice of the meeting, but not so included, if the disapproval is expressly made at the meeting.

Section 13.9                      Quorum and Voting.  The holders of 33⅓% of the Outstanding Units of the class or classes for which a meeting has been called (including Outstanding Units deemed owned by the Seadrill Member) represented in person or by proxy shall constitute a quorum at a meeting of Non-Seadrill Members of such class or classes unless any such action by the Non-Seadrill Members requires approval by holders of a greater percentage of such Units, in which case the quorum shall be such greater percentage.  At any meeting of the Non-Seadrill Members duly called and held in accordance with this Agreement at which a quorum is present, the act of Non-Seadrill Members holding Outstanding Units that in the aggregate represent a majority of the Outstanding Units entitled to vote and present in person or by proxy at such meeting shall be deemed to constitute the act of all Non-Seadrill Members, unless a greater or different percentage is required with respect to such action under the provisions of this Agreement, in which case the act of the Non-Seadrill Members holding Outstanding Units that in the aggregate represent at least such greater or different percentage shall be required.  The Non-Seadrill Members present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough Non-Seadrill Members to leave less than a quorum, if any action taken (other than adjournment) is approved by the required percentage of Outstanding Units specified in this Agreement (including Outstanding Units deemed owned by the Seadrill Member).  In the absence of a quorum, any meeting of Non-Seadrill Members may be adjourned from time to time by the affirmative vote of holders of at least a majority of the Outstanding Units entitled to vote at such meeting (including Outstanding Units deemed owned by the Seadrill Member) and represented either in person or by proxy, but no other business may be transacted, except as provided in Section 13.7.

Section 13.10                                Conduct of a Meeting.  The Board of Directors shall have full power and authority concerning the manner of conducting any meeting of the Non-Seadrill Members or solicitation of approvals in writing, including the determination of Persons entitled to vote, the existence of a quorum, the satisfaction of the requirements of Section 13.4, the conduct of voting, the validity and effect of any proxies and the determination of any controversies, votes or challenges arising in connection with or during the meeting or voting.  The Chairman of the Board of Directors shall serve as chairman of any meeting and shall further designate a Person to take the minutes of any meeting.  All minutes shall be kept with the records of the Company maintained by the Board of Directors.  The Board of Directors may make such other regulations consistent with applicable law and this Agreement as it may deem advisable concerning the conduct of any meeting of the Non-Seadrill Members or solicitation of approvals in writing, including regulations in regard to the appointment of proxies, the appointment and duties of inspectors of votes and approvals, the submission and examination of proxies and other evidence of the right to vote, and the revocation of approvals in writing.

Section 13.11                                Action Without a Meeting.  If authorized by the Board of Directors, any action that may be taken at a meeting of the Non-Seadrill Members may be taken without a meeting if an approval in writing setting forth the action so taken is signed by Non-Seadrill Members owning not less than the minimum percentage of the Outstanding Units (including Units deemed owned by the Seadrill Member) that would be necessary to authorize or take such action at a meeting at which all the Non-Seadrill Members were present and voted (unless such provision conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are listed or admitted to trading, in which case the rule, regulation, guideline or requirement of such National Securities Exchange shall govern).  Prompt notice of the taking of action without a meeting shall be given to the Non-Seadrill Members who have not approved the action in writing.  The Board of Directors may specify that any written ballot submitted to Non-Seadrill Members for the purpose of taking any action without a meeting shall be returned to the Company within the time period, which shall be not less than 20 days, specified by the Board of Directors.  If a ballot returned to the Company does not vote all of the Units held by the Non-Seadrill Members, the Company shall be deemed to have failed to receive a ballot for the Units that were not voted.  If approval of the taking of any action by the Non-Seadrill Members is solicited by any Person other than by or on behalf of the Board of Directors, the written approvals shall have no force and effect unless and until (a) they are deposited with the Company in care of the Board of Directors, (b) approvals sufficient to take the action proposed are dated as of a date not more than 90 days prior to the date sufficient approvals are deposited with the Company and (c) an Opinion of Counsel is delivered to the Board of Directors to the effect that the exercise of such right and the action proposed to be taken with respect to any particular matter (i) will not cause the Non-Seadrill Members to be deemed to be taking part in the management and control of the business and affairs of the Company so as to jeopardize the Non-Seadrill Members' limited liability, and (ii) is otherwise permissible under the applicable statutes then governing the rights, duties and liabilities of the Company and the Members.

Section 13.12                                Right to Vote and Related Matters.

(a)           Only those Record Holders of the Units on the Record Date set pursuant to Section 13.6 (and also subject to the limitations contained in the definition of "Outstanding") shall be entitled to notice of, and to vote at, a meeting of Non-Seadrill Members or to act with respect to matters as to which the holders of the Outstanding Units have the right to vote or to act.  All references in this Agreement to votes of, or other acts that may be taken by, the Outstanding Units shall be deemed to be references to the votes or acts of the Record Holders of such Outstanding Units.

(b)           With respect to Units that are held for a Person's account by another Person (such as a broker, dealer, bank, trust company or clearing corporation, or an agent of any of the foregoing), in whose name such Units are registered, such other Person shall, in exercising the voting rights in respect of such Units on any matter, and unless the arrangement between such Persons provides otherwise, vote such Units in favor of, and at the direction of, the Person who is the beneficial owner, and the Company shall be entitled to assume it is so acting without further inquiry.  The provisions of this Section 13.12(b) (as well as all other provisions of this Agreement) are subject to the provisions of Section 4.3.

ARTICLE XIV

MERGER, CONSOLIDATION OR CONVERSION

Section 14.1                      Authority.  The Company may merge or consolidate with or into one or more corporations, limited liability companies, statutory trusts or associations, real estate investment trusts, common law trusts or unincorporated businesses, including a partnership (whether general or limited (including a limited liability partnership)) or convert into any such entity, pursuant to a written agreement of merger or consolidation ("Merger Agreement") or a written plan of conversion ("Plan of Conversion"), as the case may be, in accordance with this Article XIV.

Section 14.2                      Procedure for Merger, Consolidation or Conversion.

(a)           Merger, consolidation or conversion of the Company pursuant to this Article XIV requires the approval of the Board of Directors.

(b)           If the Board of Directors shall determine to consent to the merger, consolidation or conversion, the Board of Directors shall approve the Merger Agreement, which shall set forth:

(i)           the names and jurisdictions of formation or organization of each of the business entities proposing to merge or consolidate;

(ii)           the name and jurisdiction of formation or organization of the business entity that is to survive the proposed merger or consolidation (the "Surviving Business Entity");

(iii)           the terms and conditions of the proposed merger or consolidation;

(iv)           the manner and basis of exchanging or converting the equity securities of each constituent business entity for, or into, cash, property or interests, rights, securities or obligations of the Surviving Business Entity; and (i) if any interests, securities or rights of any constituent business entity are not to be exchanged or converted solely for, or into, cash, property or interests, rights, securities or obligations of the Surviving Business Entity, the cash, property or interests, rights, securities or obligations of any general or limited partnership, corporation, trust, limited liability company, unincorporated business or other Person (other than the Surviving Business Entity) which the holders of such interests, securities or rights are to receive in exchange for, or upon conversion of their interests, securities or rights, and (ii) in the case of securities represented by certificates, upon the surrender of such certificates, which cash, property or interests, rights, securities or obligations of the Surviving Business Entity or any general or limited partnership, corporation, trust, limited liability company, unincorporated business or other Person (other than the Surviving Business Entity), or evidences thereof, are to be delivered;

(v)           a statement of any changes in the constituent documents or the adoption of new constituent documents (the articles or certificate of incorporation, articles of trust, declaration of trust, certificate or operating agreement or other similar charter or governing document) of the Surviving Business Entity to be effected by such merger or consolidation;

(vi)           the effective time of the merger, which may be the date of the filing of the certificate of merger pursuant to Section 14.4 or a later date specified in or determinable in accordance with the Merger Agreement (provided, that if the effective time of the merger is to be later than the date of the filing of such certificate of merger, the effective time shall be fixed at a date or time certain at or prior to the time of the filing of such certificate of merger and stated therein); and

(vii)           such other provisions with respect to the proposed merger or consolidation that the Board of Directors determine to be necessary or appropriate.

(c)           If the Board of Directors shall determine to consent to the conversion the Board of Directors shall approve the Plan of Conversion, which shall set forth:

(i)           the name of the converting entity and the converted entity;

(ii)           a statement that the Company is continuing its existence in the organizational form of the converted entity;

(iii)           a statement as to the type of entity that the converted entity is to be and the state or country under the laws of which the converted entity is to be incorporated, formed or organized;

(iv)           the manner and basis of exchanging or converting the equity securities of each constituent business entity for, or into, cash, property or interests, rights, securities or obligations of the converted entity or another entity, or for the cancellation of such equity securities;

(v)           in an attachment or exhibit, the certificate of formation of the Company;

(vi)           in an attachment or exhibit, the certificate of formation, certificate of limited partnership, articles of incorporation, or other organizational documents of the converted entity;

(vii)           the effective time of the conversion, which may be the date of the filing of the articles of conversion or a later date specified in or determinable in accordance with the Plan of Conversion (provided, that if the effective time of the conversion is to be later than the date of the filing of such articles of conversion, the effective time shall be fixed at a date or time certain and stated in such articles of conversion); and

(viii)           such other provisions with respect to the proposed conversion the Board of Directors may determine to be necessary or appropriate.

Section 14.3                      Approval by Non-Seadrill Members of Merger, Consolidation or Conversion.

(a)           Except as provided in Sections 14.3(d) and 14.3(e), the Board of Directors, upon its approval of the Merger Agreement or the Plan of Conversion, as the case may be, shall direct that the Merger Agreement or the Plan of Conversion and the merger, consolidation or conversion contemplated thereby, as applicable, be submitted to a vote of Non-Seadrill Members, whether at a special meeting or by written consent, in either case in accordance with the requirements of Article XIII.  A copy or a summary of the Merger Agreement or the Plan of Conversion, as the case may be, shall be included in or enclosed with the notice of a special meeting or the written consent.

(b)           Except as provided in Sections 14.3(d) and 14.3(e), the Merger Agreement or Plan of Conversion, as the case may be, shall be approved upon receiving the affirmative vote or consent of the holders of at least 66⅔% of the Outstanding Units.

(c)           Except as provided in Sections 14.3(d) and 14.3(e), after such approval by vote or consent of the Non-Seadrill Members, and at any time prior to the filing of the certificate of merger or certificate of conversion pursuant to Section 14.4, the merger, consolidation or conversion may be abandoned pursuant to provisions therefor, if any, set forth in the Merger Agreement or Plan of Conversion, as the case may be.

(d)           Notwithstanding anything else contained in this Article XIV or in this Agreement, the Board of Directors is permitted, without Non-Seadrill Member approval, to convert the Company or any Group Member into a new limited liability entity, to merge the Company or any Group Member into, or convey all of the Company's assets to, another limited liability entity which shall be newly formed and shall have no assets, liabilities or operations at the time of such conversion, merger or conveyance other than those it receives from the Company or other Group Member if (i) the Board of Directors has received an Opinion of Counsel that the conversion, merger or conveyance, as the case may be, would not result in the loss of the limited liability of any Non-Seadrill Member, (ii) the sole purpose of such conversion, merger or conveyance is to effect a mere change in the legal form of the Company into another limited liability entity and (iii) the governing instruments of the new entity provide the Non-Seadrill Members, the Seadrill Member and the Board of Directors with the same rights and obligations as are herein contained.

(e)           Additionally, notwithstanding anything else contained in this Article XIV or in this Agreement, the Board of Directors is permitted, without Non-Seadrill Member approval, to merge or consolidate the Company with or into another entity if (i) the Board of Directors has received an Opinion of Counsel that the merger or consolidation, as the case may be, would not result in the loss of the limited liability of any Non-Seadrill Member, (ii) the merger or consolidation would not result in an amendment to this Agreement, other than any amendments that could be adopted pursuant to Section 13.1, (iii) the Company is the Surviving Business Entity in such merger or consolidation, (iv) each Unit outstanding immediately prior to the effective date of the merger or consolidation is to be an identical Unit of the Company after the effective date of the merger or consolidation, and (v) the number of Membership Interests to be issued by the Company in such merger or consolidation does not exceed 20% of the Membership Interests Outstanding immediately prior to the effective date of such merger or consolidation.

Section 14.4                      Certificate of Merger or Conversion.  Upon the required approval by the Board of Directors and the Unitholders of a Merger Agreement or Plan of Conversion, as the case may be, a certificate of merger or conversion, as applicable, shall be executed and filed in conformity with the requirements of the Marshall Islands Act.

Section 14.5                      Amendment of Operating Agreement.  Pursuant to Section 17(6) of the Marshall Islands Act, an agreement of merger or consolidation approved in accordance with Section 17(6) of the Marshall Islands Act may (a) effect any amendment to this Agreement or (b) effect the adoption of a new operating agreement for a limited liability company if it is the Surviving Business Entity.  Any such amendment or adoption made pursuant to this Section 14.5 shall be effective at the effective time or date of the merger or consolidation.

Section 14.6                      Effect of Merger, Consolidation or Conversion.

(a)           At the effective time of the certificate of merger:

(i)           all of the rights, privileges and powers of each of the business entities that has merged or consolidated, and all property, real, personal and mixed, and all debts due to any of those business entities and all other things and causes of action belonging to each of those business entities, shall be vested in the Surviving Business Entity and after the merger or consolidation shall be the property of the Surviving Business Entity to the extent they were of each constituent business entity;

(ii)           the title to any real property vested by deed or otherwise in any of those constituent business entities shall not revert and is not in any way impaired because of the merger or consolidation;

(iii)           all rights of creditors and all liens on or security interests in property of any of those constituent business entities shall be preserved unimpaired; and

(iv)           all debts, liabilities and duties of those constituent business entities shall attach to the Surviving Business Entity and may be enforced against it to the same extent as if the debts, liabilities and duties had been incurred or contracted by it.

(b)           At the effective time of the certificate of conversion, for all purposes of the laws of the Marshall Islands:

(i)           the Company shall continue to exist, without interruption, but in the organizational form of the converted entity rather than in its prior organizational form;

(ii)           all rights, title, and interests to all real estate and other property owned by the Company shall remain vested in the converted entity in its new organizational form without reversion or impairment, without further act or deed, and without any transfer or assignment having occurred, but subject to any existing liens or other encumbrances thereon;

(iii)           all liabilities and obligations of the Company shall continue to be liabilities and obligations of the converted entity in its new organizational form without impairment or diminution by reason of the conversion;

(iv)           all rights of creditors or other parties with respect to or against the prior interest holders or other owners of the Company in their capacities as such in existence as of the effective time of the conversion will continue in existence as to those liabilities and obligations and are enforceable against the converted entity by such creditors and obligees to the same extent as if the liabilities and obligations had originally been incurred or contracted by the converted entity; and

(v)           the Membership Interests that are to be converted into partnership interests, shares, evidences of ownership, or other rights or securities in the converted entity or cash as provided in the Plan of Conversion shall be so converted, and Members shall be entitled only to the rights provided in the Plan of Conversion.

ARTICLE XV

RIGHT TO ACQUIRE NON-SEADRILL MEMBER INTERESTS

Section 15.1                      Right to Acquire Non-Seadrill Member Interests.

(a)           Notwithstanding any other provision of this Agreement, if at any time from and after the Closing Date the Seadrill Member and its Affiliates hold more than 80% of the total Non-Seadrill Member Interests of any class then Outstanding, the Seadrill Member shall then have the right, which right it may assign and transfer in whole or in part to the Company or any Affiliate of the Seadrill Member, exercisable at its option, to purchase all, but not less than all, of such Non-Seadrill Member Interests of such class then Outstanding held by Persons other than the Seadrill Member and its Affiliates, at the greater of (x) the Current Market Price as of the date three days prior to the date that the notice described in Section 15.1(b) is mailed and (y) the highest price paid by the Seadrill Member or any of its Affiliates for any such Non-Seadrill Member Interest of such class purchased during the 90-day period preceding the date that the notice described in Section 15.1(b) is mailed.

(b)           If the Seadrill Member, any Affiliate of the Seadrill Member or the Company elects to exercise the right to purchase Non-Seadrill Member Interests granted pursuant to Section 15.1(a), the Seadrill Member shall deliver to the Transfer Agent notice of such election to purchase (the "Notice of Election to Purchase") and shall cause the Transfer Agent to mail a copy of such Notice of Election to Purchase to the Record Holders of Non-Seadrill Member Interests of such class or classes (as of a Record Date selected by the Seadrill Member) at least 10, but not more than 60, days prior to the Purchase Date.  Such Notice of Election to Purchase shall also be published for a period of at least three consecutive days in at least two daily newspapers of general circulation printed in the English language and published in the Borough of Manhattan, New York.  The Notice of Election to Purchase shall specify the Purchase Date and the price (determined in accordance with Section 15.1(a)) at which Non-Seadrill Member Interests will be purchased and state that the Seadrill Member, its Affiliate or the Company, as the case may be, elects to purchase such Non-Seadrill Member Interests, upon surrender of Certificates representing such Non-Seadrill Member Interests in exchange for payment, at such office or offices of the Transfer Agent as the Transfer Agent may specify, or as may be required by any National Securities Exchange on which such Non-Seadrill Member Interests are listed.  Any such Notice of Election to Purchase mailed to a Record Holder of Non-Seadrill Member Interests at his address as reflected in the records of the Transfer Agent shall be conclusively presumed to have been given regardless of whether the owner receives such notice.  On or prior to the Purchase Date, the Seadrill Member, its Affiliate or the Company, as the case may be, shall deposit with the Transfer Agent cash in an amount sufficient to pay the aggregate purchase price of all of such Non-Seadrill Member Interests to be purchased in accordance with this Section 15.1.  If the Notice of Election to Purchase shall have been duly given as aforesaid at least 10 days prior to the Purchase Date, and if on or prior to the Purchase Date the deposit described in the preceding sentence has been made for the benefit of the holders of Non-Seadrill Member Interests subject to purchase as provided herein, then from and after the Purchase Date, notwithstanding that any Certificate shall not have been surrendered for purchase, all rights of the holders of such Non-Seadrill Member Interests (including any rights pursuant to Articles IV, V, VI and XII) shall thereupon cease, except the right to receive the applicable purchase price (determined in accordance with Section 15.1(a)) for Non-Seadrill Member Interests therefor, without interest, upon surrender to the Transfer Agent of the Certificates representing such Non-Seadrill Member Interests, and such Non-Seadrill Member Interests shall thereupon be deemed to be transferred to the Seadrill Member, its Affiliate or the Company, as the case may be, on the record books of the Transfer Agent and the Company, and the Seadrill Member or any Affiliate of the Seadrill Member, or the Company, as the case may be, shall be deemed to be the owner of all such Non-Seadrill Member Interests from and after the Purchase Date and shall have all rights as the owner of such Non-Seadrill Member Interests (including all rights as owner of such Non-Seadrill Member Interests pursuant to Articles IV, V, VI and XII).

(c)           At any time from and after the Purchase Date, a holder of an Outstanding Non-Seadrill Member Interest subject to purchase as provided in this Section 15.1 may surrender his Certificate evidencing such Non-Seadrill Member Interest to the Transfer Agent in exchange for payment of the amount described in Section 15.1(a), without interest thereon.

ARTICLE XVI

GENERAL PROVISIONS

Section 16.1                      Addresses and Notices.

(a)           Any notice, demand, request, report or proxy materials required or permitted to be given or made to a Member under this Agreement shall be in writing and shall be deemed given or made when delivered in person or when sent by first class United States mail or by other means of written communication to the Member at the address described below.  Any notice, payment or report to be given or made to a Member hereunder shall be deemed conclusively to have been given or made, and the obligation to give such notice or report or to make such payment shall be deemed conclusively to have been fully satisfied, upon sending of such notice, payment or report to the Record Holder of such Membership Interests at his address as shown on the records of the Transfer Agent or as otherwise shown on the records of the Company, regardless of any claim of any Person who may have an interest in such Membership Interests by reason of any assignment or otherwise.  An affidavit or certificate of making of any notice, payment or report in accordance with the provisions of this Section 16.1 executed by a member of the Board of Directors, the Transfer Agent or the mailing organization shall be prima facie evidence of the giving or making of such notice, payment or report.  If any notice, payment or report addressed to a Record Holder at the address of such Record Holder appearing on the books and records of the Transfer Agent or the Company is returned by the United States Postal Service marked to indicate that the United States Postal Service is unable to deliver it, such notice, payment or report and any subsequent notices, payments and reports shall be deemed to have been duly given or made without further mailing (until such time as such Record Holder or another Person notifies the Transfer Agent or the Company of a change in his address) if they are available for the Member at the principal office of the Company for a period of one year from the date of the giving or making of such notice, payment or report to the other Members.  Any notice to the Company shall be deemed given if received by the Board of Directors at the principal office of the Company designated pursuant to Section 2.3.  The Board of Directors may rely and shall be protected in relying on any notice or other document from a Member or other Person if believed by it to be genuine.

(b)           The terms "in writing," "written communications," "written notice" and words of similar import shall be deemed satisfied under this Agreement by use of e-mail and other forms of electronic communication.

Section 16.2                      Further Action.  The parties shall execute and deliver all documents, provide all information and take or refrain from taking action as may be necessary or appropriate to achieve the purposes of this Agreement.

Section 16.3                      Binding Effect.  This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors, legal representatives and permitted assigns.

Section 16.4                      Integration.  This Agreement constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements and understandings pertaining thereto.

Section 16.5                      Creditors.  None of the provisions of this Agreement shall be for the benefit of, or shall be enforceable by, any creditor of the Company.

Section 16.6                      Waiver.  No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute waiver of any such breach of any other covenant, duty, agreement or condition.

Section 16.7                      Counterparts.  This Agreement may be executed in counterparts, all of which together shall constitute an agreement binding on all the parties hereto, notwithstanding that all such parties are not signatories to the original or the same counterpart.  Each party shall become bound by this Agreement immediately upon affixing its signature hereto or, in the case of a Person acquiring a Non-Seadrill Member Interest, pursuant to Section 10.2(a), immediately upon the acquisition of such Non-Seadrill Member Interests without execution hereof.

Section 16.8                      Applicable Law; Forum, Venue and Jurisdiction.

(a)           This Agreement shall be construed in accordance with and governed by the laws of the Republic of The Marshall Islands, without regard to the principles of conflicts of law.

(b)           Each of the Members and each Person holding any beneficial interest in the Company (whether through a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing or otherwise):

(i)           irrevocably agrees that any claims, suits, actions or proceedings (A) arising out of or relating in any way to this Agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of this Agreement or the duties, obligations or liabilities among Members or of Members to the Company, or the rights or powers of, or restrictions on, the Members or the Company), (B) brought in a derivative manner on behalf of the Company, (C) asserting a claim of breach of a fiduciary duty owed by any director, officer, or other employee of the Company or the Seadrill Member, or owed by the Seadrill Member, to the Company or the Members, (D) asserting a claim arising pursuant to any provision of the Marshall Islands Act or (E) asserting a claim governed by the internal affairs doctrine shall be exclusively brought in the Court of Chancery of the State of Delaware, unless otherwise provided for by Marshall Islands law, in each case regardless of whether such claims, suits, actions or proceedings arise under laws relating to contracts, tort, fraud or otherwise, are based on common law, statutory, equitable, legal or other grounds, or are derivative or direct claims;

(ii)           irrevocably submits to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, unless otherwise provided for by Marshall Islands law, in connection with any such claim, suit, action or proceeding;

(iii)           agrees not to, and waives any right to, assert in any such claim, suit, action or proceeding that (A) it is not personally subject to the jurisdiction of the Court of Chancery of the State of Delaware or of any other court to which proceedings in the Court of Chancery of the State of Delaware may be appealed, (B) such claim, suit, action or proceeding is brought in an inconvenient forum, or (C) the venue of such claim, suit, action or proceeding is improper;

(iv)           expressly waives any requirement for the posting of a bond by a party bringing such claim, suit, action or proceeding; and

(v)           consents to process being served in any such claim, suit, action or proceeding by mailing, certified mail, return receipt requested, a copy thereof to such party at the address in effect for notices hereunder, and agrees that such services shall constitute good and sufficient service of process and notice thereof; provided, nothing in clause (v) hereof shall affect or limit any right to serve process in any other manner permitted by law.

Section 16.9                      Invalidity of Provisions.  If any provision or part of a provision of this Agreement is or becomes for any reason, invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions and part thereof contained herein shall not be affected thereby and such invalid, illegal or unenforceable provision or part of a provision of this Agreement shall be, to the fullest extent permitted by law, reformed, modified or construed so that it would be valid, legal and enforceable to the maximum extent possible, and then substituted for such invalid, illegal or unenforceable provision, or part of a provision, as if such invalid, illegal or unenforceable provision, or part of a provision, had never been contained herein.  For the sake of clarity, and without limiting the preceding sentence, the provisions in this Agreement purporting to limit the rights or remedies of any Member or providing for exculpation or indemnification of any Person, or allowing or providing for distributions, have been included herein with the intent, purpose and understanding that such provisions shall be enforced only to the fullest extent permitted by applicable law.

Section 16.10                                Consent of Members.  Each Member hereby expressly consents and agrees that, whenever in this Agreement it is specified that an action may be taken upon the affirmative vote or consent of less than all of the Members (including any amendment to this Agreement), such action may be so taken upon the concurrence of less than all of the Members and each Member shall be bound by the results of such action (including any amendment to this Agreement).

Section 16.11                                Facsimile Signatures.  The use of facsimile signatures affixed in the name and on behalf of the transfer agent and registrar of the Company on Certificates representing Units is expressly permitted by this Agreement.

Section 16.12                                Third-Party Beneficiaries.  Each Member agrees that any Indemnitee shall be entitled to assert rights and remedies hereunder as a third- party beneficiary hereto with respect to those provisions of this Agreement affording a right, benefit or privilege to such Indemnitee.

[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have executed this First Amended and Restated Operating Agreement as of the date first written above.

SEADRILL MEMBER LLC

By:	/s/ Tor Olav Troim
Name: Tor Olav Troim
Title: Vice President and Director

SEADRILL LIMITED

By:	/s/ Tor Olav Troim
Name: Tor Olav Troim
Title: Vice President and Director

Signature Page

EXHIBIT A
to the First Amended and Restated
Operating Agreement of
SEADRILL PARTNERS LLC

Certificate Evidencing Common Units
Representing Membership Interests in
SEADRILL PARTNERS LLC

No.	Common Units

In accordance with Section 4.1 of the First Amended and Restated Operating Agreement of Seadrill Partners LLC, as amended, supplemented or restated from time to time (the "Operating Agreement"), Seadrill Partners LLC, a Marshall Islands limited liability company (the "Company"), hereby certifies that                                              (the "Holder") is the registered owner of the above designated number of Common Units representing membership interests in the Company (the "Common Units") transferable on the books of the Company, in person or by duly authorized attorney, upon surrender of this Certificate properly endorsed. The rights, preferences and limitations of the Common Units are set forth in, and this Certificate and the Common Units represented hereby are issued and shall in all respects be subject to the terms and provisions of, the Operating Agreement. Copies of the Operating Agreement are on file at, and will be furnished without charge on delivery of written request to the Company at, the principal office of the Company located at 13th Floor, One America Square, 14 Crosswall, London, EC3N 2LB. Capitalized terms used herein but not defined shall have the meanings given them in the Operating Agreement.

The Holder, by accepting this Certificate, is deemed to have (i) requested admission as, and agreed to become, a Non-Seadrill Member and to have agreed to comply with and be bound by and to have executed the Operating Agreement, (ii) represented and warranted that the Holder has all right, power and authority and, if an individual, the capacity necessary to enter into the Operating Agreement and (iii) made the waivers and given the consents and approvals contained in the Operating Agreement.

This Certificate shall not be valid for any purpose unless it has been countersigned and registered by the Transfer Agent and Registrar. This Certificate shall be governed by and construed in accordance with the laws of the Marshall Islands.

Dated:   ____________________

Countersigned and Registered by:	SEADRILL PARTNERS LLC

By:
as Transfer Agent and Registrar		Title:

By:	By:
Authorized Signature		Secretary

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[Reverse of Certificate]
ABBREVIATIONS

The following abbreviations, when used in the inscription on the face of this Certificate, shall be construed as follows according to applicable laws or regulations:

TEN COM	—	as tenants in common	UNIF GIFT/TRANSFERS MIN ACT ________________ Custodian ________________ (Cust) (Minor)
TEN ENT	—	as tenants by the entireties
JT TEN	—	as joint tenants with right of survivorship and not as tenants in common	under Uniform Gifts /Transfers to CD Minors Act (State)

Additional abbreviations, though not in the above list, may also be used.

ASSIGNMENT OF COMMON UNITS
in
SEADRILL PARTNERS LLC

FOR VALUE RECEIVED,      __________________________ hereby assigns, conveys, sells and transfers unto

_______________________________________ (Please print or typewrite name and address of Assignee)	_______________________________________ (Please insert Social Security or other identifying number of Assignee)

__________________ Common Units representing membership interests evidenced by this Certificate, subject to the Operating Agreement, and does hereby irrevocably constitute and appoint                                      as its attorney-in-fact with full power of substitution to transfer the same on the books of Seadrill Partners LLC.

Date: _____________________________________	NOTE:	The signature to any endorsement hereon must correspond with the name as written upon the face of this Certificate in every particular, without alteration, enlargement or change.
THE SIGNATURE(S) MUST BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION (BANKS, STOCKBROKERS, SAVINGS AND LOAN ASSOCIATIONS AND CREDIT UNIONS WITH MEMBERSHIP IN AN APPROVED SIGNATURE GUARANTEE MEDALLION PROGRAM), PURSUANT TO S.E.C. RULE 17Ad-15
_______________________________________ (Signature) _______________________________________ (Signature)

No transfer of the Common Units evidenced hereby will be registered on the books of the Company, unless the Certificate evidencing the Common Units to be transferred is surrendered for registration or transfer.

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